UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-CSRS

CERTIFIED SHAREHOLDER REPORT OF REGISTERED MANAGEMENT INVESTMENT COMPANIES

INVESTMENT COMPANY ACT FILE NUMBER 811-1800
U.S. GLOBAL INVESTORS FUNDS

7900 CALLAGHAN ROAD
SAN ANTONIO, TX 78229
(Address of principal executive offices) (Zip code)

SUSAN B. MCGEE, ESQ.
7900 CALLAGHAN ROAD
SAN ANTONIO, TX 78229
(Name and address of agent for service)

Registrant's telephone number, including area code: **210-308-1234**

Date of fiscal year end: **JUNE 30**

Date of reporting period: **DECEMBER 31, 2003**

ITEM 1. REPORTS TO STOCKHOLDERS.

U.S. Global Investors Funds

Semi-Annual Report

December 31, 2003

(Unaudited)

Table of Contents

Letter to Shareholders	**1**
Management Teams' Perspectives	**10**
Portfolios of Investments	**40**
Notes to Portfolios of Investments	**86**
Statements of Assets and Liabilities	**92**
Statements of Operations	**96**
Statements of Changes in Net Assets	**100**
Notes to Financial Statements	**106**
Financial Highlights	**115**

Nasdaq Symbols

U.S. Treasury Securities Cash Fund	**USTXX**
U.S. Government Securities Savings Fund	**UGSXX**
Near-Term Tax Free Fund	**NEARX**
Tax Free Fund	**USUTX**
All American Equity Fund	**GBTFX**
China Region Opportunity Fund	**USCOX**
Global Resources Fund	**PSPFX**
World Precious Minerals Fund	**UNWPX**
Gold Shares Fund	**USERX**



P.O. Box 781234
San Antonio, Texas 78278-1234
Tel 1•800•US•FUNDS
Fax 210•308•1217
www.usfunds.com

Dear Shareholder



Dear Shareholder,

Every asset class has its day in the sun, and for the past year we have managed funds in the strongest-performing asset classes: natural resource stocks, and emerging markets in China and Eastern Europe. By maintaining performance in these sectors, we have experienced strong asset growth and become widely recognized as leaders in managing natural-resource-based companies. As a result of strong asset inflows—and the introduction in 2002 of a small-account fee—our expense ratios have fallen. Lower expense ratios translate to lower relative costs to our fund shareholders—that means you!

To give just two examples, below are charts demonstrating asset growth and expense ratios for the Gold Shares Fund[1] and World Precious Minerals Fund.[1]



Gold Shares Fund [1]

*This expense ratio is based on the six-month period ended December 31, 2003. Expense ratios are annualized for periods of less than one year. Net assets at December 31, 2003 are $86 million.



*This expense ratio is based on the six-month period ended December 31, 2003. Expense ratios are annualized for periods of less than one year. Net assets at December 31, 2003 are $288 million.

Now look at these funds' growth of $10,000 over the same time period:



The following charts demonstrate the performance of our Gold Shares and World Precious Minerals Funds as compared to their benchmark indexes, as well as to the S&P 500 Total Return Index, over the past three and five years.

U.S. Global Investors Funds

Three-Year Snapshot



Five-Year Snapshot



The average annual performance for the periods ended December 31, 2003 were:

	One Year	Three Year	Five Year	Ten Year
Gold Shares Fund	67.08%	49.88%	18.12%	(9.99)%
Philadelphia Stock Exchange Gold & Silver Index	41.79%	28.40%	10.87%	(1.90)%

Three-Year Snapshot



Five-Year Snapshot



The average annual performance for the periods ended December 31, 2003 were:

	One Year	Three Year	Five Year	Ten Year
World Precious Minerals Fund	92.70%	56.05%	15.48%	1.61%
Toronto Stock Exchange Gold & Precious Minerals Index	42.75%	26.11%	8.53%	(3.25)%



Three-Year Snapshot

Gold Shares Fund $33,671
World Precious Minerals Fund $38,004
S&P 500 Total Return Index $8,833



Five-Year Snapshot

Gold Shares Fund $23,006
World Precious Minerals Fund $20,546
S&P 500 Total Return Index $9,718

The average annual performance for the periods ended December 31, 2003 were:

	One Year	Three Year	Five Year	Ten Year
Gold Shares Fund	67.08%	49.88%	18.12%	(9.99)%
World Precious Minerals Fund	92.70%	56.05%	15.48%	1.61%
S&P 500 Total Return Index	28.68%	(4.05)%	(0.57)%	11.07%

This really has been a great year, and the next 12 months look promising to us as well. We are entering the final stretch of the presidential election cycle. What does that mean for investors?

5

Historically, wars, recessions and bear markets have occurred during the first half of presidential terms—and bull markets during the second. This is partly because sitting presidents do everything they can to stimulate the economy when election time draws near. President George W. Bush is now entering his fourth year in office. With the situation in Iraq still uncertain, he has implemented tax credits designed to kick-start the economy, and so far it seems to be working.

The presidential election cycle is the subject of one of our latest research papers, available online at www.usfunds.com/cycle. (You can also obtain a printed copy by calling one of our representatives at 1-800-US-FUNDS.) This report contains the results of extensive research, some of which may surprise you. For example, did you know that the only severe stock-market loss in a pre-presidential-election year was in 1931, during the Great Depression? These and other exciting facts are covered in our special report, and we encourage you to get a free copy. There is no guarantee that this cycle will repeat itself, but with interest rates remaining at 45-year lows and consumer spending rising in response to tax credits, we believe the odds are in our favor. The chart below shows that, historically, the first two quarters of an election year tend to be the weakest, while the third and fourth quarters are the strongest.



Source: Ned Davis Research

Another free report we've published is entitled ''The Wisdom of Diversification'' (reprinted on the page following this letter and also on the Web at www.usfunds.com/wisdom). It comprises a chart, which is similar in appearance to the periodic table of elements we all had to study in chemistry class. But instead of elements, the chart displays asset classes and the way they have fluctuated over a 20-year time period. The purpose of the chart is to demonstrate why you need a well-balanced, diversified portfolio. By allocating your assets among a variety of categories, you protect yourself from unpredictable shifts in the market. In other words, you avoid putting all your eggs in one basket.

To keep your portfolio diversified, we recommend rebalancing at least once a year, using your age to determine what percentage to put into fixed-income investments. (For example, if you are 60 years old, 60 percent should be in fixed-income.) A good time to rebalance is on your birthday or between Christmas and New Year's Eve.

There are many exciting developments afoot at U.S. Global Investors. I thank you for investing in our funds and look forward to the days ahead.

Sincerely,



Frank E. Holmes
Chairman, Chief Investment Officer and CEO
U.S. Global Investors, Inc.

[1] Gold funds may be susceptible to adverse economic, political or regulatory developments due to concentrating in a single theme. The price of gold is subject to substantial price fluctuations over short periods of time and may be affected by unpredicted international monetary and political policies. We suggest investing no more than 3% to 5% of your portfolio in gold or gold stocks.

As of 12/31/03, the Gold Shares Fund's annualized performance for the 1-, 5- and 10-year periods is 67.08%, 18.12% and -9.99%.

As of 12/31/03, the World Precious Minerals Fund's annualized performance for the 1-, 5- and 10-year periods is 92.70%, 15.48% and 1.61%.

As of 12/31/03, the Philadelphia Stock Exchange Gold & Silver Index's annualized performance for the 1-, 5- and 10-year periods is 41.79%, 10.87% and -1.90%. The Philadelphia Stock Exchange Gold & Silver Index is a capitalization-weighted index which includes the leading companies involved in the mining of gold and silver. These are not total returns. These returns reflect simple appreciation only and do not show the effect of dividend reinvestment.

As of 12/31/03, the Toronto Stock Exchange Gold & Precious Minerals Index's annualized performance for the 1-, 5- and 10-year periods is 42.75%, 8.53% and -3.25%. The Toronto Stock Exchange Gold & Precious Minerals Index is a capitalization-weighted index designed to measure the performance of the gold and precious minerals sector of the TSX 300 Index. These are not total returns. These returns reflect simple appreciation only and do not show the effect of dividend reinvestment.

As of 12/31/03, the S&P 500 Total Return Index's annualized performance for the 1-, 5- and 10-year periods is 28.68%, -0.57% and 11.07%. The S&P 500 Total Return Index is a widely recognized capitalization-weighted index of 500 common stock prices in U.S. companies.

The Dow Jones Industrial Average is a price-weighted average of 30 blue chip stocks that are generally leaders in their industry.

Please keep in mind that high double-digit and triple-digit returns are highly unusual and cannot be sustained. Recent returns were achieved during favorable market conditions for these asset classes and countries, especially within the gold sector. Performance data quoted represent past performance and investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

For more complete information about any U.S. Global fund, including charges and expenses, obtain a prospectus by visiting us at www.usfunds.com or call 1-800-US-FUNDS (1-800-873-8637). Read it carefully before you invest or send money. Distributed by U.S. Global Brokerage, Inc.

The Wisdom of Diversification

Take a moment to study this chart. As you can see, not one investment category has performed consistently over the 20-year period. For example, in 1984, the gold sector was the worst performer. By 1987, it was the best. Fast-forward to 1999, when, at the peak of the dot-com boom, small-cap growth stocks were the best performers. The next year they hit rock bottom. This is why you need a well-balanced, diversified portfolio. By allocating your assets among a variety of categories, you protect yourself from unpredictable shifts in the market. In other words, you avoid putting all your eggs in one basket.

Ranking of Investment Categories from Best to Worst Over the Last 20 Years

Performance	1984	1985	1986	1987	1988	1989	1990	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Best	Bond	Int'l	Int'l	Gold	Small Value	Gold	Bond	Small Growth	Small Value	Gold	Int'l	Large Value	Large Growth	Large Value	Large Growth	Small Growth	Small Value	Small Value	Gold	Small Growth
	Large Value	Gold	Gold	Int'l	Int'l	Large Growth	Large Growth	Mid Cap	Large Value	Int'l	Large Growth	Large Growth	Large Value	Mid Cap	Int'l	Large Growth	Bond	Gold	Bond	Small Value
	Int'l	Mid Cap	Bond	Large Growth	Large Value	Mid Cap	Mid Cap	Small Value	Mid Cap	Small Value	Small Value	Small Growth	Small Value	Small Value	Mid Cap	Int'l	Mid Cap	Bond	Small Value	Gold
	Small Value	Large Growth	Large Value	Large Value	Mid Cap	Large Value	Large Value	Large Growth	Bond	Large Value	Large Value	Mid Cap	Mid Cap	Large Growth	Large Value	Mid Cap	Large Value	Mid Cap	Mid Cap	Int'l
	Mid Cap	Bond	Mid Cap	Mid Cap	Small Growth	Small Growth	Small Growth	Large Value	Small Growth	Bond	Small Growth	Bond	Small Growth	Bond	Bond	Large Value	Gold	Large Value	Large Value	Mid Cap
	Large Growth	Large Value	Large Growth	Bond	Large Growth	Bond	Gold	Bond	Large Growth	Mid Cap	Mid Cap	Small Value	Gold	Small Growth	Small Growth	Small Value	Int'l	Small Growth	Int'l	Large Value
	Small Growth	Small Value	Small Value	Small Value	Bond	Small Value	Small Value	Int'l	Gold	Small Growth	Bond	Gold	Int'l	Int'l	Small Value	Bond	Large Growth	Large Growth	Large Growth	Large Growth
Worst	Gold	Small Growth	Small Growth	Small Growth	Gold	Int'l	Int'l	Gold	Int'l	Large Growth	Gold	Int'l	Bond	Gold	Gold	Gold	Small Growth	Int'l	Small Growth	Bond

Source: Steele Systems, Inc., TSE Stock Exchange, and Bloomberg.

9

Management Team's Perspective

INTRODUCTION

The U.S. Treasury Securities Cash Fund seeks to obtain a high level of current income while maintaining the highest degree of safety of principal and liquidity. The U.S. Government Securities Savings Fund seeks to achieve a consistently high yield with safety of principal.

PERFORMANCE

U.S. Treasury Securities Cash Fund	As of December 31, 2003
7-Day Yield	0.05%
7-Day Effective Yield	0.05%
Weighted Average Days to Maturity	56

U.S. Government Securities Savings Fund	As of December 31, 2003
7-Day Yield	0.61%
7-Day Effective Yield	0.61%
Weighted Average Days to Maturity	60

An investment in either the U.S. Government Securities Savings Fund or the U.S. Treasury Securities Cash Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or by any other government agency. Although the funds seek to preserve the value of your investments at $1.00 per share, it is possible to lose money by investing in the funds.

SIX MONTHS IN REVIEW - ECONOMIC AND POLITICAL ISSUES THAT AFFECTED THE FUND

In the third quarter of 2003, the economic data generally showed improving economic fundamentals. Second quarter GDP growth was revised up to 3.3 percent from original expectations of around 1.5 percent. This allowed the third quarter to get off to a better start than many anticipated and demonstrated that the recovery was gaining momentum. In mid-July, Federal Reserve (Fed) Chairman Alan Greenspan gave his semi-annual congressional testimony and was generally upbeat on the economy. He also downplayed the likelihood of the use of ''unconventional'' measures of monetary policy. Due to this shift in Fed expectations during the third quarter, bonds experienced significant volatility, with yields finishing the quarter higher than where they began. After the economy began showing signs of a soft spot in September, it came roaring back in October and November. The October and November employment reports indicated good growth in jobs; initial jobless claims data was consistently below 400,000. The Fed met in late October and again in December but did not take any rate action. The Fed also maintained a constructive outlook on inflation and the economy. A rebound in manufacturing has been a key driver for growth in the fourth quarter, as the consumer side has slowed. Third quarter GDP was revised higher to 8.2 percent, which makes it the strongest quarter in about 20 years. The yields on the three-month T-Bill rose 2 basis points to 0.87 percent and yields on the six-month T-Bills were up 3 basis points at 0.97 percent. The Fed is expected to remain sidelined for the foreseeable future, as they appear comfortable with the growth and inflation outlook.

INVESTMENT HIGHLIGHTS

The U.S. Government Securities Savings Fund outperformed the Lipper government-only money market funds for the six months ending December 31, 2003, returning 0.32 percent versus 0.18 percent respectively. The U.S. Treasury Securities Cash Fund underperformed the Lipper treasury money market funds for the six months ending December 31, 2003, returning 0.04 percent versus 0.16 percent respectively. However, this particular fund has other features for investors besides yield, since it offers unlimited free checking.

For much of the period, the U.S. Government Securities Savings Fund took a laddered approach by buying fixed-rate securities across the money market spectrum. The fund also reduced its exposure to floating-rate securities. The fund averaged over the six-month period a weighted average maturity of 68 days, which was longer than the peer group average. Yields generally moved higher over this time with one-year agency bond yields increasing by about 25 to 30 basis points, while very short term maturities were unchanged. The fund took advantage of these progressively higher yields by selectively extending its ladder out through the end of 2004. The U.S. Treasury Securities Cash Fund followed a similar laddered strategy, averaging over the six-month period a weighted average maturity of 62 days. The fund took advantage of short term trading opportunities to add to positions.

CURRENT OUTLOOK

A year ago the belief was that the next move from the Fed would be to raise interest rates. The Fed ended up cutting rates by 25 basis points in

June, primarily driven by deflation concerns. Here we are again: the consensus expectation in the market is for the Fed to raise interest rates as early as June and by as much as 75 to 100 basis points by December 2004. These expectations appear too aggressive, as the Fed appears committed to reflating the economy and actually increasing inflation. This is also a presidential election year, and historically the Fed has shied away from making changes before the election; they don't want to appear to be favoring one candidate over another. It currently appears unlikely the economy will generate enough inflation or create enough jobs to force the Fed's hand before the elections, so it appears any rate increases will most likely be after the presidential elections in November.

Because of the current low-interest-rate environment, we believe many investors will seek higher-yielding investments, such as tax-free municipal bond funds.

Management Team's Perspective

INTRODUCTION

The Tax Free and Near-Term Tax Free Funds seek to provide a high level of current income that is exempt from federal income taxation and to preserve capital. The Near-Term Tax Free Fund maintains a weighted average maturity of less than five years, while the Tax Free Fund generally maintains a longer weighted average maturity.

PERFORMANCE



Near-Term Tax Free Fund

Near-Term Tax Free Fund $15,324
Lehman 3-Year Municipal Bond Index $16,073

Average Annual Performance				For the Periods Ended December 31, 2003
	Six Month	One Year	Five Year	Ten Year
Near-Term Tax Free Fund	0.76%	3.31%	4.37%	4.36%
Lehman 3-Year Municipal Bond Index	0.94%	2.68%	4.82%	4.86%

Performance data quoted represent past performance. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

The graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

The Lehman Brothers 3-Year Municipal Bond Index is a total return benchmark designed for municipal assets. The index includes bonds with a minimum credit rating of BAA3, are issued as part of a deal of at least 50 million, have an amount outstanding of at least 5 million and have a maturity of two to four years.

The Adviser has agreed to limit the fund's total operating expenses to .45% for the year ended June 30, 2004.

Tax Free Fund



| Tax Free Fund | $16,346 |
| Lehman 10-Year Municipal Index | $18,129 |

Average Annual Performance *For the Periods Ended December 31, 2003*

	Six Month	One Year	Five Year	Ten Year
Tax Free Fund	0.33%	3.69%	4.61%	5.03%
Lehman 10-Year Municipal Bond Index	1.25%	5.71%	5.91%	6.13%

Performance data quoted represent past performance. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

The graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

The Lehman Brothers 10-Year Municipal Bond Index is a total return benchmark designed for long-term municipal assets. The index includes bonds with a minimum credit rating of BAA3, are issued as part of a deal of at least 50 million, have an amount outstanding of at least 5 million and have a maturity of 8 to 12 years.

The Adviser has agreed to limit the fund's total operating expenses to .70% for the year ended June 30, 2004.

SIX MONTHS IN REVIEW - ECONOMIC AND POLITICAL ISSUES THAT AFFECTED THE FUND

Municipals have maintained their momentum over the past six months, with returns ranging between about 50 basis points to 175 basis points. Returns were as you would expect, with the long end of the curve posting the best performance, while the short end lagged. During the past six months, yields rose across the board. The short end of the yield curve saw increases by as much as 25 basis points while long-term municipals saw yield increases of about 15 basis points. The Bond Buyer 40 Municipal Bond Index,[1] which represents long-term municipal bonds, increased by

14 basis points, from approximately 4.66 percent to 4.80 percent. Volatility was high, with a brutal sell-off in July—in retrospect, this created an excellent opportunity to buy—only to rally steadily from August through December, approaching the levels last seen in early July. Of the sectors of the municipal market, the tobacco and airline sectors had the largest impact on performance. The industrial development sector, which includes tobacco bonds, and the high-yield sector, which includes airlines, both experienced total returns in excess of 6 percent, much greater than the approximately 1.5 percent gain for the municipal market as a whole. Municipal supply remained robust, capping off a record year, but demand from investors was just as strong. The Fed left interest rates unchanged and appears comfortable with the growth and inflation outlook.

INVESTMENT HIGHLIGHTS

The Near-Term Tax Free Fund posted a 0.76 percent return in the past six months, compared to 1.09 percent for the Lipper Short-Intermediate Municipal Debt Funds peer group. The Tax Free Fund returned 0.33 percent for the past six months compared to 1.38 percent for the Lipper General Municipal Debt Funds peer group.

In the past six months, industrial development and hospital bonds were the best revenue bond performers, while education and water and sewer issues lagged. The industrial development sector was driven by tobacco-backed bonds, which outperformed the second-best-performing hospital group by 4 percent. The Tax Free Fund was conservatively positioned due to the ambiguous interest rate outlook.

On a maturity basis, the fund was underweight compared to its benchmark and took less interest rate risk, which was unfavorable to overall total return. The fund's lack of exposure to risky airline and tobacco-backed bonds caused its performance to lag the performance of its peer group who invested in these bonds, as these two sectors were by far the best performers over the past six months. The Near-Term Tax Free Fund's shorter maturity structure was not as much of an issue, as maturities are more uniform across the peer group.

Both funds followed a similar strategy of reducing interest rate exposure throughout the past six months and adding to lower quality credits with higher yields. The funds ended the year with a balanced portfolio from both a credit and interest-rate standpoint. Both funds maintained a diverse mix of issuers, credit, sector and geographic locale.

CURRENT OUTLOOK

The economic outlook is for a transition from a recovering economy into a full-blown expansion. But at the same time, inflation has been remarkably tame. Before committing to a more aggressive strategy, we will wait for more confirmation from the economic and inflation data that will trigger the Fed to move. The Fed appears to be on hold for at least the next six months, possibly not even until 2005.

[1]The Bond Buyer Municipal Bond Index is based on prices for 40 long-term municipal bonds. The index is calculated by taking price estimates from Standard & Poor's Securities Evaluations for the 40 bonds, converting them to fit a standard 6 percent coupon, averaging the converted prices, and multiplying the result by a smoothing coefficient that compensates for the changes made twice a month in the index's composition.

Municipal Bond Ratings (Based on Total Investments)	*December 31, 2003*

Near-Term Tax Free Fund	
AAA	37.23%
AA	32.37%
A	17.68%
BBB	9.20%

Tax Free Fund	
AAA	40.12%
AA	36.13%
A	14.51%
BBB	8.62%

Management Team's Perspective

INTRODUCTION

The principal objective of the All American Equity Fund is to seek capital appreciation by investing primarily in a broadly diversified portfolio of domestic common stocks. The fund invests in large-capitalization stocks, while retaining the flexibility to seek out promising small- and mid-cap stock opportunities. The fund seeks capital appreciation and does not emphasize income.

PERFORMANCE



All American Equity Fund

Average Annual Performance				For the Periods Ended December 31, 2003
	Six Month	One Year	Five Year	Ten Year
All American Equity Fund	18.90%	31.31%	(6.20)%	6.32%
S&P 500 Total Return Index	15.14%	28.68%	(0.57)%	11.07%

Performance data quoted represent past performance. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

The graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

The S&P 500 Total Return Index is a widely recognized capitalization-weighted index of 500 common stock prices in U.S. companies.

The Adviser has agreed to limit the fund's total operating expenses to 1.75% for the year ended June 30, 2004.

SIX MONTHS IN REVIEW - ECONOMIC AND POLITICAL ISSUES THAT AFFECTED THE FUND

Developed economies across the globe finally experienced the rebound seemingly astute academics and investors had predicted for the past several years. The song and dance from investment strategists over the last few years has been that the back half of the year would improve from the conditions prevalent during the first two quarters of the year. Those past calls on the markets never quite materialized as investors wished. The second half of 2003 changed that trend and proved correct the old adage that "even a broken clock will be correct at some point in time."

Much to the delight of investors, economic reports painted the picture of an improving economy entering 2004. General trends witnessed by the market included falling jobless claims, GDP growth of 8.2 percent in the third quarter and signs of a turnaround in the manufacturing sector. The strengthening manufacturing sector offers the most promising outlook for an economy that has relied solely on consumer pocketbooks for almost three years.

Our firm entered 2003 looking to take advantage of the effects of the presidential election cycle on our economy and markets. We were not disappointed. History tells us that the third year of a president's term tends to be the best for stock returns. This is the effect of the incumbent's reelection efforts, which include generous spending programs and easy monetary policy. George W. Bush followed historical patterns by spending enormous amounts on missions ranging from the war in Iraq to recent talk of an increased space exploration budget. The President supplemented his spending packages with a federal income tax cut and a cut in dividend tax rates. The markets reacted in kind to the appearance of an improving economy, gaining close to 30 percent in 2003.

INVESTMENT HIGHLIGHTS

The fund finished the six-month period ending December 31, 2003 with a return of 18.90 percent. The fund outperformed the S&P 500 Total Return Index by over 3 percent during the second half of 2003. The benchmark S&P 500 Total Return Index ended the same six-month period with a gain of 15.14 percent.

The past six months were dominated by cyclical sectors in the market. Gains were notably concentrated in the fourth quarter following several months of summer consolidation.

Basic materials stocks led the market higher over the past six months in spite of strong energy prices that continued to plague margins. The sector

18

was up almost 30 percent during the second half of the year. The gains in materials can largely be tied to investor expectations for an improving economy, which would improve volume sales and eventually lead to pricing power for most companies.

The diverse metals and mining industry group was the highlight of the market, with gains of more than 84 percent during the same period. Base and precious metal commodity price gains outdistanced all expectations, driven largely by strong Chinese consumption, which tightened the supply markets.

The technology sector also enjoyed a strong rally in the second half of 2003. The sector was up close to 25 percent over that time period. Semiconductors, electronic manufacturing services and communications equipment all enjoyed stock price gains that outpaced the market. Increased demand and higher utilization rates were cited as important factors improving sentiment. The pickup in performance of capital spending industries is very encouraging for the economy in 2004.

Defensive sectors lagged the broader market during the second half of the year. Consumer staples, utilities, healthcare and telecommunications all struggled to notch any gains. With regard to investor interest, the demarcation of performance between these four defensive sectors of the market and the remaining cyclical groups is dramatic and telling.

CURRENT OUTLOOK

U.S. Global Investors continues to believe the presidential election cycle will be a strong force in the economy through at least our fiscal year end of June 2004. As this is being printed, the Democratic presidential candidates are jockeying for position in the primaries around the country to face the incumbent president. The President's policies of cutting taxes, while sharply increasing spending, will definitely leave him open for attack from his opponent. With that in mind, we believe the president will continue doing his best to keep American voters happy through strong financial markets and liberal spending policies.

It is our opinion that cyclical market sectors will continue to offer investors the most capital appreciation potential over the next six months. Our expectation is founded on continued low interest rates with little impetus from the Federal Reserve to move them higher until late 2004 and higher earnings revisions from the market. We continue to favor basic materials, energy, industrials and information technology.

All American Equity Fund

Top 10 Equity Holdings Based on Total Investments	*December 31, 2003*
WHEATON RIVER MINERALS LTD. METAL & MINERAL MINING	**2.87%**
FREEPORT-MCMORAN COPPER & GOLD, INC. METAL & MINERAL MINING	**2.81%**
CISCO SYSTEMS, INC. COMPUTER & OFFICE EQUIPMENT	**2.49%**
CITIGROUP, INC. FINANCIAL SERVICES	**2.04%**
GENERAL ELECTRIC CO. HOUSEHOLD APPLIANCES	**1.99%**
ENERPLUS RESOURCES FUND OIL & GAS ROYALTY TRUSTS	**1.96%**
UCBH HOLDINGS, INC. BANKS	**1.93%**
MICROSOFT CORP. DATA PROCESSING & SOFTWARE	**1.81%**
LEGG MASON, INC. FINANCIAL SERVICES	**1.61%**
TEXAS INSTRUMENTS, INC. ELECTRONICS & COMPONENTS	**1.59%**

Top 5 Industries Based on Total Investments	*December 31, 2003*
Financial Services	**9.73%**
Metal & Mineral Mining	**9.71%**
Banks	**6.98%**
Electronics & Components	**6.40%**
Data Processing & Software	**5.26%**

Management Team's Perspective

INTRODUCTION

The China Region Opportunity Fund seeks to achieve capital appreciation by focusing on the economic growth in the greater China region, including China, Hong Kong, Singapore, Korea, Taiwan and other Asian countries. The fund emphasizes a long-term growth approach over current income.

PERFORMANCE



China Region Opportunity Fund

	China Region Opportunity Fund	$7,126
	Morgan Stanley Capital Far East Free ex Japan Index*	$6,175
	IFC Emerging Markets Investable Total China Index	$5,885

Average Annual Performance			*For the Periods Ended December 31, 2003*	
	Six Month	One Year	Five Year	Inception
China Region Opportunity Fund (Inception 02/10/94)	58.55%	81.13%	11.75%	(3.37)%
Hang Seng Composite Index	38.70%	50.52%	n/a	n/a
Morgan Stanley Capital Far East Free ex Japan Index*	30.38%	40.77%	3.51%	(4.76)%
IFC Emerging Markets Investable Total China Index	55.07%	83.97%	19.77%	(5.22)%

*These are not total returns. These returns reflect simple appreciation only and do not reflect dividend reinvestment.
Performance data quoted represent past performance. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.
The graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
The Hang Seng Composite Index is a market-capitalization weighted index that comprises the top 200 companies listed on the Stock Exchange of Hong Kong, based on average market capitalization for the twelve months. The index commenced January 2000; it is not included in the graph as data is not available for the entire period since fund inception. The Morgan Stanley Capital Far East Free ex Japan Index is an index in a series representing both the developed and the emerging markets for a particular region. The IFC Emerging Markets Investable Total China Index represents the S&P China Investable Total Return series. The term "investable" indicates that the stocks and the weights in the S&P Index represents the amount that the foreign institutional investors might buy by the virtue of the foreign institutional restrictions, plus factoring in minimum market capitalization and liquidity screens.

SIX MONTHS IN REVIEW - ECONOMIC AND POLITICAL ISSUES THAT AFFECTED THE FUND

China's economy continued to grow rapidly in the second half of 2003. December export growth hit a record high of 50.7 percent. Import growth was also impressive, jumping 47.4 percent, indicating strong domestic demand. For the calendar 2003 year, China's GDP grew 9.1 percent.

Basic materials and energy were the two hottest sectors as booming Chinese demand supported commodities prices. In Hong Kong, positive policy changes helped the retail and property sectors. China opened access to Hong Kong for mainlanders, which meant improved demand for the retailers. Also, opening up residential property purchases in Hong Kong to mainlanders lifted the property development sector higher.

Tension between China and Taiwan worsened due to talks on the referendum law in Taiwan. The fear was that Taiwan would use the referendum law as a way to declare independence from China. China warned that war would result if these were the first steps towards independence.

On the other hand, improvements were seen in the relationship with North Korea. After talks by six countries in China at the end of August, North Korea invited U.S. nuclear experts to visit its main nuclear complex this year. The move by North Korea could signal its willingness to allow more extensive inspections in the future.

INVESTMENT HIGHLIGHTS

For the six-month period ending December 31, 2003, the fund provided a total return of 58.55 percent. The fund successfully outperformed its benchmark, the Hang Seng Composite Index, which gained 38.70 percent for the same period, and was listed within the *Wall Street Journal's* top 50 best performers for the year ended December 31, 2003. Leading the region was the Thailand market, which advanced 67.30 percent. In China, the two Chinese B shares markets went in different directions as the Shenzhen market gained 27.58 percent while the Shanghai market lost 4.94 percent.

During the period, we focused the fund's investments on broad themes we saw unfolding in China, which included China's growing demand for commodities and energy, growing discretionary demand from rising income levels and continued strong exports. We added securities that benefited from these trends. Recent economic reports reaffirm our view on the strong domestic economy in China. We also sought to take advantage of China's strong export growth by adding exporters and port operation companies in the portfolio.

In terms of country allocation, we increased our exposure to Chinese companies to capture the fast-growing economy in China. Countries that saw less exposure included Korea, due to weak economic numbers, and Singapore for the same reason. We use quantitative models to guide our cash-flow investment decisions; thus, there will be times when we are fully invested or have a short-term larger cash position.

As for sector allocation, good demand from semiconductor companies and a seasonally strong period caused us to increase our technology exposure. Positive policy changes prompted us to increase our exposure to the housing stocks. With the Olympics coming up in 2008 in Beijing, China, and the continued need for infrastructure improvements, we maintained our position in industrials.

CURRENT OUTLOOK

We continue to believe that China will drive the region's economic growth. However, we remain on the outlook for signs that China is starting to overheat or that the government is taking steps to slow down the country's growth. For now, we remain positive on the basic materials and energy sectors. Other risks include the Taiwan presidential election, which will happen this March, and the possible comeback of SARS.

China Region Opportunity Fund

Portfolio Profile
December 31, 2003

Country Distribution (based on domicile)	% of Investments
People's Republic of China	37.52%
Hong Kong	19.65%
United States	18.92%
Canada	8.77%
United Kingdom	5.41%
Taiwan	3.38%
Other Foreign	6.35%

China Region Opportunity Fund

Top 10 Equity Holdings Based on Total Investments	*December 31, 2003*
HSBC HOLDINGS PLC BANKING & FINANCIAL SERVICES	**4.56%**
ALUMINUM CORPORATION OF CHINA LTD. NATURAL RESOURCES	**2.36%**
CAPITAL ALLIANCE GROUP, INC. EDUCATION	**2.14%**
CHINA PETROLEUM & CHEMICAL CORPORATION OIL & GAS EXTRACTION	**2.10%**
PETROCHINA CO., LTD. OIL & GAS EXTRACTION	**2.09%**
CITIC INTERNATIONAL FINANCIAL HOLDINGS LTD. BANKING & FINANCIAL SERVICES	**2.05%**
LI & FUNG LTD. APPAREL	**2.03%**
SINOPEC ZHENHAI REFINING AND CHEMICAL CO., LTD. CHEMICALS & ALLIED PRODUCTS	**1.96%**
ANHUI CONCH CEMENT COMPANY LTD. BUILDING MATERIALS	**1.95%**
CHINA MERCHANTS HOLDINGS INTERNATIONAL COMPANY LTD. CONGLOMERATES	**1.73%**

Top 5 Industries Based on Total Investments	*December 31, 2003*
Natural Resources	**14.03%**
Banking & Financial Services	**11.32%**
Electronic Equipment	**8.07%**
Oil & Gas Extraction	**6.68%**
Chemicals & Allied Products	**5.29%**

Management Team's Perspective

INTRODUCTION

The Global Resources Fund is a diversified natural resources fund with the principal objective of achieving long-term growth of capital, while providing protection against inflation and monetary instability. The fund invests in companies involved in the exploration, production and processing of petroleum, natural gas, industrial commodities, metals, minerals, paper and forest products and can invest in any part of the world.

PERFORMANCE



Global Resources Fund - Growth of $10,000 Over Five Years

Global Resources Fund	$25,760
S&P 500 Total Return Index	$9,718
S&P Energy and Materials Index	$14,190



Global Resources Fund - Growth of $10,000 Over Ten Years

Legend:
- Global Resources Fund — $20,332
- S&P 500 Total Return Index — $28,563
- S&P Energy and Materials Index — $27,688

Average Annual Performance			For the Periods Ended December 31, 2003	
	Six Month	One Year	Five Year	Ten Year
Global Resources Fund	68.89%	99.56%	20.82%	7.35%
S&P 500 Total Return Index	15.14%	28.68%	(0.57)%	11.07%
S&P Energy and Materials Index	20.90%	29.68%	7.25%	10.72%

Performance data quoted represent past performance. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

The graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

The S&P 500 Total Return Index is a widely recognized capitalization-weighted index of 500 common stock prices in U.S. companies.

The S&P Energy and Materials Index is a combination of the S&P Energy Index and the S&P Materials Index calculated on a 70% and 30% weighting, respectively, with monthly rebalancing of weights.

SIX MONTHS IN REVIEW - ECONOMIC AND POLITICAL ISSUES THAT AFFECTED THE FUND

The global economy experienced continued growth in the final six months of 2003. Following years of disappointing second-half economic growth, world economies gave investors reason to believe that sustainable growth may continue in the near future. Highlights from the global markets include above 8 percent GDP growth in China supported by double-digit percentage gains in industrial production, rising momentum in India's economy, and growth in the developed economies of Europe, Japan and the United States. Consumers also appear to be gaining faith in their local economies according to confidence reports.

China remains one of the most important factors in the recent commodity market rallies. In some instances, the growth in demand for commodities has come completely from Chinese buyers. The country is experiencing world-leading industrial production growth as the country prepares for the Olympic games in 2008 and their complete entrance into the World Trade Organization. Worker migration is also playing a significant role in China's construction boom. Rural Chinese citizens are moving to the urban Chinese centers to take advantage of the large relative wage differences. This is causing housing demand to increase dramatically and leaving builders short of supply.

U.S. Global Investors entered 2003 with three specific investment themes for the calendar year: the weakening U.S. dollar relative to global currencies, strong growth in commodity demand from Asia, especially China, and the positive effects of the presidential election cycle on the U.S. economy. The benefits for the Global Resources Fund were slow to take hold early in the year, but the outcomes of our work were in full bloom during the second half of 2003. On a trade-weighted basis, the U.S. dollar declined more than 8 percent in value over the final two quarters of the year, and China experienced dramatic economic growth that was unrivaled in the world markets. Domestically, George W. Bush's reelection campaign was silently under way with massive spending plans and tax cuts in place. The result is an improving U.S. economy.

INVESTMENT HIGHLIGHTS

For the six-month period ending December 31, 2003, the fund had a return of 68.89 percent. In comparison, the S&P 500 Energy Index and the S&P 500 Basic Materials Index rose by 16.51 percent and 30.88 percent, respectively. The broader S&P 500 Total Return Index gained 15.14 percent over the same period. The fund's strong performance relative to its benchmark and peer group is best attributed to the investment team's process of analyzing commodity price movements and relative value in equities and looking for growth outside the U.S. market.

Energy prices experienced their normal seasonal pattern during the second half of the year, with price declines during the shoulder season of demand. With regards to energy, the most interesting aspect of the past six months was the high absolute level of prices that were persistent during the entire period. Crude oil prices rose slightly less than 10 percent to finish the semi-annual period at $32.50 per barrel West Texas Intermediate (WTI). Prices dipped to $27 per barrel in mid-September but quickly rallied back above $30. Natural gas prices experienced a similar pattern, dipping below $5/mcf during the inventory-build season, only to finish flat for the period.

Investors were undoubtedly surprised by the resilience in pricing, but were still unwilling to pay for what they perceived to be unsustainable profitability at exploration and production companies. We were aware of this psychological effect in the market and took advantage of the opportunity by buying energy stocks in mid-November. The portfolio team felt energy stocks would start to receive attention when analysts were forced to revise higher their price forecasts for 2004. Our expectations were fulfilled in December, as the energy sector was the best performing group.

Metals and mining stocks were the highlight of the third and fourth quarters of 2003. The group led the market, gaining 84 percent. Gold prices rallied from below $350 per ounce to break the psychologically-important $400 level. The falling dollar was gold bullion's best friend over the last two quarters, trading with a strong inverse correlation. Base metals also enjoyed strong gains, with platinum breaking above $800 per ounce, copper above $1 per pound and nickel prices notching strong gains to close above $7 per pound. The stocks that were exposed to these commodities reacted in kind, giving us solid gains.

The utilities sector continues to be underweighted in the fund, due to opportunities we see elsewhere. We are interested and invested in several companies that are involved in the trend to increase imports of liquefied natural gas. We believe liquefied natural gas (LNG) is the only option, aside from sustainable high prices, that will solve the natural gas supply shortage we are experiencing in the United States.

CURRENT OUTLOOK

U.S. Global Investors believes we are in a secular bull market for essentially all commodities. The increase in demand will continue to come from Asia and other developing countries, while demand from developed economies such as the U.S. and Europe will add to the tightening market. The risks to this viewpoint are a slowdown in Asian economic growth brought on by government intervention, rising interest rates or terrorist events that could slow the perception of a rebounding global economy.

Global Resources Fund

Top 10 Equity* Holdings Based on Total Investments *December 31, 2003*

NORTHERN ORION RESOURCES, INC. GOLD & COPPER MINING	**2.51%**
WHEATON RIVER MINERALS LTD. GOLD & COPPER MINING	**2.23%**
PIONEER NATURAL RESOURCES CO. OIL & GAS EXPLORATION & PRODUCTION - SENIOR	**1.59%**
ENERGY SAVINGS INCOME FUND GAS DISTRIBUTION	**1.55%**
BONAVISTA ENERGY TRUST OIL & GAS ROYALTY TRUSTS	**1.47%**
EOG RESOURCES, INC. OIL & GAS EXPLORATION & PRODUCTION - SENIOR	**1.46%**
ENERPLUS RESOURCES FUND OIL & GAS ROYALTY TRUSTS	**1.38%**
DEVON ENERGY CORP. OIL & GAS EXPLORATION & PRODUCTION - SENIOR	**1.29%**
PETROCHINA CO. LTD. INTEGRATED OIL & GAS	**1.29%**
CNOOC LTD. OIL & GAS EXPLORATION & PRODUCTION - SENIOR	**1.26%**

Top 5 Industries Based on Total Investments *December 31, 2003*

Oil & Gas Exploration & Production - Senior	**10.69%**
Oil & Gas Royalty Trusts	**10.51%**
Gold Mining	**7.84%**
Oil & Gas Equipment & Services	**6.56%**
Gold & Copper Mining	**6.38%**

*Includes convertible debentures.

Global Resources Fund

Portfolio Profile	December 31, 2003
Country Distribution (based on domicile)	% of Investments
Canada	44.63%
United States	42.89%
People's Republic of China	3.79%
United Kingdom	2.55%
Hong Kong	1.26%
Other Foreign	4.88%

Management Team's Perspective

INTRODUCTION

The World Precious Minerals and Gold Shares Funds pursue an objective of long-term capital growth through investments in gold and precious metal companies. The Gold Shares Fund also pursues current income as a secondary objective and focuses on established, gold-producing mines. The World Precious Minerals Fund focuses on equity securities of companies principally engaged in the exploration, mining, and processing of precious minerals such as gold, silver, platinum, and diamonds. Although the fund has greater latitude to invest its assets in different precious minerals, it currently remains focused on the gold sector.

PERFORMANCE

World Precious Minerals Fund



World Precious Minerals Fund	$11,734
Toronto Stock Exchange Gold & Precious Minerals Index*	$7,187

Average Annual Performance	Six Month	One Year	Five Year	Ten Year
	For the Periods Ended December 31, 2003			
World Precious Minerals Fund	91.71%	92.70%	15.48%	1.61%
Toronto Stock Exchange Gold & Precious Minerals Index*	41.51%	42.75%	8.53%	(3.25)%

These are not total returns. These returns reflect simple appreciation only and do not reflect dividend reinvestment.

Performance data quoted represent past performance. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

The graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

The Toronto Stock Exchange Gold & Precious Minerals Index is a capitalization-weighted index designed to measure the performance of the gold and precious minerals sector of the TSX 300 Index.

Gold and Precious Minerals Funds

Gold Shares Fund



		Gold Shares Fund	$3,489
		Philadelphia Stock Exchange Gold & Silver Index*	$8,251

Average Annual Performance
For the Periods Ended December 31, 2003

	Six Month	One Year	Five Year	Ten Year
Gold Shares Fund	69.66%	67.08%	18.12%	(9.99)%
Philadelphia Stock Exchange Gold & Silver Index*	38.39%	41.79%	10.87%	(1.90)%

*These are not total returns. These returns reflect simple appreciation only and do not reflect dividend reinvestment.

Performance data quoted represent past performance. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

The graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

The Philadelphia Stock Exchange Gold & Silver Index is a capitalization-weighted index which includes the leading companies involved in the mining of gold and silver.

33

SIX MONTHS IN REVIEW - ECONOMIC AND POLITICAL ISSUES THAT AFFECTED THE FUND

Cause		Effect		Ramifications		
War on Terrorism	→	Deficit Spending $ 450B	→	Weaker U.S. Currency	→	Higher Gold Prices
Deflation Fears	→	40-year Low in Interest Rates	→	Rising Money Supply	→	Higher Gold Prices
Low Gold Prices	→	Cuts in Exploration	→	Falling Production	→	Higher Gold Prices
Low Interest Rates	→	Hedging Curtailed	→	Less Supply	→	Higher Gold Prices
China	→	Trade Surplus	→	Foreign Reserve Gold Exposure	→	Higher Gold Prices
China	→	Shanghai Gold Exchange	→	Increased Demand & Liquidity	→	Higher Gold Prices
China	→	Rural Domestic Policy	→	Income Increase for 800 Million Chinese	→	Higher Gold Prices

INVESTMENT HIGHLIGHTS

For the six months ending December 31, 2003, the World Precious Minerals Fund returned 91.71 percent and the Gold Shares Fund returned a gain of 69.66 percent. The Toronto Stock Exchange Gold & Precious Minerals Index, World Precious Minerals Fund's benchmark, gained 41.51 percent, while the Philadelphia Stock Exchange Gold & Silver Index, Gold Shares Fund's benchmark, returned 38.39 percent. Spot gold rose to $415.45, up $69.05 or 19.93 percent for the same period. In contrast, the S&P 500 Total Return Index posted a positive return of 15.14 percent while the U.S. Trade-Weighted Dollar Index[1] has fallen 8.24 percent over the last six months. Over the same period, the yield on the 90-day Treasury Bill edged up 7 basis points to finish at 0.92 percent.

We have made several critical investment decisions, which generated superior relative performance:

1. We focused on mid-cap unhedged gold producers.

2. We also concentrated our investments in companies which produced two metals; i.e., copper-gold porphyry producers like Wheaton River Minerals Ltd.;[2] which has demonstrated over 500 percent growth in

cash flow on a year-over-year basis for the past year; Northgate Exploration Ltd.;[3] Northern Orion Resources, Inc.;[4] and Bema Gold Corp.[5]

3. We invested in companies reflecting the three critical growth drivers:
   (a) increasing revenues
   (b) increasing production
   (c) increasing cash flow

4. We looked for undervalued junior gold companies with inexpensive resource ounces in the ground.

5. We wanted to own companies whereby a rising gold price would greatly increase their reserve base and net asset value.

6. We searched for companies which were undervalued on a relative peer group basis for several fundamental metrics; i.e., ounce per share, production per share, net asset value per share, cash flow multiples.

CURRENT OUTLOOK

The gold market in China has shown a good follow-through in investor interest after repealing the 50-year ban on gold ownership by individuals in December of 2002. Several IPO's of local gold mining companies in China were met with enthusiastic demand as the first two issues were on average over 1000-times oversubscribed. Later in the year, the broker sponsoring the third IPO had to print an additional 1.3 million application forms after running out of the first 1.2 million. In October, the Hong Kong edition of *China Daily* contained comments from the Bank of China's gold business expert, saying it would be safe and feasible for China to swap some foreign exchange reserves for gold. It was also mentioned that local consumers could pour $36 billion into gold, equivalent to 2,950 tonnes, or more than one year of supply.

India continues to move forward with its gold deregulation plans. There are now four national-level multi-commodity exchanges in India, and trading in gold started in October after a 41-year ban. There are also independent proposals to allow banks to offer gold-backed investments to their clients, whereby the client would deposit funds and receive gold at the maturity of the deposit period. Late in the year, it was forecast that India's industrial production might grow 20 percent faster than expected after record harvests boosted incomes. This should fuel some incremental demand for gold. Last year's crop production was very poor and had a noticeable effect on gold demand. Both China and India are responsible for about 28 percent of annual gold demand.

Exchange-traded gold funds that invest only in bullion may also be a significant factor going forward. Gold Bullion Ltd.,[6] first listed in Australia, had its debut listing in London during December. Plans to list the investment vehicle in Paris, Hong Kong and the United States are moving forward. At this point it is difficult to judge the impact of this new product on the gold market, but it certainly facilitates the ownership of physical gold by individuals and institutional buyers. Also, of note, a recent *Fortune* magazine article mentioned that Warren Buffett caused a stir by telling readers that for the first time in 72 years, Berkshire Hathaway Inc.[7] was investing in foreign currencies. One can only speculate whether that includes gold. In the past, Mr. Buffett has taken up a large position in silver.

Threats we are monitoring include: the potential liquidation of the net-long gold futures position on the COMEX (the leading U.S. market for metals futures and futures options), a sustainable reversal in the U.S. dollar, rising U.S. interest rates, a significant economic slowdown in China, profit-taking in the junior gold sector once private placement shares are cleared for trading and the fact that we have had three good quarters in a row in the gold market, which may indicate it is due for a correction.

We continue to warn investors not to chase performance but to use gold modestly as a 5 to 10 percent portion of their asset allocation model. We also encourage investors to rebalance their portfolio once per year to capture the swings in gold stocks. It is our job to search for those companies which we believe will grow their reserves and production profiles faster than their peers, thereby generating superior relative peer group performance.

[1]The U.S. Trade-Weighted Dollar Index provides a general indication of the international value of the U.S. dollar.

[2]This security comprised 7.83 percent of the total net assets of the World Precious Minerals Fund and 10.93 percent of the total net assets of the Gold Shares Fund as of December 31, 2003.

[3]This security comprised 2.11 percent of the total net assets of the World Precious Minerals Fund and 3.15 percent of the total net assets of the Gold Shares Fund as of December 31, 2003.

[4]This security comprised 5.30 percent of the total net assets of the World Precious Minerals Fund and 4.34 percent of the total net assets of the Gold Shares Fund as of December 31, 2003.

[5]This security comprised 5.85 percent of the total net assets of the World Precious Minerals Fund and 8.75 percent of the total net assets of the Gold Shares Fund as of December 31, 2003.

[6]This security comprised 0.03 percent of the total net assets of the World Precious Minerals Fund and 0.05 percent of the total net assets of the Gold Shares Fund as of December 31, 2003.

[7]Neither the World Precious Minerals Fund nor the Gold Shares Fund held this security at December 31, 2003.

Gold and Precious Minerals Funds

World Precious Minerals Fund

Top 10 Equity* Holdings Based on Total Investments	December 31, 2003
WHEATON RIVER MINERALS LTD. INTERMEDIATE & JUNIOR GOLD PRODUCERS	**7.92%**
BEMA GOLD CORP. INTERMEDIATE & JUNIOR GOLD PRODUCERS	**5.92%**
NORTHERN ORION RESOURCES, INC. INTERMEDIATE & JUNIOR GOLD PRODUCERS	**5.36%**
PLACER DOME, INC. SENIOR GOLD PRODUCERS	**4.20%**
BOLIVAR GOLD CORP. GOLD/MINERAL EXPLORATION & DEVELOPMENT	**3.23%**
RIO NARCEA GOLD MINES LTD. GOLD/MINERAL EXPLORATION & DEVELOPMENT	**2.94%**
NEWMONT MINING CORP. SENIOR GOLD PRODUCERS	**2.90%**
IAMGOLD CORP. INTERMEDIATE & JUNIOR GOLD PRODUCERS	**2.84%**
APOLLO GOLD CORP. INTERMEDIATE & JUNIOR GOLD PRODUCERS	**2.75%**
GOLDCORP, INC. INTERMEDIATE & JUNIOR GOLD PRODUCERS	**2.15%**

Top 5 Industries Based on Total Investments	December 31, 2003
Intermediate & Junior Gold Producers	**38.42%**
Gold/Mineral Exploration & Development	**25.96%**
Senior Gold Producers	**10.64%**
Metal & Mineral Mining	**7.97%**
Diamond Mining & Exploration	**2.22%**

*Includes convertible debentures.

Gold and Precious Minerals Funds

Gold Shares Fund

Top 10 Equity Holdings Based on Total Investments	*December 31, 2003*
WHEATON RIVER MINERALS LTD. GOLD MINING	**11.12%**
BEMA GOLD CORP. GOLD MINING	**8.90%**
ASHANTI GOLDFIELDS CO. LTD. GOLD MINING	**5.76%**
PLACER DOME, INC. GOLD MINING	**4.91%**
GOLDCORP, INC. GOLD MINING	**4.57%**
NORTHERN ORION RESOURCES, INC. GOLD MINING	**4.42%**
APOLLO GOLD CORP. GOLD MINING	**4.18%**
NEWMONT MINING CORP. GOLD MINING	**3.45%**
NORTHGATE EXPLORATION LTD. GOLD MINING	**3.20%**
RIO NARCEA GOLD MINES LTD. GOLD MINING	**3.18%**

Top 5 Industries Based on Total Investments	*December 31, 2003*
Gold Mining	**76.52%**
Metal & Mineral Mining	**3.06%**
Merchant Banking	**2.12%**
Diamond Mining & Exploration	**1.07%**
Diamonds & Gold Retail	**0.40%**

Gold and Precious Minerals Funds

World Precious Minerals Fund

Portfolio Profile	December 31, 2003
Country Distribution (based on domicile)	% of Investments
Canada	71.65%
United States	17.85%
United Kingdom	2.90%
Austria	1.91%
Other Foreign	5.69%

Gold Shares Fund

Portfolio Profile	December 31, 2003
Country Distribution (based on domicile)	% of Investments
Canada	59.91%
United States	23.64%
Ghana	5.76%
South Africa	4.83%
Other Foreign	5.86%

U.S. TREASURY SECURITIES CASH FUND

Portfolio of Investments (unaudited) December 31, 2003

UNITED STATES GOVERNMENT OBLIGATIONS 58.02%		Coupon Rate	Maturity Date	Principal Amount	Value
United States Treasury Bills 24.71%					
	Yield	0.93%	01/02/04	$ 20,000,000	$ 20,000,000
	Yield	0.87%	04/15/04	10,000,000	9,974,867
					29,974,867
United States Treasury Notes 33.31%					
		3.00%	02/29/04	10,000,000	10,030,862
		7.25%	05/15/04	10,000,000	10,224,544
		2.88%	06/30/04	10,000,000	10,081,065
		2.13%	08/31/04	10,000,000	10,060,310
					40,396,781
Total United States Government Obligations					70,371,648
(cost $70,371,648)					
REPURCHASE AGREEMENTS 41.83%					
Joint Tri-Party Repurchase Agreements, 12/31/03, collateralized by U.S. Treasury securities held in joint tri-party repurchase accounts:					
0.85% Credit Suisse First Boston, repurchase price $29,734,010		0.85%	01/02/04	29,732,606	29,732,606
0.84% UBS Financial Services, Inc., repurchase price $21,000,980		0.84%	01/02/04	21,000,000	21,000,000
Total Repurchase Agreements					50,732,606
(cost $50,732,606)					
Total Investments 99.85%					121,104,254
(cost $121,104,254)					
Other assets and liabilities, net 0.15%					176,653
NET ASSETS 100%					**$121,280,907**

See notes to portfolios of investments and notes to financial statements.

Portfolio of Investments (unaudited)   December 31, 2003

UNITED STATES GOVERNMENT AND AGENCY OBLIGATIONS 99.83%		Coupon Rate	Maturity Date	Principal Amount	Value
Federal Farm Credit Bank 0.53%					
Fixed Rates:					
		5.10%	04/26/04	$ 2,500,000	$ 2,531,263
Federal Home Loan Bank 90.36%					
Discount Notes:					
	Yield	1.03%	01/02/04	36,561,000	36,561,000
	Yield	0.75%	01/05/04	50,000,000	49,996,875
	Yield	0.99%	01/07/04	30,000,000	29,995,881
	Yield	1.03%	01/09/04	20,000,000	19,995,994
	Yield	1.02%	01/16/04	43,274,000	43,256,815
	Yield	1.06%	01/23/04	30,000,000	29,981,509
	Yield	1.05%	01/30/04	20,000,000	19,983,589
	Yield	1.03%	02/04/04	30,000,000	29,971,583
	Yield	1.03%	02/18/04	15,000,000	14,979,829
	Yield	1.00%	02/23/04	12,178,000	12,160,410
	Yield	1.06%	03/05/04	26,644,000	26,594,794
	Yield	1.02%	03/10/04	10,000,000	9,980,733
Fixed Rates:					
		6.49%	01/08/04	5,000,000	5,004,391
		3.75%	02/13/04	14,365,000	14,409,713
		5.25%	02/13/04	11,275,000	11,329,204
		6.02%	03/22/04	2,000,000	2,021,222
		3.75%	04/15/04	5,000,000	5,037,191
		4.88%	05/14/04	2,000,000	2,026,910
		5.90%	06/02/04	500,000	509,604
		3.38%	06/15/04	4,000,000	4,037,142
		6.57%	06/18/04	6,500,000	6,660,448
		4.75%	06/28/04	500,000	508,542
		7.36%	07/01/04	925,000	952,829
		4.63%	08/13/04	6,750,000	6,883,918
		6.25%	08/13/04	7,095,000	7,308,963
		1.20%	08/20/04	5,000,000	5,000,000
		1.36%	09/03/04	5,000,000	4,999,066
		1.40%	09/17/04	5,000,000	5,000,391
		6.78%	09/17/04	500,000	518,840
		1.25%	09/22/04	5,000,000	5,000,000
		1.41%	11/12/04	5,000,000	5,000,000
		6.25%	11/15/04	3,780,000	3,935,887
		6.50%	11/15/04	2,000,000	2,086,766
		1.53%	11/19/04	5,000,000	5,000,000

See notes to portfolios of investments and notes to financial statements.

Portfolio of Investments (unaudited) December 31, 2003

UNITED STATES GOVERNMENT AND AGENCY OBLIGATIONS		Coupon Rate	Maturity Date	Principal Amount	Value
Federal Home Loan Bank (Cont'd)					
		1.63%	12/08/04	$ 5,000,000	$ 5,000,000
					431,690,039
Student Loan Marketing Association 8.94%					
Discount Notes:					
	Yield	0.75%	01/05/04	18,689,000	18,687,832
	Yield	0.98%	01/06/04	20,000,000	19,997,822
Fixed Rates:					
		3.38%	07/15/04	4,000,000	4,042,522
					42,728,176
Total Investments 99.83%					476,949,478
(cost $476,949,478)					
Other assets and liabilities, net 0.17%					791,300
NET ASSETS 100%					**$477,740,778**

See notes to portfolios of investments and notes to financial statements.

Portfolio of Investments (unaudited)   December 31, 2003

MUNICIPAL BONDS 95.58%	Coupon Rate	Maturity Date	Principal Amount	Value
Alabama 1.38%				
DCH Health Care Authority Facilities Revenue	5.00%	06/01/09	$250,000	$ 271,015
Arizona 2.83%				
Arizona State Transportation Board, Series A	5.00%	07/01/09	300,000	335,565
Maricopa County, Arizona Unified School District, GO	4.85%	07/01/11	200,000	221,826
				557,391
Arkansas 2.13%				
Arkansas State Community Water System Public Water Authority Revenue	2.40%	10/01/05	200,000	200,396
Little Rock Arkansas Health Facilities Board Hospital Revenue	6.80%	11/01/05	200,000	218,836
				419,232
California 8.67%				
Association of Bay Area Governments (ABAG) Finance Authority, Series C	4.00%	03/01/08	100,000	101,663
California State, GO	6.40%	02/01/06	500,000	548,545
California State, Series G, GO	5.50%	06/01/11	170,000	188,856
Chino Basin Regional Financing Authority Revenue	7.00%	08/01/06	250,000	283,440
Modesto Irrigation District Financing Authority Revenue Domestic Water Project, Series C	5.75%	09/01/15	200,000	218,382
Santa Clara County Financing Authority Revenue	4.00%	08/01/06	350,000	368,252
				1,709,138
Colorado 3.92%				
Adams & Arapahoe Counties Joint School District, Series C, GO	5.75%	12/01/07	100,000	112,989
Colorado Springs Sales & Use Tax Revenue	5.00%	12/01/11	200,000	221,464
Platte River Power Authority Revenue, Series FF	5.00%	06/01/07	400,000	437,068
				771,521
Connecticut 3.37%				
Bridgeport, Series A, GO	6.00%	03/01/06	200,000	217,920
Connecticut State, Series C, GO	5.00%	12/15/08	400,000	447,092
				665,012

See notes to portfolios of investments and notes to financial statements.

Portfolio of Investments (unaudited)   December 31, 2003

MUNICIPAL BONDS	Coupon Rate	Maturity Date	Principal Amount	Value
Delaware 3.35%				
Delaware State, Series A, GO	4.25%	03/01/09	$400,000	$ 432,932
Delaware Transportation Authority System Revenue	5.50%	07/01/08	200,000	226,242
				659,174
District of Columbia 0.86%				
District of Columbia, Unrefunded, Series B	5.50%	06/01/09	150,000	170,145
Florida 4.67%				
Florida State Board of Education Capital Outlay, Series B, GO	5.25%	06/01/11	175,000	194,199
Hillsborough County Industrial Development Authority Hospital Revenue	3.50%	10/01/09	205,000	200,404
Jacksonville Transportation Authority, GO	6.50%	07/01/07	280,000	321,306
JEA Electric System Revenue, Series 3B	4.00%	10/01/12	200,000	204,380
				920,289
Georgia 5.48%				
Atlanta Development Authority Revenue, Series A	5.25%	07/01/12	375,000	407,977
Coweta County School District, GO	4.00%	08/01/06	175,000	184,669
Georgia Municipal Electric Authority Power Revenue, Series A	5.30%	01/01/07	100,000	109,886
Marietta Georgia Development Authority Revenue	3.00%	09/15/08	375,000	376,976
				1,079,508
Illinois 1.21%				
Chicago Water Revenue (ZCB)	0.00%	11/01/08	275,000	238,120
Indiana 1.29%				
Indianapolis, Indiana Local Public Improvement Bond Bank, Series D	6.60%	02/01/07	225,000	254,941
Iowa 1.09%				
Iowa Finance Authority Hospital Facility Revenue, Trinity Regional Hospital Project	5.15%	07/01/04	210,000	214,194
Kentucky 1.45%				
Kentucky Infrastructure Authority Revenue, Series K	3.00%	08/01/05	280,000	284,956
Louisiana 1.13%				
Shreveport, Louisiana, Series A , GO	5.25%	05/01/10	200,000	223,070

See notes to portfolios of investments and notes to financial statements.

Portfolio of Investments (unaudited)   December 31, 2003

MUNICIPAL BONDS	Coupon Rate	Maturity Date	Principal Amount	Value
Maryland 2.11%				
Baltimore County, GO Unlimited Tax	5.00%	06/01/05	$165,000	$ 173,600
Maryland State Economic Development Corporation Student Housing Revenue, Frostburg State University Project	3.25%	10/01/04	240,000	241,615
				415,215
Massachusetts 1.23%				
Massachusetts State Health & Educational Facilities Authority Revenue, Series D	5.00%	10/01/07	135,000	134,128
Massachusetts State, Series C, GO	4.625%	10/01/08	100,000	109,167
				243,295
Michigan 0.69%				
Detroit, Michigan Local Development Financial Authority, Series A	5.20%	05/01/10	130,000	136,590
Mississippi 3.06%				
Mississippi Development Bank Special Obligation	3.25%	11/01/07	300,000	304,197
Mississippi Hospital Equipment & Facilities Authority Revenue	3.45%	04/01/07	300,000	299,352
				603,549
Nevada 2.65%				
Nevada State Municipal Bond Bank Project #51, Series A, GO	5.10%	01/01/08	250,000	267,190
Washoe County Gas & Water Facilities, Revenue	6.30%	12/01/14	250,000	254,612
				521,802
New Jersey 3.13%				
Jersey City, GO	6.00%	10/01/05	110,000	118,409
New Jersey State	5.125%	05/01/10	250,000	282,355
Washington Township Board of Education, GO	5.10%	02/01/08	200,000	216,810
				617,574
New Mexico 0.61%				
New Mexico State Highway Commission Revenue	3.75%	06/15/06	115,000	120,671
New York 9.18%				
Hempstead Township, Series B, GO Unlimited Tax	5.375%	11/15/10	120,000	134,030
New York City Transitional Financial Authority Revenue, Series A	5.25%	11/01/08	225,000	252,967

See notes to portfolios of investments and notes to financial statements.

Portfolio of Investments (unaudited)   December 31, 2003

MUNICIPAL BONDS	Coupon Rate	Maturity Date	Principal Amount	Value
New York (Cont'd)				
New York, New York, Series B	5.25%	08/01/09	$200,000	$ 221,262
New York, New York, Series C	3.50%	08/01/07	300,000	309,765
New York State, GO	5.00%	03/01/08	250,000	276,060
New York State, Local Highway & Bridge, Series A	5.375%	04/01/10	200,000	225,986
New York State, Medical Care Facilities Financial Agency Revenue, Series D	5.10%	02/15/06	250,000	270,345
Schenectady Metroplex Development Authority Revenue, Series A	5.00%	12/15/12	110,000	119,404
				1,809,819
North Carolina 0.99%				
North Carolina Eastern Municipal Power Agency Revenue, Refunding, Series A	5.60%	01/01/10	175,000	194,142
Ohio 3.82%				
Dayton Ohio City School District, Series D	4.00%	12/01/09	500,000	536,875
Ohio State Higher Education, Series B, GO	4.25%	11/01/07	200,000	215,470
				752,345
Oregon 1.81%				
Clackamas County Hospital Facilities Authority Revenue	5.00%	05/01/07	200,000	215,428
Oregon State Department Transportation Highway	5.00%	11/15/09	125,000	140,610
				356,038
Puerto Rico 1.06%				
Puerto Rico Commonwealth Highway & Transportation Authority Revenue, Series F	5.00%	07/01/05	200,000	209,494
South Carolina 1.89%				
Horry County Hospitality Fee Special Obligation	5.00%	04/01/10	200,000	221,976
South Carolina State Public Service Commission Authority Revenue, Series C	4.50%	01/01/04	150,000	150,000
				371,976
Tennessee 1.58%				
Shelby County Tennessee Health Educational & Housing Facilities Board Revenue	5.15%	07/01/07	300,000	311,715

See notes to portfolios of investments and notes to financial statements.

Portfolio of Investments (unaudited)   December 31, 2003

MUNICIPAL BONDS	Coupon Rate	Maturity Date	Principal Amount	Value
Texas 12.53%				
Arlington Refunded, Series A	5.00%	08/15/08	$200,000	$ 222,672
Austin Utility System Revenue, Series A	5.375%	11/15/05	200,000	204,632
Bexar County Refunded, GO	5.40%	06/15/12	200,000	215,230
Gulf Coast Industrial Development Authority Pollution Control Revenue	4.95%	07/01/07	385,000	424,840
Killeen, Texas Independent School District System, GO	5.00%	02/15/09	400,000	439,124
San Antonio Water System Revenue	5.00%	05/15/13	100,000	109,188
Texas State Affordable Housing Corp.	4.00%	11/01/06	315,000	318,169
Texas State Water Development Board Revenue, Series A	5.125%	07/15/09	290,000	313,922
Texas Turnpike Authority Revenue	5.00%	06/01/08	200,000	220,996
				2,468,773
Utah 1.11%				
Utah Transit Authority Sales Tax & Transportation Revenue	4.90%	12/15/09	200,000	219,406
Washington 3.42%				
Clark County, Washington School District, GO Unlimited	5.125%	12/01/11	100,000	113,145
Washington State, Series A, GO	5.25%	07/01/09	500,000	561,460
				674,605
Wisconsin 1.88%				
Milwaukee, Wisconsin, Series L, GO	4.60%	12/15/13	150,000	165,806
Wisconsin Health & Educational Facilities Authority Revenue	5.20%	06/01/05	200,000	204,308
				370,114
Total Municipal Bonds				18,834,829

(cost $18,332,172)

See notes to portfolios of investments and notes to financial statements.

NEAR-TERM TAX FREE FUND

Portfolio of Investments (unaudited)   December 31, 2003

REPURCHASE AGREEMENT 3.49%	Coupon Rate	Maturity Date	Principal Amount	Value
Joint Tri-Party Repurchase Agreement, Credit Suisse First Boston, 12/31/03, 0.85%, due 01/02/04, repurchase price $687,524, collateralized by U.S. Treasury securities held in a joint tri-party repurchase account (cost $687,492)	0.85%	01/02/04	$687,492	$ 687,492
Total Investments 99.07%				**19,522,321**
(cost $19,019,664)				
Other assets and liabilities, net 0.93%				184,005
NET ASSETS 100%				**$19,706,326**

See notes to portfolios of investments and notes to financial statements.

Portfolio of Investments (unaudited)

December 31, 2003

MUNICIPAL BONDS 98.58%	Coupon Rate	Maturity Date	Principal Amount	Value
Alabama 5.91%				
Alabama Public School & College Authority, Series B	5.00%	12/01/20	$1,350,000	$ 1,415,516
Birmingham GO Unlimited, Series A	5.50%	04/01/13	1,000,000	1,152,930
				2,568,446
Arizona 4.28%				
Arizona State Transportation Board Highway Revenue, Series B	5.25%	07/01/21	1,415,000	1,523,601
Salt River Project Agricultural Improvement & Power District Electric System Revenue	6.00%	01/01/07	300,000	335,079
				1,858,680
Arkansas 1.40%				
Arkansas State Community Water System Public Water Authority Revenue	2.40%	10/01/05	300,000	300,594
Gravette Arkansas School District, GO Unlimited, Series B	4.00%	06/01/09	290,000	306,153
				606,747
California 5.72%				
California State, GO Unlimited	5.00%	12/01/06	690,000	740,598
California State, GO Unlimited	5.125%	06/01/23	300,000	300,618
San Jose, California Library Parks & Public Safety Projects	5.00%	09/01/28	400,000	410,504
University of California Revenue, Series K	5.00%	09/01/21	1,000,000	1,035,700
				2,487,420
Colorado 3.74%				
Denver, Colorado City & County School District #1, GO Unlimited	5.00%	12/01/23	410,000	423,530
Platte River Power Authority Revenue, Series FF	5.00%	06/01/07	1,100,000	1,201,937
				1,625,467
Connecticut 0.51%				
Hartford County Metropolitan District	8.25%	05/01/04	215,000	219,861
Florida 5.09%				
Florida Board of Education Capital Outlay, GO Unlimited Tax, Refunding, Series A	6.625%	06/01/07	505,000	527,331
Florida State Board of Education, Series A	5.00%	06/01/18	1,000,000	1,070,770

See notes to portfolios of investments and notes to financial statements.

49

Portfolio of Investments (unaudited)   December 31, 2003

MUNICIPAL BONDS	Coupon Rate	Maturity Date	Principal Amount	Value
Florida (Cont'd)				
North Broward, Florida Hospital District Revenue	4.70%	01/15/06	$ 595,000	$ 614,248
				2,212,349
Georgia 4.02%				
Atlanta Development Authority Revenue	5.25%	07/01/22	500,000	521,635
Atlanta Development Authority Revenue, Series A	5.25%	07/01/12	550,000	598,367
Georgia Municipal Electric Authority Power				
Revenue, Series A	5.30%	01/01/07	200,000	219,772
Marietta Georgia Development Authority Revenue	3.35%	09/15/10	410,000	408,987
				1,748,761
Illinois 6.34%				
Chicago, Illinois Motor Fuel Tax Revenue	5.375%	01/01/14	1,000,000	1,146,530
Du Page County, Refunding	5.60%	01/01/21	490,000	563,039
Illinois Development Financing Authority Hospital				
Revenue, Adventist Health Systems	5.65%	11/15/24	435,000	442,164
Illinois Development Financing Authority Revenue				
Presbyterian Home Lake Project, Series B	6.25%	09/01/17	250,000	276,810
Illinois Regional Transportation Authority Revenue,				
Series A	7.20%	11/01/20	250,000	326,085
				2,754,628
Iowa 1.22%				
Polk County Revenue Catholic Health Initiatives,				
Series A	5.125%	12/01/11	500,000	532,430
Kansas 2.61%				
Kansas State Development Finance Authority				
Hospital Revenue, Series Z	5.00%	12/15/12	500,000	547,705
University of Kansas Hospital Authority Health				
Facilities Revenue	5.625%	09/01/27	570,000	587,647
				1,135,352
Kentucky 1.81%				
Kentucky Infrastructure Authority Revenue,				
Series K	3.00%	08/01/05	350,000	356,195
Louisville & Jefferson County Regional Airport				
Authority, Series B	5.00%	07/01/14	400,000	431,364
				787,559

See notes to portfolios of investments and notes to financial statements.

Portfolio of Investments (unaudited)   December 31, 2003

MUNICIPAL BONDS	Coupon Rate	Maturity Date	Principal Amount	Value
Louisiana 0.87%				
Opelousas Louisiana General Hospital Authority Revenue	4.60%	10/01/11	$ 375,000	$ 375,979
Maryland 1.52%				
Maryland State Economic Development Corporation Student Housing Revenue, Salisbury University Project	4.00%	06/01/12	360,000	345,377
Maryland State Health & Higher Educational Facilities Authority Revenue	5.75%	07/01/21	300,000	316,413
				661,790
Massachusetts 1.17%				
Massachusetts State Authority Revenue, Series A	5.00%	07/01/27	500,000	507,760
Michigan 5.58%				
Belding Area Schools, Refunding	5.00%	05/01/18	390,000	409,403
Detroit, Michigan Local Development Financing Authority, Refunding, Series A	5.375%	05/01/18	300,000	304,845
Michigan State Hospital Finance Authority Revenue	4.90%	05/15/13	500,000	532,555
St. Clair County, GO	4.50%	04/01/15	1,115,000	1,179,213
				2,426,016
Mississippi 3.68%				
Mississippi Development Bank, GO Unlimited	6.00%	12/01/08	400,000	452,068
Mississippi State, GO Unlimited, Series A	5.375%	12/01/11	1,000,000	1,147,270
				1,599,338
Missouri 1.03%				
St. Louis Airport Development Program, Series A	5.00%	07/01/11	400,000	445,684
New Jersey 4.32%				
New Jersey Health Care Facilities Financing Authority Revenue	4.375%	07/01/10	460,000	490,300
New Jersey State Transportation Authority, Series A	5.00%	06/15/13	315,000	338,798
Somerset Hills School District, GO Unlimited	4.00%	03/15/14	1,015,000	1,048,434
				1,877,532
New Mexico 0.48%				
New Mexico State Highway Commission Revenue	3.75%	06/15/06	200,000	209,862

See notes to portfolios of investments and notes to financial statements.

51

Portfolio of Investments (unaudited) December 31, 2003

MUNICIPAL BONDS	Coupon Rate	Maturity Date	Principal Amount	Value
New York 6.37%				
Albany Parking Authority Revenue	5.00%	07/15/09	$ 400,000	$ 430,444
New York, GO Unlimited, Series G	5.00%	08/01/05	1,000,000	1,051,360
New York, GO Unlimited, Series H	5.25%	03/15/14	450,000	479,646
New York, GO Unlimited, Series J	5.00%	05/15/12	250,000	266,265
Tobacco Settlement Financing Corp., Series B	5.00%	06/01/08	500,000	542,685
				2,770,400
North Carolina 1.28%				
North Carolina Eastern Municipal Power Agency Revenue, Refunding, Series A	5.60%	01/01/10	500,000	554,690
Ohio 4.59%				
Cleveland, Ohio, GO	5.50%	12/01/13	1,000,000	1,160,530
Ohio State Mental Health Facilities Revenue	5.50%	06/01/15	300,000	335,538
Olentangy Local School District, GO Limited Tax, Series A	6.25%	12/01/15	240,000	255,936
South Euclid Special Assessment, GO Limited Tax	6.70%	12/01/14	200,000	243,746
				1,995,750
Pennsylvania 3.87%				
Chester County Health & Educational Facilities Authority Revenue	5.00%	05/15/08	250,000	276,318
Delaware Valley, Pennsylvania Regional Financing Authority Local Government Revenue, Series A	5.50%	08/01/28	1,000,000	1,133,560
Philadelphia Hospital & Higher Educational Facilities Authority Revenue	4.95%	06/15/06	265,000	272,160
				1,682,038
Puerto Rico 2.37%				
Puerto Rico Commonwealth Public Improvement, GO Unlimited	5.50%	07/01/17	610,000	713,645
Puerto Rico Electric Power Authority Revenue, Series II	5.125%	07/01/26	300,000	316,344
				1,029,989
Rhode Island 2.51%				
North Providence, GO Unlimited Tax, Series A	6.05%	07/01/13	500,000	579,405
Rhode Island State Health & Educational Building Corporation Revenue	6.50%	08/15/32	500,000	511,275
				1,090,680

See notes to portfolios of investments and notes to financial statements.

Portfolio of Investments (unaudited)   December 31, 2003

MUNICIPAL BONDS	Coupon Rate	Maturity Date	Principal Amount	Value
South Carolina 0.59%				
South Carolina Jobs Economic Development Authority Revenue	5.00%	11/01/23	$ 250,000	$ 256,990
Texas 8.51%				
Austin Utility System Revenue, Series A	5.375%	11/15/05	300,000	306,948
Austin, Texas, GO	5.00%	09/01/16	565,000	597,431
Bexar County, GO Limited Tax	5.00%	06/15/18	500,000	526,850
Clear Lake City Water Authority, GO Unlimited	5.00%	03/01/18	500,000	522,985
San Antonio Water Revenue System	5.00%	05/15/25	300,000	306,810
Texas Turnpike Authority Revenue	5.00%	06/01/08	1,300,000	1,436,474
				3,697,498
Utah 0.76%				
Weber County School District, Series A	5.15%	06/15/08	300,000	328,341
Vermont 0.67%				
Vermont Educational & Health Buildings Financing Agency Revenue, Vermont Law School Project, Series A	5.375%	01/01/23	300,000	290,091
Virginia 2.53%				
Fairfax County, Virginia, GO Unlimited, Series A	5.00%	06/01/07	1,000,000	1,100,970
Washington 3.23%				
King & Snohomish Counties' School District, Series C	5.00%	06/15/10	250,000	278,568
Washington State, GO Unlimited, Series A	5.625%	07/01/17	1,000,000	1,125,420
				1,403,988
Total Municipal Bonds				42,843,086
(cost $41,376,570)				

See notes to portfolios of investments and notes to financial statements.

Portfolio of Investments (unaudited)

December 31, 2003

REPURCHASE AGREEMENT 0.61%	Coupon Rate	Maturity Date	Principal Amount	Value
Joint Tri-Party Repurchase Agreement, Credit Suisse First Boston, 12/31/03, 0.85%, due 01/02/04, repurchase price $266,136, collateralized by U.S. Treasury securities held in a joint tri-party repurchase account (cost $266,123)	0.85%	01/02/04	$ 266,123	$ 266,123
Total Investments 99.19%				43,109,209
(cost $41,642,693)				
Other assets and liabilities, net 0.81%				352,364
NET ASSETS 100%				**$43,461,573**

See notes to portfolios of investments and notes to financial statements.

ALL AMERICAN EQUITY FUND

Portfolio of Investments (unaudited) December 31, 2003

COMMON STOCKS AND WARRANTS 93.57%	Shares	Value
Advertising 1.00%		
Harris Interactive, Inc.	6,000	$ 49,800*
Omnicom Group, Inc.	1,800	157,194
		206,994
Agriculture Products 0.47%		
Archer Daniels Midland Co.	6,400	97,408*
Banks 6.84%		
Bank of America Corp.	2,800	225,204
Commerce Bancorp, Inc.	3,600	189,648*
National Commerce Financial Corp.	3,600	98,208
New York Community Bancorp, Inc.	6,133	233,361
SouthTrust Corp.	3,000	98,190
UCBH Holdings, Inc.	10,000	389,700
Wells Fargo & Co.	3,000	176,670
		1,410,981
Beverages 1.19%		
Anheuser-Busch Companies, Inc.	2,000	105,360
PepsiCo, Inc.	3,000	139,860
		245,220
Biotechnology 1.32%		
Amgen, Inc.	4,400	271,920*
Chemicals & Allied Products 1.78%		
Dow Chemical Co.	2,800	116,396
E.I. du Pont de Nemours and Co.	2,300	105,547
Millennium Chemicals, Inc.	11,500	145,820
		367,763
Computer & Office Equipment 3.42%		
Cisco Systems, Inc.	20,700	502,803*
Dell Inc.	2,240	76,070
Sun Microsystems, Inc.	28,000	125,720
		704,593
Computer Services 1.65%		
Affiliated Computer Services, Inc.	4,400	239,624*
EarthLink, Inc.	10,000	100,000*
		339,624

See notes to portfolios of investments and notes to financial statements.

Portfolio of Investments (unaudited)   December 31, 2003

COMMON STOCKS AND WARRANTS	Shares	Value
Construction 2.01%		
Chicago Bridge & Iron Company N.V., ADR	7,000	$ 202,300
Dycom Industries, Inc.	6,000	160,920*
M.D.C. Holdings, Inc.	800	51,600
		414,820
Consulting 1.40%		
Accenture Ltd., Class A	4,200	110,544*
Tetra Tech, Inc.	7,200	178,992*
		289,536
Cosmetics 0.98%		
Avon Products, Inc.	2,000	134,980
The Estee Lauder Companies, Inc., Class A	1,700	66,742
		201,722
Data Processing & Software 5.15%		
eFunds Corp.	9,000	156,150*
First Data Corp.	6,000	246,540
Microsoft Corp.	13,300	366,282
NetScreen Technologies, Inc.	10,100	249,975*
Stockgroup Information Systems, Inc.	150,000	44,250*
		1,063,197
E-Commerce/Services 0.59%		
InterActiveCorp.	3,600	122,148*
Education 0.85%		
Apollo Group, Inc., Class A	1,800	122,400*
Leapfrog Enterprises, Inc.	2,000	53,060*
		175,460
Electronics & Components 6.27%		
Analog Devices, Inc.	2,500	114,125*
Comtech Telecommunications Corp.	3,400	98,158*
Intel Corp.	8,560	275,632
Jabil Circuit, Inc.	3,400	96,220*
Novellus Systems, Inc.	4,400	185,020*
Silicon Laboratories, Inc.	1,000	43,220*
STMicroelectronics N.V.	4,000	108,040*
Texas Instruments, Inc.	10,900	320,242
TiVo, Inc.	7,000	51,800*
		1,292,457

See notes to portfolios of investments and notes to financial statements.

Portfolio of Investments (unaudited)   December 31, 2003

COMMON STOCKS AND WARRANTS	Shares	Value
Financial Services 9.53%		
American Express Co.	4,600	$ 221,858
Capital One Financial Corp.	1,900	116,451
Citigroup, Inc.	8,500	412,590
Countrywide Financial Corp.	2,000	151,700
Digital Insight Corp.	5,500	136,950*
J.P. Morgan Chase & Co.	4,700	172,631
Legg Mason, Inc.	4,200	324,156
Lehman Brothers Holdings, Inc.	2,000	154,440
Morgan Stanley Dean Witter & Co.	3,200	185,184
The Charles Schwab Corp.	7,600	89,984
		1,965,944
Forestry 0.43%		
Louisiana-Pacific Corp.	5,000	89,400*
Gaming 0.66%		
Scientific Games Corp., Class A	8,000	136,080*
Healthcare Distributors 2.53%		
AmerisourceBergen Corp., Class A	4,000	224,600
Cardinal Health, Inc.	3,000	183,480
Express Scripts, Inc.	1,700	112,931*
		521,011
Healthcare Equipment & Facilities 1.71%		
Medtronic, Inc.	2,800	136,108
VCA Antech, Inc.	7,000	216,860*
		352,968
Household Appliances 1.95%		
General Electric Co.	13,000	402,740
Human Resources 0.53%		
Labor Ready, Inc.	8,400	110,040*
Insurance 2.97%		
ACE Ltd.	4,000	165,680
American International Group, Inc.	2,200	145,816
ProAssurance Corp.	3,000	96,450*
The Chubb Corp.	3,000	204,300
		612,246

See notes to portfolios of investments and notes to financial statements.

ALL AMERICAN EQUITY FUND

Portfolio of Investments (unaudited)   December 31, 2003

COMMON STOCKS AND WARRANTS	Shares	Value
Investment Trusts 1.82%		
KCP Income Fund	10,000	$ 94,380
Technology Select Sector SPDR Fund	13,800	281,244
		375,624
Managed Health Care 1.08%		
Pacificare Health Systems, Inc.	1,000	67,600
UnitedHealth Group, Inc.	1,400	81,452
WellPoint Health Networks, Inc.	750	72,743*
		221,795
Manufacturing 2.88%		
3M Co.	1,400	119,042*
Caterpillar, Inc.	1,200	99,624
Illinois Tool Works, Inc.	1,400	117,474
Ingersoll-Rand Co., Class A	2,200	149,336
Joy Global, Inc.	2,200	57,530
Oshkosh Truck Corp.	1,000	51,030*
		594,036
Metal & Mineral Mining 8.46%		
Aber Diamond Corp.	2,000	72,734*
Alcoa, Inc.	3,400	129,200
Apollo Gold Corp., Warrants (March 2004)	78,125	53,906*
Bema Gold Corp., Warrants (October 2007)	50,000	126,484*
Freeport-McMoRan Copper & Gold, Inc., Class B	8,350	351,786
Inco Ltd.	3,000	119,460*
Kinross Gold Corp., Warrants (December 2007)	100,000	91,285*
Phelps Dodge Corp.	1,300	98,917*
United States Steel Corp.	3,500	122,570
Wheaton River Minerals Ltd., Warrants (May 2007)	325,000	579,430*
		1,745,772
Oil & Gas Drilling 2.03%		
Nabors Industries, Inc.	4,000	166,000*
Patterson-UTI Energy, Inc.	5,000	164,600*
Precision Drilling Corp.	2,000	87,360*
		417,960
Oil & Gas Exploration & Production 2.55%		
Burlington Resources, Inc.	1,000	55,380*
Chesapeake Energy Corp.	8,000	108,640
Devon Energy Corp.	1,000	57,260*

See notes to portfolios of investments and notes to financial statements.

Portfolio of Investments (unaudited)   December 31, 2003

COMMON STOCKS AND WARRANTS	Shares	Value
Oil & Gas Exploration & Production (Cont'd)		
EOG Resources, Inc.	2,300	$ 106,191*
Galaxy Energy Corp.	39,500	103,095*
Pioneer Natural Resources Co.	3,000	95,790*
		526,356
Oil & Gas Field Services 0.70%		
Key Energy Services, Inc.	14,000	144,340*
Oil & Gas Royalty Trusts 2.44%		
Enerplus Resources Fund	13,000	395,720
San Juan Basin Royalty Trust	5,000	108,450
		504,170
Paper Products 1.21%		
Georgia-Pacific Corp.	5,000	153,350
Sappi Ltd., Sponsored ADR	7,000	95,690*
		249,040
Pharmaceuticals 4.17%		
Eli Lilly & Co.	3,100	218,023
Johnson & Johnson	3,700	191,142
Pfizer, Inc.	8,675	306,488
Wyeth	3,400	144,330
		859,983
Restaurants 0.95%		
Applebee's International, Inc.	4,000	157,080
Starbucks Corp.	1,200	39,672*
		196,752
Retail 4.53%		
Best Buy Co., Inc.	1,300	67,912
Claire's Stores, Inc.	8,400	158,256
Pacific Sunwear of California, Inc.	2,500	52,800*
The Finish Line, Inc., Class A	5,900	176,823*
Tractor Supply Co.	3,100	120,559*
Urban Outfitters, Inc.	2,800	103,740*
Wal-Mart Stores, Inc.	4,780	253,579
		933,669

See notes to portfolios of investments and notes to financial statements.

ALL AMERICAN EQUITY FUND

Portfolio of Investments (unaudited) December 31, 2003

COMMON STOCKS AND WARRANTS	Shares	Value
Shipping 0.67%		
Union Pacific Corp.	2,000	$ 138,960
Shoes 0.37%		
K-Swiss, Inc., Class A	3,200	76,992
Telecommunications 1.08%		
Stream Communications Network, Inc.	190,000	222,300*
Toys 0.39%		
Hasbro, Inc.	3,800	80,864*
Utilities 1.39%		
El Paso Corp.	7,000	57,330
Kinder Morgan Energy Partners, L.P.	2,500	123,175
Sempra Energy	3,500	105,210
		285,715
Wholesale & Distribution 1.62%		
Costco Wholesale Corp.	3,000	111,540*
SYSCO Corp.	6,000	223,380
		334,920
Total Common Stocks and Warrants		19,303,520
(cost $15,778,121)		

PREFERRED STOCK 1.05%	Shares	Value
Metal & Mineral Mining 1.05%		
Freeport-McMoRan Copper & Gold, Inc., Depositary Shares representing 0.05 shares of Gold-Denominated Preferred Stock (cost $179,850)	5,000	216,500
Total Securities		19,520,020

See notes to portfolios of investments and notes to financial statements.

Portfolio of Investments (unaudited)   December 31, 2003

REPURCHASE AGREEMENT 3.31%	Principal Amount	Value
Joint Tri-Party Repurchase Agreement, Credit Suisse First Boston, 12/31/03, 0.85%, due 01/02/04, repurchase price $682,566, collateralized by U.S. Treasury securities held in a joint tri-party repurchase account (cost $682,534)	$682,534	$ 682,534
Total Investments 97.93%		20,202,554
(cost $16,640,505)		
Other assets and liabilities, net 2.07%		427,119
NET ASSETS 100%		**$20,629,673**

See notes to portfolios of investments and notes to financial statements.

CHINA REGION OPPORTUNITY FUND

Portfolio of Investments (unaudited)

December 31, 2003

COMMON STOCKS AND WARRANTS 87.33%	Shares	Value
Airlines 0.85%		
Cathay Pacific Airways Ltd.	240,000	$ 455,965
Apparel 2.18%		
Kingmaker Footwear Holdings Ltd.	192,000	85,938*
Li & Fung Ltd.	630,000	1,079,247
		1,165,185
Automobile 1.68%		
Brilliance China Automotive Holdings Ltd., ADR	4,400	249,480*
Denway Motors Ltd.	616,000	650,613
		900,093
Banking & Financial Services 11.24%		
CITIC International Financial Holdings Ltd.	2,000,000	1,088,392
Endeavour Mining Capital Corp.	25,000	78,908*
Hong Kong Exchanges & Clearing Ltd.	290,000	627,532
HSBC Holdings plc	153,700	2,425,149
SE Global Equities Corp.	367,500	150,675*
Standard Chartered plc	14,000	227,210
The Bank of East Asia Ltd.	250,000	766,382*
Wing Hang Bank Ltd.	110,000	654,581
		6,018,829
Beverages 0.98%		
Tsingtao Brewery Company Ltd., H shares	450,000	527,451*
Building Materials 1.93%		
Anhui Conch Cement Company Ltd., H shares	800,000	1,035,582*
Chemicals & Allied Products 5.25%		
Sinopec Beijing Yanhua Petrochemical Co., Ltd., H shares	2,200,000	850,105*
Sinopec Shanghai Petrochemical Co., Ltd., H shares	1,500,000	666,559
Sinopec Yizheng Chemical Fibre Co., Ltd., H shares	1,004,000	253,465
Sinopec Zhenhai Refining and Chemical Co., Ltd., H shares	1,200,000	1,043,310
		2,813,439
Commercial Services 0.10%		
China Fire Safety Enterprise Group Holdings Ltd.	800,000	54,613*

See notes to portfolios of investments and notes to financial statements.

Portfolio of Investments (unaudited)   December 31, 2003

COMMON STOCKS AND WARRANTS	Shares	Value
Computer & Office Equipment 0.80%		
Acer, Inc., GDR, 144A	12,621	$ 94,026
Hon Hai Precision Industry Co., Ltd., Sponsored GDR	42,000	333,900*
		427,926
Conglomerates 3.22%		
China Merchants Holdings International Company, Ltd.	699,000	918,345
First Pacific Co., Ltd.	500,000	109,483*
Hutchison Whampoa Ltd.	28,000	205,571
Shanghai Industrial Holdings Ltd.	215,005	488,789
		1,722,188
Education 2.13%		
Capital Alliance Group, Inc.	1,673,332	1,139,158*+
Electronic Equipment 8.02%		
ASM Pacific Technology Ltd.	191,000	833,991
AU Optronics Corp., Sponsored ADR	15,000	178,800*
Nam Tai Electronics, Inc.	8,000	224,640
Samsung Electronics, GDR Non-Voting Shares, 144A	3,380	339,690
Samsung Electronics, GDR Voting Shares, 144A	1,800	338,400*
Skyworth Digital Holdings Ltd.	1,300,000	324,843*
ST Assembly Test Service Ltd.	250,000	312,077*
Taiwan Semiconductor Manufacturing Co., Ltd., Sponsored ADR	63,380	649,011*
Techtronic Industries Company, Ltd.	198,000	548,318
United Microelectronics Corporation, Sponsored ADR	110,000	544,500*
Yageo Corp.	1	2*
		4,294,272
Food 1.19%		
COFCO International Ltd.	994,000	640,155
Hotels 0.48%		
The Hong Kong & Shanghai Hotels Ltd.	440,000	255,031*
Internet 0.35%		
Asia Broadband, Inc.	1,500,000	186,000*+
Investment Trusts 4.53%		
iShares MSCI Australia Index Fund	5,600	74,816
iShares MSCI Hong Kong Index Fund	55,000	550,000
iShares MSCI Japan Index Fund	33,000	318,120
iShares MSCI Malaysia Index Fund	49,000	316,050*

See notes to portfolios of investments and notes to financial statements.

CHINA REGION OPPORTUNITY FUND

Portfolio of Investments (unaudited)   December 31, 2003

COMMON STOCKS AND WARRANTS	Shares	Value
Investment Trusts (Cont'd)		
iShares MSCI Singapore (Free) Index Fund	64,000	$ 384,000*
iShares MSCI South Korea Index Fund	15,000	375,600*
iShares MSCI Taiwan Index Fund	36,000	404,640*
		2,423,226
Machinery 1.23%		
Chen Hsong Holdings Ltd.	352,000	276,567
China Yuchai International Ltd.	8,400	257,040*
Ocean Grand Holdings Ltd.	340,000	123,716*
		657,323
Natural Resources 13.93%		
Aluminum Corporation of China Ltd., H shares	1,650,000	1,253,904*
Apac Minerals, Inc.	250,000	133,447*
Apac Minerals, Inc. (RS)	57,500	29,158*
Apac Minerals, Inc., Warrants (March 2004)	100,000	9,283*
Apac Minerals, Inc., Warrants (March 2004) (RS)	28,750	0*
Bema Gold Corp.	100,000	372,877*
Caledon Resources Corp. plc	900,000	224,677*
China Broadband Corp.	1,117,600	894,080*
China NetTV Holdings, Inc.	350,000	161,000*
China NetTV Holdings, Inc. (RS)	500,000	207,000*
China NetTV Holdings, Inc., Warrants (September 2006) (RS)	500,000	171,000*
Entree Gold, Inc., Units (RS)	200,000	275,558*
Freeport-McMoRan Copper & Gold, Inc., Class B	4,000	168,520
High River Gold Mines Ltd.	100,000	150,853*
Ivanhoe Energy, Inc.	10,000	37,520*
Jiangxi Copper Co., Ltd.	1,150,000	629,528
Olympus Pacific Minerals, Inc. (RS)	500,000	180,057*
Olympus Pacific Minerals, Inc., Warrants (March 2004) (RS)	250,000	16,633*
Oriel Resources plc (RS)	167,000	44,668*
Silk Road Resources Ltd., Special Warrants (RS)	260,000	385,982*
Sino Gold Ltd.	70,000	152,818*
SKN Resources Ltd.	5,000	18,760*
Spur Ventures, Inc.	537,950	686,665*
TVI Pacific, Inc.	500,000	83,163*
TVI Pacific, Inc., Units (RS)	1,185,714	305,452*
Yanzhou Coal Mining Co., Ltd., H shares	860,000	869,554*
		7,462,157
Office Supplies 0.00%		
China First Pencil Co., Ltd., B shares	1	0*
Daying Modern Agricultural Co.	1	0*
		0

See notes to portfolios of investments and notes to financial statements.

CHINA REGION OPPORTUNITY FUND

Portfolio of Investments (unaudited)   December 31, 2003

COMMON STOCKS AND WARRANTS	Shares	Value
Oil & Gas Extraction 6.64%		
China Oilfield Services Ltd., H shares	1,200,000	$ 425,052*
China Petroleum & Chemical Corporation, H shares	2,500,000	1,118,982*
CNOOC Ltd., ADR	22,500	898,200
PetroChina Co., Ltd., ADR	19,500	1,112,475
		3,554,709
Pharmaceuticals 0.21%		
Dragon Pharmaceuticals, Inc.	120,000	111,600*
Publishing 0.38%		
Lingo Media, Inc.	1,056,800	201,116*+
Real Estate Developers 3.79%		
Cheung Kong Holdings Ltd.	22,886	181,290
China Overseas Land & Investment Ltd.	3,500,000	640,155
Hang Lung Group Ltd.	300,000	374,819
Henderson Land Development Co., Ltd.	96,000	424,125
Sun Hung Kai Properties Ltd.	49,852	410,952
		2,031,341
Retail 1.58%		
Digital China Holdings Ltd.	810,000	271,261*
Esprit Holdings Ltd.	140,000	465,239
Sa Sa International Holdings Ltd.	400,000	110,771
Shanghai Friendship Group, Inc., Co., B shares	1	1
		847,272
Shipping & Containers 3.52%		
China International Marine Containers (Group) Co., Ltd., B shares	365,088	698,787*
China Shipping Development Co., Ltd., H shares	1,140,000	836,967*
Cosco Pacific Ltd.	265,000	348,157
		1,883,911
Software 1.05%		
Travelsky Technology Ltd., H shares	525,000	561,262
Steel Manufacturing 3.69%		
Angang New Steel Company Ltd., H shares	1,400,000	757,366*
Maanshan Iron & Steel Company Ltd., H shares	1,900,000	630,172*
POSCO, ADR	17,400	591,078
		1,978,616

See notes to portfolios of investments and notes to financial statements.

CHINA REGION OPPORTUNITY FUND

Portfolio of Investments (unaudited)   December 31, 2003

COMMON STOCKS AND WARRANTS	Shares	Value
Telecommunications 3.46%		
China Mobile (Hong Kong) Ltd., ADR	30,000	$ 465,900
China Telecom Corp., Ltd.	1,200,000	490,742
China Unicom Ltd.	118,000	110,192
Philippine Long Distance Telephone Co., ADR	45,000	783,900*
		1,850,734
Therapeutics 0.13%		
Tong Ren Tang Technologies Company Ltd., H shares	40,000	70,327*
Transportation 1.43%		
Zhejiang Expressway Co., Ltd., H shares	1,088,000	763,755
Utilities 1.36%		
Hong Kong & China Gas Co., Ltd.	221,693	338,375
Huaneng Power International, Inc., ADR	5,600	388,696
		727,071
Total Common Stocks and Warrants		46,760,307
(cost $36,640,149)		

REPURCHASE AGREEMENT 12.01%	Principal Amount	
Joint Tri-Party Repurchase Agreement, Credit Suisse First Boston, 12/31/03, 0.85%, due 01/02/04, repurchase price $6,429,504, collateralized by U.S. Treasury securities held in a joint tri-party repurchase account (cost $6,429,200)	$ 6,429,200	6,429,200

Total Investments 99.34%		53,189,507
(cost $43,069,349)		
Other assets and liabilities, net 0.66%		353,982
NET ASSETS 100%		**$53,543,489**

See notes to portfolios of investments and notes to financial statements.

Portfolio of Investments (unaudited)   December 31, 2003

COMMON STOCKS AND WARRANTS 85.79%	Shares	Value
Aluminum 0.53%		
Alcoa, Inc.	30,000	$ 1,140,000*
Coal 0.57%		
Arch Coal, Inc.	20,000	623,400*
Yanzhou Coal Mining Co., Ltd., H shares	600,000	606,666
		1,230,066
Copper 2.30%		
Amerigo Resources Ltd.	640,000	990,214*
Aur Resources, Inc.	150,000	783,275*
First Quantum Minerals Ltd.	60,500	658,519*
Jiangxi Copper Co., Ltd.	2,500,000	1,368,540
Phelps Dodge Corp.	15,000	1,141,350*
		4,941,898
Data Processing & Software 0.02%		
Stockgroup Information Systems, Inc.	150,000	44,250*
Diamond Mining & Exploration 1.35%		
Aber Diamond Corp.	70,000	2,545,701*
Diagem International Resource Corp.	500,000	119,909*
Diagem International Resource Corp., Warrants (July 2004)	500,000	0*
Diamond Fields International Ltd. (RS)	112,000	68,362*
Diamonds North Resources Ltd.	75,000	63,242*
Diamonds North Resources Ltd., Warrants (March 2005)	75,000	16,826*
Metalex Ventures Ltd. (RS)	30,000	51,812*
Tahera Corporation	200,000	44,095*
		2,909,947
Diversified Chemicals 3.69%		
Dow Chemical Co.	46,300	1,924,691
E.I. du Pont de Nemours and Co.	25,300	1,161,017
FMC Corp.	50,000	1,706,500*
Georgia Gulf Corp.	50,000	1,444,000*
Imperial Chemical Industries plc, ADR	120,000	1,718,400
		7,954,608
Diversified Exploration & Production 1.11%		
BHP Billiton Ltd., ADR	70,000	1,278,200
Rio Tinto plc, Sponsored ADR	10,000	1,113,100
		2,391,300

See notes to portfolios of investments and notes to financial statements.

67

Portfolio of Investments (unaudited) December 31, 2003

COMMON STOCKS AND WARRANTS	Shares	Value
Electricity Generation 1.05%		
Great Lakes Hydro Income Fund	80,000	$ 1,073,144
Northland Power Income Fund	130,000	1,190,732
		2,263,876
Ferrochrome 0.00%		
Zimasco Consolidated Enterprises Ltd. (RS)	22,000	4,840
Financial Services 0.09%		
GMP Capital Corp.	15,000	193,556*
Forest Products 0.65%		
Louisiana-Pacific Corp.	69,700	1,246,236*
West Fraser Timber Co., Ltd.	5,500	161,683
		1,407,919
Gas Distribution 2.30%		
Energy Savings Income Fund	158,000	3,440,761
Sempra Energy	50,000	1,503,000
		4,943,761
Gold & Copper Mining 6.48%		
European Minerals Corp., Units (RS)	338,250	321,337*
Freeport-McMoRan Copper & Gold, Inc., Class B	20,000	842,600
Ivanhoe Mines Ltd.	35,000	278,884*
Northern Orion Resources, Inc.	1,997,200	4,758,733*
Northern Orion Resources, Inc., Warrants (March 2005)	250,000	34,425*
Northern Orion Resources, Inc., Warrants (May 2008)	615,200	770,993*
Northgate Exploration Ltd.	100,000	206,552*
Northgate Exploration Ltd., Warrants (December 2006)	745,000	518,702*
Taseko Mines Ltd.	380,000	632,035*
Taseko Mines Ltd., Units (RS)	250,000	652,342*
Wheaton River Minerals Ltd.	1,335,000	3,996,790*
Wheaton River Minerals Ltd., Warrants (May 2007)	340,700	607,970*
Wheaton River Minerals Ltd., Warrants (August 2008)	225,000	322,013*
		13,943,376
Gold & Nickel Mining 1.21%		
Rio Narcea Gold Mines Ltd.	811,000	2,509,573*
Rio Narcea Gold Mines Ltd., Warrants (September 2008)	112,500	104,437*
		2,614,010

See notes to portfolios of investments and notes to financial statements.

Portfolio of Investments (unaudited)   December 31, 2003

COMMON STOCKS AND WARRANTS	Shares	Value
Gold Mining 7.99%		
Agnico-Eagle Mines Ltd., Warrants (November 2007)	10,000	$ 28,000*
Apac Minerals, Inc.	310,000	165,474*
Apac Minerals, Inc. (RS)	86,000	43,610*
Apac Minerals, Inc., Warrants (March 2004)	100,000	9,283*
Apac Minerals, Inc., Warrants (March 2004) (RS)	43,000	0*
Apollo Gold Corp.	425,000	973,195*
Apollo Gold Corp., Warrants (March 2004)	78,125	53,906*
Ashanti Goldfields Co. Ltd., Warrants (April 2004)	40,000	401,600*
Ashanti Goldfields Co. Ltd., Warrants (October 2004)	40,000	401,600*
Ashanti Goldfields Co. Ltd., Warrants (April 2005)	40,000	401,600*
Bema Gold Corp.	540,000	2,013,552*
Bema Gold Corp., Warrants (June 2004)	117,500	256,334*
Bema Gold Corp., Warrants (October 2007)	125,000	316,211*
Bolivar Gold Corp.	810,800	1,354,835*
Bolivar Gold Corp., Warrants (March 2008)	180,000	176,846*
Bolivar Gold Corp., Warrants (August 2008)	250,000	174,061*
Caledon Resources Corp. plc	1,000,000	249,641*
China NetTV Holdings, Inc.	350,000	161,000*
China NetTV Holdings, Inc. (RS)	500,000	207,000*
China NetTV Holdings, Inc., Warrants (September 2005) (RS)	500,000	171,000*
Corona Gold Ltd.	50,000	376*
Dumont Nickel, Inc. (RS)	500,000	216,803*
Dumont Nickel, Inc., Warrants (April 2004) (RS)	250,000	64,403*
Entree Gold, Inc., Units (RS)	160,000	220,446*
Glencairn Gold Corp.	100,000	81,228*
Glencairn Gold Corp. (RS)	300,000	231,501*
Glencairn Gold Corp., Units (RS)	500,000	406,142*
Glencairn Gold Corp., Warrants (February 2005) (RS)	150,000	44,095*
Goldcorp, Inc.	30,000	478,505
Goldcorp, Inc., Warrants (April 2007)	5,000	57,500*
Herald Resources Ltd.	100,000	57,213*
High River Gold Mines Ltd.	200,000	301,706*
IAMGOLD Corp.	16,000	111,647
Kinross Gold Corp., Warrants (December 2007)	135,000	123,235*
Metallica Resources, Inc., Units (RS)	400,000	767,416*
Nevada Pacific Gold Ltd.	7,568	6,733*
Nevada Pacific Gold Ltd. (RS)	432,432	365,476*
Nevada Pacific Gold Ltd., Warrants (April 2004) (RS)	216,216	111,232*
Nevsun Resources Ltd., Warrants (May 2005)	50,000	201,911*
New Sleeper Gold Corp. (RS)	200,000	154,721*
Olympus Pacific Minerals, Inc. (RS)	500,000	180,056*
Olympus Pacific Minerals, Inc., Warrants (March 2004) (RS)	250,000	16,633*
Oriel Resources plc (RS)	500,000	133,736*
Placer Dome, Inc.	90,000	1,611,900
Planet Exploration, Inc. (RS)	160,000	190,492*
Planet Exploration, Inc., Warrants (December 2005) (RS)	160,000	0*

See notes to portfolios of investments and notes to financial statements.

Portfolio of Investments (unaudited)   December 31, 2003

COMMON STOCKS AND WARRANTS	Shares	Value
Gold Mining (Cont'd)		
Randgold Resources Ltd., ADR	40,000	$ 1,092,000*
Silk Road Resources Ltd., Special Warrants (RS)	265,000	393,405*
Sino Gold Ltd.	250,000	545,780*
St. Andrew Goldfields Ltd.	500,000	100,569*
Stingray Resources, Inc., Units (RS)	120,000	122,632*
Strongbow Resources, Inc.	100,000	48,737*
TVI Pacific, Inc.	1,000,000	166,325*
TVI Pacific, Inc., Units (RS)	2,371,428	610,904*
UGL Enterprises Ltd., Units (RS)	100,000	63,204*
U.S. Gold Corp.	200,000	164,000*
X-Cal Resources Ltd.	140,500	89,127*
X-Cal Resources Ltd., Warrants (May 2004)	200,000	40,227*
Yamana Gold, Inc.	25,000	59,954*
Yamana Gold, Inc., Warrants (July 2008)	12,500	22,725*
		17,213,443
Independent Power Producers 0.56%		
Calpine Corp.	250,000	1,202,500*
Integrated Oil & Gas 2.59%		
Occidental Petroleum Corp.	30,000	1,267,200
PetroChina Co. Ltd., ADR	50,000	2,852,500
Sasol Ltd., Sponsored ADR	75,000	1,086,750*
YPF Sociedad Anonima, Sponsored ADR	10,000	370,200*
		5,576,650
Iodine 0.03%		
Atamaca Minerals Corp.	111,000	55,816*
Iron Ore 0.49%		
Labrador Iron Ore Royalty Trust	75,000	1,053,069
Merchant Banking 0.40%		
Endeavour Mining Capital Corp.	153,000	482,915*
Endeavour Mining Capital Corp. (RS)	120,000	378,757*
Endeavour Mining Capital Corp., Warrants (November 2008) (RS)	60,000	0*
		861,672
Mining Equipment & Services 0.74%		
Dynatec Corp.	600,000	816,926*
Joy Global, Inc.	30,000	784,500
		1,601,426

See notes to portfolios of investments and notes to financial statements.

Portfolio of Investments (unaudited) December 31, 2003

COMMON STOCKS AND WARRANTS	Shares	Value
Nickel 1.61%		
Canico Resource Corp.	25,000	$ 252,388*
Inco Ltd.	40,000	1,592,800*
LionOre Mining International Ltd.	200,000	1,233,126*
WMC Resources Ltd., ADR	22,700	388,170*
		3,466,484
Oil & Gas Drilling 2.34%		
ENSCO International, Inc.	30,000	815,100
Ensign Resource Service Group, Inc.	70,000	1,115,538
Nabors Industries, Inc.	25,000	1,037,500*
Patterson-UTI Energy, Inc.	26,000	855,920*
Precision Drilling Corp.	12,000	524,160*
Rowan Companies, Inc.	30,000	695,100*
		5,043,318
Oil & Gas Equipment & Services 6.74%		
BJ Services Co.	20,000	718,000*
CCS Income Trust	70,000	1,651,646
China Oilfield Services Ltd.	1,500,000	531,315*
Key Energy Services, Inc.	75,000	773,250*
Lone Star Technologies, Inc.	50,000	799,000*
Maverick Tube Corp.	50,000	962,500*
National Oilwell, Inc.	40,000	894,400*
Oil Service HOLDRs Trust	40,000	2,480,000
Peak Energy Services Ltd.	210,000	576,722*
Schlumberger Ltd.	20,000	1,094,400
ShawCor Ltd.	100,000	1,206,050
Smith International, Inc.	30,000	1,245,600*
Total Energy Services Ltd.	200,000	719,452*
Weatherford International Ltd.	24,000	864,000*
		14,516,335
Oil & Gas Exploration & Production - Junior 5.94%		
Adobe Ventures, Inc. (RS)	1,000,000	648,513*+
Case Resources, Inc.	1,400,000	1,245,503*
Cavell Energy Corp.	300,000	473,446*
Cheniere Energy, Inc.	50,000	585,000*
China Broadband Corp.	2,259,800	1,807,840*+
Choice Resources Corp.	750,000	440,955*
Choice Resources Corp., Special Warrants (RS)	100,000	59,568*
Compton Petroleum Corp.	250,000	1,160,407*
Eastshore Energy Ltd., Class A	50,000	121,843*
Eastshore Energy Ltd., Class A (RS)	150,000	347,252*
Endev Energy, Inc.	417,900	792,059*

See notes to portfolios of investments and notes to financial statements.

Portfolio of Investments (unaudited)   December 31, 2003

COMMON STOCKS AND WARRANTS	Shares	Value
Oil & Gas Exploration & Production - Junior (Cont'd)		
Endev Energy, Inc. (RS)	100,000	$ 180,056*
Galaxy Energy Corp.	39,500	103,095*
Hawk Energy Corp., Special Warrants (RS)	100,000	209,453*
High Point Resources, Inc.	300,000	598,770*
Ivanhoe Energy, Inc.	35,000	131,319*
Kensington Energy Ltd.	606,600	666,361*
Kensington Energy Ltd. (RS)	150,000	156,539*
Ketch Resources Ltd.	160,000	1,113,991*
Luke Energy Ltd.	100,000	136,154*
Mustang Resources, Inc.	77,900	271,187*
Mustang Resources, Inc. (RS)	100,000	330,716*
Olympia Energy, Inc.	350,000	839,361*
Tempest Energy Corp., Class A	82,300	372,456*
		12,791,844
Oil & Gas Exploration & Production - Senior 10.98%		
Burlington Resources, Inc.	50,000	2,769,000
Chesapeake Energy Corp.	200,000	2,716,000
China Petroleum & Chemical Corp., ADR	60,000	2,664,600
CNOOC Ltd., ADR	70,000	2,794,400
Devon Energy Corp.	50,000	2,863,000
EOG Resources, Inc.	70,000	3,231,900
Oao Gazprom, Sponsored ADR	40,000	1,036,000
Pioneer Natural Resources Co.	110,000	3,512,300
Progress Energy Ltd.	125,000	1,201,505
Ultra Petroleum Corp.	35,000	861,699*
		23,650,404
Oil & Gas Pipelines 1.79%		
El Paso Corp.	150,000	1,228,500
Kinder Morgan Energy Partners, L.P.	16,000	788,320
The Williams Companies, Inc.	100,000	982,000
TransCanada Corp.	40,000	862,724
		3,861,544
Oil & Gas Royalty Trusts 10.80%		
Acclaim Energy Trust	300,000	2,784,977
Bonavista Energy Trust	200,000	3,247,592
Canadian Oil Sands Trust	50,000	1,767,300*
Enerplus Resources Fund	100,000	3,043,996
Bonterra Energy Income Trust	50,000	599,544
Focus Energy Trust	200,000	2,320,814
Harvest Energy Trust	120,500	1,311,596
Paramount Energy Trust	200,000	1,807,140

See notes to portfolios of investments and notes to financial statements.

Portfolio of Investments (unaudited)　　December 31, 2003

COMMON STOCKS AND WARRANTS	Shares	Value
Oil & Gas Royalty Trusts (Cont'd)		
Petrofund Energy Trust	127,000	$ 1,836,442
San Juan Basin Royalty Trust	100,000	2,169,000
Vermillion Energy Trust	200,000	2,373,419
		23,261,820
Platinum Group Metals 2.07%		
African Minerals, Special Warrants (RS)	12,500	75,000*
Anooraq Resources Corp.	350,000	601,091*
Anooraq Resources Corp., Units (RS)	350,000	571,036*
Aquarius Platinum Ltd. (RS)	6,862	31,015
Impala Platinum Holdings Ltd.	3,300	286,308
Osmium Holdings S.A. (RS)	104	10,400
South Atlantic Ventures Ltd.	195,000	848,548*
South Atlantic Ventures Ltd., Warrants (December 2004)	25,000	65,273*
Southern African Resources plc	3,500,000	1,045,372
SouthernEra Resources Ltd. (RS)	200,000	829,304*
SouthernEra Resources Ltd., Warrants (November 2008) (RS)	100,000	92,833*
		4,456,180
Polymetallic 0.62%		
Altius Minerals Corp.	200,000	355,858*
Altius Minerals Corp., Warrants (April 2004)	100,000	23,208*
America Mineral Fields, Inc.	100,000	96,701*
Farallon Resources Ltd.	100,000	55,700*
Farallon Resources Ltd., Warrants (April 2004)	100,000	24,755*
FNX Mining Co., Inc.	50,000	337,292*
Wolfden Resources, Inc.	100,000	438,634*
		1,332,148
Potash & Agricultural Fertilizers 0.32%		
Spur Ventures, Inc.	537,950	686,665*
Propane Distribution 0.92%		
Superior Plus Income Fund	100,000	1,985,070
Pulp & Paper 2.05%		
Aracruz Celulose S.A., ADR	25,000	876,000
Georgia-Pacific Corp.	35,000	1,073,450
Sappi Ltd., Sponsored ADR	100,000	1,367,000
Tembec, Inc.	150,000	1,094,264
		4,410,714

See notes to portfolios of investments and notes to financial statements.

GLOBAL RESOURCES FUND

Portfolio of Investments (unaudited) December 31, 2003

COMMON STOCKS AND WARRANTS	Shares	Value
Shipping & Containers 0.01%		
Frontline Ltd.	1,000	$ 25,470
Silver Mining 0.09%		
Pan American Silver Corp., Warrants (February 2008)	27,000	193,834*
Soap & Cleaning Products 0.44%		
KCP Income Fund	100,000	943,798
Specialty Chemicals 2.73%		
Acetex Corp.	220,000	1,124,976*
Eastman Chemical Co.	40,000	1,581,200
Hercules, Inc.	125,000	1,525,000*
Millennium Chemicals, Inc.	100,000	1,268,000
Sinopec Yizheng Chemical Fibre Co., Ltd., H shares	1,500,000	378,683
		5,877,859
Steel 1.00%		
Algoma Steel, Inc.	200,000	1,090,782*
United States Steel Corp.	30,000	1,050,600
		2,141,382
Uranium 0.64%		
Cameco Corp.	20,000	1,156,539
Denison Energy, Inc.	47,500	220,477*
		1,377,016
Zinc 0.55%		
Breakwater Resources Ltd.	500,000	247,553*
Breakwater Resources Ltd. (RS)	500,000	235,176*
Noranda Income Fund	76,500	688,864
		1,171,593
Total Common Stocks and Warrants		184,741,461
(cost $150,384,779)		

PREFERRED STOCK 0.08%

Gold & Copper Mining 0.08%		
Freeport-McMoRan Copper & Gold, Inc., Depositary Shares representing 0.05 shares of Gold-Denominated Preferred Stock (cost $143,873)	4,000	173,200

See notes to portfolios of investments and notes to financial statements.

GLOBAL RESOURCES FUND

Portfolio of Investments (unaudited)   December 31, 2003

PURCHASED OPTION 0.01%	Contracts	Value
Gold & Silver Mining 0.01%		
Philadelphia Stock Exchange Gold & Silver Index, Strike Price 75, Put, Expiration Mar. 2004 (cost $93,750)	1,250	$ 15,625

RIGHTS 0.00%	Shares	
Agricultural Chemicals 0.00%		
IMC Global, Inc., Rights (June 2009) (cost $0)	3,800	0

CONVERTIBLE DEBENTURES 0.10%	Principal Amount	
Gold Mining 0.07%		
Bolivar Gold Corp. (RS)	$ 250,000	139,249
Oil & Gas Exploration & Production - Junior 0.03%		
Catalina Energy Corp. (RS)	100,000	67,690
Total Convertible Debentures (cost $255,608)		206,939
Total Securities		185,137,225

REPURCHASE AGREEMENT 16.79%		
Joint Tri-Party Repurchase Agreement, Credit Suisse First Boston, 12/31/03, 0.85%, due 01/02/04, repurchase price $36,169,220, collateralized by U.S. Treasury securities held in a joint tri-party repurchase account (cost $36,167,512)	36,167,512	36,167,512
Total Investments 102.77% (cost $187,045,522)		221,304,737
Other assets and liabilities, net (2.77)%		(5,967,492)
NET ASSETS 100%		**$215,337,245**

See notes to portfolios of investments and notes to financial statements.

Portfolio of Investments (unaudited)   December 31, 2003

COMMON STOCKS AND WARRANTS 87.12%	Shares	Value
Chemicals & Allied Products 0.76%		
Acetex Corp.	430,000	$ 2,198,816*
Data Processing & Software 0.10%		
Stockgroup Information Systems, Inc.	1,000,000	295,000*+
Diamond Mining & Exploration 2.20%		
Aber Diamond Corp.	75,000	2,727,536*
Diagem International Resource Corp.	1,650,000	395,699*
Diagem International Resource Corp., Warrants (July 2004)	1,500,000	0*
Diamond Fields International Ltd.	288,000	184,922*
Diamond Fields International Ltd. (RS)	512,000	312,512*
Diamonds North Resources Ltd.	1,850,000	1,559,974*+
Diamonds North Resources Ltd., Warrants (March 2005)	300,000	67,304*
JML Resources Ltd.	73,400	11,924*
Metalex Ventures Ltd. (RS)	70,000	120,895*
SouthernEra Resources Ltd. (RS)	200,000	829,304*
SouthernEra Resources Ltd., Warrants (November 2008) (RS)	100,000	92,833*
Superior Diamonds, Inc.	60,000	35,276*
		6,338,179
Diamonds & Gold Retail 0.35%		
Tiffany & Co.	22,500	1,017,000
Financial Services 0.38%		
GMP Capital Corp.	85,000	1,096,817*
Gold/Mineral Exploration & Development 25.45%		
African Minerals, Special Warrants (RS)	112,500	675,000*
Amarc Resources Ltd., Units (RS)	454,545	354,100*
American Gold Capital Corp.	232,500	467,644*
AMT International Mining Corp.	1,000,000	13,151*
Anooraq Resources Corp.	2,000,000	3,434,804*+
Anooraq Resources Corp., Units (RS)	650,000	1,060,496*+
Apac Minerals, Inc.	740,000	395,003*
Apac Minerals, Inc., Warrants (March 2004)	300,000	27,850*
Atikwa Minerals Corp.	1,333,333	144,406*+
Atikwa Minerals Corp., Warrants (July 2005)	1,333,333	0*
BacTech Enviromet Corp.	100,000	77,360*
Bendigo Mining NL	2,000,000	301,120*
Bolivar Gold Corp.	4,105,000	6,859,397*+
Bolivar Gold Corp., Warrants (April 2004)	250,000	371,330*
Bolivar Gold Corp., Warrants (March 2008)	720,000	707,384*
Bolivar Gold Corp., Warrants (August 2008)	1,250,000	870,305*

See notes to portfolios of investments and notes to financial statements.

Portfolio of Investments (unaudited)   December 31, 2003

COMMON STOCKS AND WARRANTS	Shares	Value
Gold/Mineral Exploration & Development (Cont'd)		
Caledon Resources Corp. plc	5,700,000	$ 1,422,954*
Candente Resource Corp.	10,000	8,896*
Candente Resource Corp. (RS)	190,000	160,581*
Candente Resource Corp., Warrants (June 2005) (RS)	95,000	0*
Canyon Resources Corp.	400,000	1,516,000*
Chesapeake Gold Corp.	250,000	831,625*
Chilean Gold Ltd. (RS)	500,000	0*
Coeur d' Alene Mines Corp.	100,000	578,000*
Continental Precious Minerals, Inc.	200,000	51,058*
Corona Gold Ltd.	812,500	6,116*
Dumont Nickel, Inc. (RS)	1,500,000	650,408*
Dumont Nickel, Inc., Warrants (April 2004) (RS)	750,000	193,208*
Dynatec Corp.	480,000	653,541*
ECU Silver Mining, Inc.	900,000	187,986*
European Minerals Corp., Units (RS)	800,000	760,000*
Farallon Resources Ltd.	1,040,000	579,275*
Farallon Resources Ltd., Warrants (April 2004)	900,000	222,798*
First Point Minerals Corp.	1,000,000	263,026*
First Point Minerals Corp., Warrants (May 2004)	100,000	0*
Gabriel Resources Ltd.	350,000	1,326,732*
Gallery Gold Ltd.	900,000	203,256*
Glencairn Gold Corp.	200,000	162,457*
Glencairn Gold Corp. (RS)	1,200,000	926,005*
Glencairn Gold Corp., Units (RS)	1,200,000	974,742*
Glencairn Gold Corp., Warrants (February 2005) (RS)	600,000	176,382*
Gold Reserve, Inc.	200,000	974,742*
Gold Summit Corp.	200,000	69,624*
Gold Summit Corp., Warrants (April 2004)	100,000	0*
Great Basin Gold Ltd.	1,000,000	2,630,256*
Great Basin Gold Ltd., Warrants (January 2004)	300,000	371,330*
Herald Resources Ltd.	1,625,000	929,708*
High River Gold Mines Ltd.	1,000,000	1,508,529*
Inca Pacific Resources, Inc.	100,000	18,566*
Inca Pacific Resources, Inc. (RS)	900,000	158,744*
Inca Pacific Resources, Inc., Warrants (November 2006) (RS)	900,000	0*
International Uranium Corp.	800,000	984,025*
Ivanhoe Mines Ltd.	375,000	2,988,048*
Ivanhoe Mines Ltd.	50,000	398,000*
MAG Silver Corp.	25,000	44,869*
Metallic Ventures, Inc.	100,000	591,808*
Metallica Resources, Inc.	100,000	170,967*
Metallica Resources, Inc., Units (RS)	950,000	1,822,612*
Minefinders Corporation Ltd.	250,000	2,050,052*
Moss Lake Gold Mines Ltd.	2,250,000	417,746*+
Navigator Exploration Corp.	1,554,500	505,079*+
Nevada Pacific Gold Ltd.	239,730	213,275*+

See notes to portfolios of investments and notes to financial statements.

Portfolio of Investments (unaudited)   December 31, 2003

COMMON STOCKS AND WARRANTS	Shares	Value
Gold/Mineral Exploration & Development (Cont'd)		
Nevada Pacific Gold Ltd. (RS)	2,270,270	$ 1,918,748*+
Nevada Pacific Gold Ltd., Warrants (April 2004) (RS)	1,135,135	583,967*
New Bullet Group, Inc., Units (RS)	425,000	143,678*
New Sleeper Gold Corp. (RS)	300,000	232,081*
Northcott Gold, Inc., Special Warrants (RS)	4,000,000	1,250,145*
Odyssey Resources Ltd.	1,000,000	293,970*
Odyssey Resources Ltd., Warrants (April 2004)	1,000,000	100,569*
Olympus Pacific Minerals, Inc. (RS)	1,000,000	360,113*
Olympus Pacific Minerals, Inc., Warrants (March 2004) (RS)	500,000	33,265*
Orezone Resources, Inc.	1,000,000	982,478*
Pacific North West Capital Corp.	693,966	526,118*
Pacific North West Capital Corp., Warrants (August 2004)	333,333	97,990*
Pacific Rim Mining Corp.	2,500,000	2,750,145*
Planet Exploration, Inc. (RS)	300,000	357,173*
Planet Exploration, Inc., Warrants (December 2005) (RS)	300,000	0*
QGX Ltd.	325,000	1,508,529*
Radius Explorations Ltd.	600,000	686,961*
Red Back Mining NL	640,569	356,843*
Rio Narcea Gold Mines Ltd.	2,550,000	7,890,767*
Rio Narcea Gold Mines Ltd., Warrants (September 2008)	537,500	498,975*
Rockwell Ventures, Inc.	1,100,000	119,135*
Romarco Minerals, Inc.	2,150,000	640,351*+
Rubicon Minerals Corp.	200,000	221,251*
Rubicon Minerals Corp., Warrants (February 2005)	100,000	13,925*
SKN Resources Ltd.	8,500	31,892*
Solitario Resources Corp.	230,000	311,376*
Southern African Resources plc	8,300,000	2,479,024*
Southwestern Resources Corp.	10,000	308,668*
St. Andrew Goldfields Ltd.	2,050,000	412,331*
St. Andrew Goldfields Ltd., Warrants (December 2004)	1,000,000	0*
Stingray Resources, Inc., Units (RS)	300,000	306,580*+
Stratagold Corp.	625,000	203,071*
Stratagold Corp., Warrants (April 2004)	312,500	0*
Strongbow Resources, Inc.	500,000	243,685*
TVI Pacific, Inc.	1,000,000	166,325*
TVI Pacific, Inc., Units (RS)	2,371,428	610,904*
U.S. Gold Corp.	800,000	656,000*
Verena Minerals Corp., Units (RS)	1,000,000	157,815*
Western Exploration & Development Ltd., 144A, Special Warrants (RS)	600,000	30,000*
X-Cal Resources Ltd.	1,500,000	951,534*
X-Cal Resources Ltd., Warrants (May 2004)	1,500,000	301,706*
Yukon, Inc., Special Warrants (RS)	200,000	200,000*
		73,400,464

See notes to portfolios of investments and notes to financial statements.

Portfolio of Investments (unaudited)   December 31, 2003

COMMON STOCKS AND WARRANTS	Shares	Value
Intermediate & Junior Gold Producers 37.99%		
Agnico-Eagle Mines Ltd., Warrants (November 2007)	235,000	$ 658,000*
Apollo Gold Corp.	3,213,500	7,358,496*+
Apollo Gold Corp., Warrants (March 2004)	703,125	485,156*
Apollo Gold Corp., Warrants (December 2006)	333,500	0*
Bema Gold Corp.	2,610,000	9,732,101*
Bema Gold Corp., Warrants (October 2007)	2,826,250	7,149,528*
Cambior, Inc.	300,000	926,005*
Compania de Minas Buenaventura S.A., ADR	58,000	1,640,240
Eldorado Gold Corp.	500,000	1,566,549*
Emperor Mines Ltd.	700,000	368,872*
Glamis Gold Ltd.	300,000	5,135,961*
Goldcorp, Inc.	200,000	3,190,036
Goldcorp, Inc., Warrants (April 2007)	40,000	460,000*
Goldcorp, Inc., Warrants (May 2009)	133,500	2,478,629*
Golden Star Resources Ltd., Warrants (July 2004)	150,000	814,606*
Hecla Mining Co.	350,000	2,901,500*
IAMGOLD Corp.	1,160,000	8,094,380
Kenor ASA	1,500,000	1,120,427*
Kinross Gold Corp., Warrants (December 2007)	2,721,000	2,483,874*
Miramar Mining Corp.	650,000	1,684,524*
Northern Orion Resources, Inc.	5,267,900	12,551,837*+
Northern Orion Resources, Inc., Warrants (March 2005)	2,000,000	275,403*
Northern Orion Resources, Inc., Warrants (May 2008)	1,964,200	2,461,613*
Northgate Exploration Ltd.	2,000,000	4,131,049*
Northgate Exploration Ltd., Warrants (December 2006)	3,119,500	1,942,124*
Queenstake Resources Ltd.	1,300,000	744,208*
Randgold Resources Ltd., ADR	132,500	3,617,250*
Resolute Mining Ltd.	1,000,000	978,640*
Resolute Mining Ltd., Warrants (June 2005)	278,333	113,146*
Sino Gold Ltd.	530,000	1,157,054*
Troy Resources NL	208,800	275,073
Wheaton River Minerals Ltd.	5,145,000	15,403,357*
Wheaton River Minerals Ltd., Warrants (May 2007)	3,299,800	5,886,388*
Wheaton River Minerals Ltd., Warrants (August 2008)	900,000	1,288,052*
Yamana Gold, Inc.	150,000	359,726*
Yamana Gold, Inc., Warrants (July 2008)	75,000	136,348*
		109,570,152
Investment Trusts 0.04%		
Gold Bullion Ltd.	2,000	84,253*
Royal Gold, Inc.	2,000	41,860
		126,113

See notes to portfolios of investments and notes to financial statements.

Portfolio of Investments (unaudited)   December 31, 2003

COMMON STOCKS AND WARRANTS	Shares	Value
Merchant Banking 1.56%		
Endeavour Mining Capital Corp.	808,000	$ 2,550,296*+
Endeavour Mining Capital Corp. (RS)	614,000	1,937,972*+
Endeavour Mining Capital Corp., Warrants (April 2004) (RS)	307,000	0*
		4,488,268
Metal & Mineral Mining 7.89%		
AfriOre Ltd. (RS)	1,000,000	690,829*
AfriOre Ltd., Warrants (March 2005) (RS)	500,000	51,445*
Amerigo Resources Ltd.	1,235,000	1,910,803*+
Amerigo Resources Ltd., Warrants (April 2004)	500,000	696,244*
Amerigo Resources Ltd., Warrants (June 2005)	537,500	561,347*
Aquarius Platinum Ltd.	50,000	297,356
Aquarius Platinum Ltd. (RS)	60,045	271,392*
Arizona Star Resource Corp.	100,000	394,538*
Breakwater Resources Ltd. (RS)	1,000,000	470,352*
Campbell Resources, Inc.	50,000	36,359*
Corriente Resources, Inc.	440,000	1,123,274*
FNX Mining Co., Inc.	275,000	1,855,104*
Jiangxi Copper Co., Ltd.	4,000,000	2,189,663
North American Tungsten Corp., Ltd.	900,000	73,106*
Northern Dynasty Minerals Ltd.	500,000	2,224,113*
Oriel Resources plc (RS)	1,000,000	267,472*
Osmium Holdings S.A. (RS)	891	89,100*
Pan American Silver Corp., Warrants (February 2008)	263,000	1,888,090*
Perilya Ltd.	100,000	91,842*
South Atlantic Ventures Ltd.	650,000	2,828,492*+
South Atlantic Ventures Ltd., Warrants (December 2004)	75,000	195,819*
Tahera Corporation	800,000	176,382*
Taseko Mines Ltd.	2,500,000	4,158,125*
Trend Mining Co.	100,000	29,000*
UGL Enterprises Ltd., Units (RS)	200,000	126,407*+
Zimasco Consolidated Enterprises Ltd. (RS)	192,500	42,350
		22,739,004
Oil & Gas Extraction 0.86%		
BlackRock Ventures, Inc.	500,000	1,605,230*
Choice Resources Corp.	321,500	189,023*
Choice Resources Corp., Special Warrants (RS)	250,000	148,919*
Galaxy Energy Corp.	135,000	352,350*
Ivanhoe Energy, Inc.	50,000	187,599*
		2,483,121

See notes to portfolios of investments and notes to financial statements.

WORLD PRECIOUS MINERALS FUND

Portfolio of Investments (unaudited) December 31, 2003

COMMON STOCKS AND WARRANTS	Shares	Value
Senior Gold Producers 9.54%		
Ashanti Goldfields Co. Ltd., GDR	65,000	$ 847,600*
Ashanti Goldfields Co. Ltd., Warrants (April 2004)	146,667	1,472,537*
Ashanti Goldfields Co. Ltd., Warrants (October 2004)	146,667	1,472,537*
Ashanti Goldfields Co. Ltd., Warrants (April 2005)	146,666	1,472,527*
Freeport-McMoRan Copper & Gold, Inc., Class B	72,575	3,057,585
Newmont Mining Corp.	170,000	8,263,700
Placer Dome, Inc.	610,000	10,925,100
		27,511,586

Total Common Stocks and Warrants		251,264,520
(cost $143,573,724)		

CONVERTIBLE DEBENTURES 0.22%	Principal Amount	
Gold/Mineral Exploration & Development 0.22%		
Bolivar Gold Corp. (RS)	$ 750,000	417,746*
St. Andrew Goldfields Ltd.	150,000	224,345*
		642,091

Total Convertible Debentures		642,091
(cost $670,587)		

PREFERRED STOCK 0.40%	Shares	
Senior Gold Producer 0.40%		
Freeport-McMoRan Copper & Gold, Inc., Depositary Shares representing 0.05 shares of Gold-Denominated Preferred Stock (cost $953,085)	26,500	1,147,450

PURCHASED OPTIONS 0.58%	Contracts	
Senior Gold Producers 0.58%		
Barrick Gold Corp., Strike Price 25, Call, Expiration Jan. 2005 (premium $339,593)	2,600	572,000*
Philadelphia Stock Exchange Gold & Silver Index, Strike Price 75, Put, Expiration Mar. 2004 (premium $298,000)	4,000	50,000*

See notes to portfolios of investments and notes to financial statements.

Portfolio of Investments (unaudited)   December 31, 2003

PURCHASED OPTIONS	Contracts	Value
Senior Gold Producers (Cont'd)		
Placer Dome, Inc., Strike Price 15, Call, Expiration Jan. 2005 (premium $332,403)	2,600	$ 1,066,000*
		1,688,000
Total Purchased Options		1,688,000
(cost $969,996)		
Total Securities		254,742,061

REPURCHASE AGREEMENT 10.57%	Principal Amount	
Joint Tri-Party Repurchase Agreement, Credit Suisse First Boston, 12/31/03, 0.85%, due 01/02/04, repurchase price $30,480,527, collateralized by U.S. Treasury securities held in a joint tri-party repurchase account (cost $30,479,088)	$ 30,479,088	30,479,088
Total Investments 98.89%		285,221,149
(cost $176,646,480)		
Other assets and liabilities, net 1.11%		3,199,637
NET ASSETS 100%		**$288,420,786**

See notes to portfolios of investments and notes to financial statements.

GOLD SHARES FUND

Portfolio of Investments (unaudited)   December 31, 2003

COMMON STOCKS AND WARRANTS 80.27%	Shares	Value
Diamond Mining & Exploration 1.05%		
Aber Diamond Corp.	22,000	$ 800,077*
Diamond Fields International Ltd. (RS)	176,000	107,426*
		907,503
Diamonds & Gold Retail 0.39%		
Tiffany & Co.	7,500	339,000
Financial Services 0.15%		
GMP Capital Corp.	10,000	129,037*
Gold Mining 73.53%		
Agnico-Eagle Mines Ltd., Warrants (November 2007)	100,000	280,000*
Apollo Gold Corp.	1,450,000	3,320,311*+
Apollo Gold Corp., Warrants (March 2004)	312,500	215,625*
Apollo Gold Corp., Warrants (December 2006)	166,500	0*
Ashanti Goldfields Co. Ltd., GDR	35,000	456,400*
Ashanti Goldfields Co. Ltd., Warrants (April 2004)	146,668	1,472,547*
Ashanti Goldfields Co. Ltd., Warrants (October 2004)	146,666	1,472,527*
Ashanti Goldfields Co. Ltd., Warrants (April 2005)	146,666	1,472,527*
Bema Gold Corp.	1,000,000	3,728,774*
Bema Gold Corp., Warrants (October 2007)	1,501,950	3,799,463*
Cambior, Inc.	150,000	463,002*
Cambior, Inc., Warrants (August 2008)	75,000	101,536*
Compania de Minas Buenaventura S.A., ADR	18,400	520,352
Freeport-McMoRan Copper & Gold, Inc., Class B	30,875	1,300,764
Glamis Gold Ltd.	100,000	1,711,988*
Glencairn Gold Corp.	100,000	81,228*
Glencairn Gold Corp. (RS)	500,000	385,835*
Glencairn Gold Corp., Units (RS)	300,000	243,685*
Glencairn Gold Corp., Warrants (February 2005) (RS)	250,000	73,492*
Gold Fields Ltd., ADR	130,000	1,812,200
Goldcorp, Inc.	130,000	2,073,523
Goldcorp, Inc., Warrants (April 2007)	21,000	241,500*
Goldcorp, Inc., Warrants (May 2009)	83,500	1,550,304*
Harmony Gold Mining Co. Ltd., ADR	100,000	1,623,000
Hecla Mining Co.	100,000	829,000
IAMGOLD Corp.	380,000	2,651,610
Ivanhoe Mines Ltd.	180,000	1,434,263*
Kenor ASA	750,000	560,214*
Kinross Gold Corp., Warrants (December 2007)	1,413,000	1,289,862*
Newmont Mining Corp.	60,000	2,916,600
Northern Orion Resources, Inc.	1,190,000	2,835,416*
Northern Orion Resources, Inc., Warrants (May 2008)	720,000	902,332*
Northgate Exploration Ltd.	1,000,000	2,065,524*

See notes to portfolios of investments and notes to financial statements.

83

Portfolio of Investments (unaudited)   December 31, 2003

COMMON STOCKS AND WARRANTS	Shares	Value
Gold Mining (Cont'd)		
Northgate Exploration Ltd., Warrants (December 2006)	1,039,000	$ 643,427*
Pacific Rim Mining Corp.	400,000	440,025*
Placer Dome, Inc.	200,000	3,581,978
Queenstake Resources Ltd.	600,000	343,480*
Randgold Resources Ltd., ADR	62,500	1,706,250*
Rio Narcea Gold Mines Ltd.	825,000	2,552,895*
Rio Narcea Gold Mines Ltd., Warrants (September 2008)	150,000	139,249*
Sino Gold Ltd.	150,000	327,468*
Wheaton River Minerals Ltd.	1,600,000	4,790,160*
Wheaton River Minerals Ltd., Warrants (May 2007)	1,947,000	3,360,886*
Wheaton River Minerals Ltd., Warrants (August 2008)	700,000	1,250,919*
Yamana Gold, Inc.	75,000	179,863*
Yamana Gold, Inc., Warrants (July 2008)	37,500	68,174*
		63,270,178
Investment Trust 0.05%		
Gold Bullion Ltd.	1,000	42,127*
Merchant Banking 2.09%		
Endeavour Mining Capital Corp.	324,000	1,022,644*
Endeavour Mining Capital Corp. (RS)	245,000	773,295*
Endeavour Mining Capital Corp., Warrants (April 2004) (RS)	122,500	0*
		1,795,939
Metal & Mineral Mining 3.01%		
Impala Platinum Holdings Ltd.	7,500	650,701
Inco Ltd.	12,500	497,750*
Pan American Silver Corp., Warrants (February 2008)	122,000	875,844*
South Atlantic Ventures Ltd.	100,000	435,153*
South Atlantic Ventures Ltd., Warrants (December 2004)	50,000	130,546*
		2,589,994

Total Common Stocks and Warrants		69,073,778
(cost $35,147,410)		

PREFERRED STOCK 0.63%

Gold Mining 0.63%

Freeport-McMoRan Copper & Gold, Inc., Depositary Shares representing 0.05 shares of Gold-Denominated Preferred Stock (cost $449,618)	12,500	541,250

See notes to portfolios of investments and notes to financial statements.

GOLD SHARES FUND

Portfolio of Investments (unaudited)   December 31, 2003

PURCHASED OPTIONS 1.04%	Contracts	Value
Gold Mining 1.04%		
Barrick Gold Corp., Strike Price 25, Call, Expiration Jan. 2005		
(premium $182,857)	1,400	$ 308,000
Philadelphia Stock Exchange Gold & Silver Index, Strike Price 75, Put,		
Expiration Mar. 2004 (premium $178,987)	1,250	15,625
Placer Dome, Inc., Strike Price 15, Call, Expiration Jan. 2005		
(premium $93,750)	1,400	574,000
		897,625
Total Purchased Options		897,625
(cost $455,594)		
Total Securities		70,512,653

REPURCHASE AGREEMENT 16.33%	Principal Amount	
Joint Tri-Party Repurchase Agreement, Credit Suisse First Boston,		
12/31/03 0.85%, due 01/02/04, repurchase price $14,049,869,		
collateralized by U.S. Treasury securities held in a joint tri-party		
repurchase account (cost $14,049,206)	$ 14,049,206	14,049,206
Total Investments 98.27%		84,561,859
(cost $50,101,828)		
Other assets and liabilities, net 1.73%		1,485,484
NET ASSETS 100%		**$86,047,343**

See notes to portfolios of investments and notes to financial statements.

Legend

*	Non-income producing security	GO	General Obligation Bond
+	Affiliated company (see following)	RS	Restricted Security (see following)
ADR	American Depositary Receipt	SPDR	Standard & Poor's Depositary Receipt
GDR	Global Depositary Receipt	ZCB	Zero Coupon Bond

General

The yields reflect the effective yield from the date of purchase.

Variable Rate Notes have periodic reset features, which effectively shorten the maturity dates and reset the interest rates as tied to various interest-bearing instruments. Rates shown are current rates at December 31, 2003.

Securities with a 144A designation are exempt from registration under Rule 144A of the Securities Act of 1933.

Joint Tri-Party Repurchase Agreements (See also Note 1 to Financial Statements)

The terms of the joint tri-party repurchase agreements and the securities held as collateral at December 31, 2003 were:

Credit Suisse First Boston repurchase agreement, 12/31/03, 0.85%, due 01/02/04:
    Total principal amount: $125,194,204; Total repurchase price: $125,200,116
    Collateral:
    $60,935,000 U.S. Treasury Note, 5.875%, 11/15/04
    $44,948,000 U.S. Treasury Bond, 3.625%, 04/15/28
      (total collateral market value, including accrued interest, of $127,698,360)

UBS Financial Services, Inc. repurchase agreement, 12/31/03, 0.84%, due 01/02/04:
    Total principal amount: $21,000,000; Total repurchase price: $21,000,980
    Collateral:
    $15,625,000 U.S. Treasury Bonds, interest rate range 5.25% - 14.00%,
      maturity date range 11/15/04 - 02/15/31
    $1,827,000 U.S. Treasury Notes, interest rate range 4.625% - 7.25%,
      maturity date range 02/15/04 - 08/15/11
        (total collateral market value, including accrued interest, of $21,425,354)

Other mutual funds managed by U.S. Global Investors, Inc. participate in the tri-party joint repurchase agreements. Each owns an undivided interest in the accounts.

Affiliated Companies - Indicated in Portfolio of Investments as ''+''

The Investment Company Act of 1940 defines affiliates as companies in which the Fund owns at least 5% of the outstanding voting securities. The following is a summary of transactions with each affiliated company during the six-month period ended December 31, 2003.

Shares of Affiliated Companies

China Region Opportunity Fund	June 30, 2003	Additions	Reductions	December 31, 2003
Asia Broadband, Inc.	1,500,000	—	—	1,500,000(a)
Capital Alliance Group Inc.	1,200,000	873,332	(400,000)	1,673,332
Lingo Media, Inc.	1,056,800	—	—	1,056,800

At December 31, 2003, the value of investments in affiliated companies was $1,340,274, representing 2.50% of net assets, and the total cost was $802,511. Net realized gains on transactions were $149,499, and there was no income earned for the period.

Shares of Affiliated Companies

Global Resources Fund	June 30, 2003	Additions	Reductions	December 31, 2003
Adobe Ventures, Inc.	—	1,000,000	—	1,000,000
China Broadband Corp.	—	2,259,800	—	2,259,800

At December 31, 2003, the value of investments in affiliated companies was $2,456,353, representing 1.14% of net assets, and the total cost was $1,067,012. There was no net realized gains/losses on transactions and there was no income earned for the period.

Shares of Affiliated Companies

World Precious Minerals Fund	June 30, 2003	Additions	Reductions	December 31, 2003
Amerigo Resources Ltd.	1,225,000	60,000	(50,000)	1,235,000(a)
Anooraq Resources Corp.	1,750,000	1,450,000	(550,000)	2,650,000
Apollo Gold Corp.	4,050,400	138,500	(975,400)	3,213,500(a)
Atikwa Minerals Corp.	—	1,333,333	—	1,333,333(b)
Bolivar Gold Corp.	1,695,000	2,909,400	(499,400)	4,105,000(a)
Diamonds North Resources Ltd.	1,300,000	550,000	—	1,850,000
Endeavour Mining Capital Corp.	662,000	1,309,000	(549,000)	1,422,000
First Step Ventures Corp.	1,333,333	—	(1,333,333)	—(a)(b)
Moss Lake Gold Mines Ltd.	2,250,000	—	—	2,250,000
Navigator Exploration Corp.	1,554,500	—	—	1,554,500(a)
Nevada Pacific Gold Ltd.	—	2,510,000	—	2,510,000
Northern Orion Resources, Inc.	2,460,000	3,007,900	(200,000)	5,267,900(a)
Romarco Minerals, Inc.	2,173,500	—	(23,500)	2,150,000
South Atlantic Ventures Ltd.	300,000	398,900	(48,900)	650,000
Stingray Resources, Inc.	—	300,000	—	300,000
Stockgroup Information Systems, Inc.	2,000,000	—	(1,000,000)	1,000,000(a)
UGL Enterprises Ltd.	—	200,000	—	200,000

At December 31, 2003, the value of investments in affiliated companies was $17,139,547, representing 5.94% of net assets, and the total cost was $9,696,049. Net realized gains on transactions were $2,538,795 and there was no income earned for the period.

Shares of Affiliated Companies

Gold Shares Fund

	June 30, 2003	Additions	Reductions	December 31, 2003
Apollo Gold Corp.	2,064,500	17,500	(632,000)	1,450,000(a)

At December 31, 2003, there were no investments in affiliated companies. Net realized gains on transactions were $743,645, and there was no income earned for the period.

(a) At December 31, 2003, the company is no longer defined as an affiliate, although it was an affiliated company during the period.

(b) During the period, shares of First Step Ventures Corp. were converted to shares of Atikwa Minerals Corp.

Restricted Securities - Indicated in Portfolio of Investments as "RS"

The following securities are subject to legal restrictions on their resale. The issuer bears the cost of registration, if any, involved in the disposition of these securities. Many of the securities listed below were acquired in non-U.S. private placements with a regulatory four-month hold period from closing date.

SECURITY	Acquisition Date	Cost per Share
China Region Opportunity Fund		
Common Stocks and Warrants		
Apac Minerals, Inc.	10/31/03	$1.14
Apac Minerals, Inc., Warrants (March 2004)	10/31/03	$0.00
China NetTV Holdings, Inc.	10/06/03	$0.04
China NetTV Holdings, Inc., Warrants (September 2006)	10/06/03	$0.02
Entrée Gold, Inc., Units	10/16/03	$0.76
Olympus Pacific Minerals	09/18/03	$0.22
Olympus Pacific Minerals, Warrants (March 2004)	09/18/03	$0.00
Oriel Resources plc	12/16/03	$0.26
Silk Road Resources Ltd., Special Warrants	12/15/03	$0.76
TVI Pacific, Inc., Units	10/24/03	$0.05

At December 31, 2003, the total cost of restricted securities was $662,815, and the total value was $1,615,508, representing 3.02% of net assets.

SECURITY	Acquisition Date	Cost per Share
Global Resources Fund		
Common Stocks and Warrants		
Adobe Ventures, Inc.	12/05/03	$0.40
African Minerals, Special Warrants	07/09/03	$6.00
Anooraq Resources Corp., Units	12/22/03	$1.58
Apac Minerals, Inc.	10/31/03	$1.14
Apac Minerals, Inc., Warrants (March 2004)	10/31/03	$0.00
Aquarius Platinum Ltd.	03/05/03	$5.68
Breakwater Resources Ltd.	09/23/03	$0.26
China NetTV Holdings, Inc.	10/06/03	$0.04
China NetTV Holdings, Inc., Warrants (September 2005)	10/06/03	$0.02
Choice Resources Corp., Special Warrants	12/20/02	$0.32
Diamond Fields International Ltd.	11/04/03	$0.45

SECURITY	Acquisition Date	Cost per Share
Global Resources Fund (Cont'd)		
Dumont Nickle, Inc.	09/29/03	$0.12
Dumont Nickle, Inc., Warrants (April 2004)	09/29/03	$0.00
Eastshore Energy Ltd., Class A	11/17/03	$1.71
Endeavour Mining Capital Corp.	10/27/03	$2.63
Endeavour Mining Capital Corp., Warrants (November 2008)	10/27/03	$0.00
Endev Energy, Inc.	08/27/03	$1.28
Entrée Gold, Inc., Units	10/16/03	$0.76
European Minerals Corp., Units	12/24/03	$0.80
Glencairn Gold Corp.	09/09/03	$0.29
Glencairn Gold Corp., Units	11/18/03	$0.65
Glencairn Gold Corp., Warrants (February 2005)	09/09/03	$0.09
Hawk Energy Corp., Special Warrants	10/16/03	$1.52
Kensington Energy Ltd.	11/06/03	$0.94
Metalex Ventures Ltd.	11/25/03	$2.36
Metallica Resources, Inc., Units	12/01/03	$1.69
Mustang Resources, Inc.	12/05/03	$3.37
Nevada Pacific Gold Ltd.	08/28/03	$0.25
Nevada Pacific Gold Ltd., Warrants (April 2004)	08/28/03	$0.03
New Sleeper Gold Corp.	12/29/03	$0.76
Olympus Pacific Minerals, Inc.	09/18/03	$0.22
Olympus Pacific Minerals, Inc., Warrants (March 2004)	09/18/03	$0.00
Oriel Resources plc	12/16/03	$0.26
Osmium Holdings S.A.	10/22/96-01/29/98	$987.07
Planet Exploration, Inc.	12/09/03	$1.07
Planet Exploration, Inc., Warrants (December 2005)	12/09/03	$0.00
Silk Road Resources Ltd., Special Warrants	12/15/03	$0.76
SouthernEra Resources Ltd.	10/29/03	$4.89
SouthernEra Resources Ltd., Warrants (November 2008)	10/29/03	$0.00
Stingray Resources, Inc., Units	12/15/03	$0.76
Taseko Mines Ltd., Units	12/05/03	$0.46
TVI Pacific, Inc., Units	10/24/03	$0.05
UGL Enterprises Ltd., Units	12/09/03	$0.46
Zimasco Consolidated Enterprises Ltd.	06/15/95-09/30/99	$3.73
Convertible Debentures		
Bolivar Gold Corp.	11/21/03	$0.77
Catalina Energy Corp.	12/06/02	$0.64

At December 31, 2003, the total cost of restricted securities was $5,912,863, and the total value was $10,176,157, representing 4.73% of net assets.

World Precious Minerals Fund		
Common Stocks and Warrants		
African Minerals, Special Warrants	07/09/03	$6.00
AfriOre Ltd.	09/11/03	$0.46
AfriOre Ltd., Warrants (March 2005)	09/11/03	$0.03
Amarc Resources Ltd., Units	12/19/03	$0.41
Anooraq Resources Corp., Units	12/22/03	$1.58

SECURITY	Acquisition Date	Cost per Share
World Precious Minerals Fund (Cont'd)		
Aquarius Platinum Ltd.	03/05/03	$5.68
Breakwater Resources Ltd.	09/23/03	$0.26
Candente Resources Corp.	12/05/03	$0.80
Candente Resources Corp., Warrants (June 2005)	12/05/03	$0.00
Chilean Gold Ltd.	01/17/97	$1.10
Choice Resources Corp., Special Warrants	12/20/02	$0.32
Diamond Fields International Ltd.	11/04/03	$0.45
Dumont Nickle, Inc.	09/29/03	$0.12
Dumont Nickle, Inc., Warrants (April 2004)	09/29/03	$0.00
Endeavour Mining Capital Corp.	10/27/03	$2.63
Endeavour Mining Capital Corp., Warrants (April 2004)	10/27/03	$0.00
European Minerals Corp., Units	12/24/03	$0.80
Glencairn Gold Corp.	09/09/03	$0.29
Glencairn Gold Corp., Units	11/18/03	$0.65
Glencairn Gold Corp., Warrants (February 2005)	09/09/03	$0.09
Inca Pacific Resources, Inc.	11/18/03	$0.15
Inca Pacific Resources, Inc., Warrants (November 2006)	11/18/03	$0.00
Metalex Ventures Ltd.	11/25/03	$2.36
Metallica Resources, Inc., Units	12/01/03	$1.69
Nevada Pacific Gold Ltd.	08/28/03	$0.25
Nevada Pacific Gold Ltd., Warrants (April 2004)	08/28/03	$0.03
New Bullet Group, Inc., Units	12/17/03	$0.27
New Sleeper Gold Corp.	12/29/03	$0.76
Northcott Gold, Inc., Special Warrants	10/09/03	$0.07
Olympus Pacific Minerals, Inc.	09/18/03	$0.22
Olympus Pacific Minerals, Inc., Warrants (March 2004)	09/18/03	$0.00
Oriel Resources plc	12/16/03	$0.26
Osmium Holdings S.A.	10/22/96-01/29/98	$1,280.75
Planet Exploration, Inc.	12/09/03	$1.07
Planet Exploration, Inc., Warrants (December 2005)	12/09/03	$0.00
SouthernEra Resources Ltd.	10/29/03	$4.89
SouthernEra Resources Ltd., Warrants (November 2008)	10/29/03	$0.00
Stingray Resources, Inc., Units	12/15/03	$0.76
TVI Pacific, Inc., Units	10/24/03	$0.05
UGL Enterprises Ltd., Units	12/09/03	$0.46
Verena Minerals Corp., Units	10/30/03	$0.11
Western Exploration & Development Ltd., 144A, Special Warrants	08/14/97	$0.50
Yukon, Inc., Special Warrants	10/27/03	$1.00
Zimasco Consolidated Enterprises Ltd.	06/15/95-09/30/99	$3.73
Convertible Debenture		
Bolivar Gold Corp.	11/21/03	$0.77

At December 31, 2003, the total cost of restricted securities was $16,015,352, and the total value was $19,966,275, representing 6.92% of net assets.

SECURITY	Acquisition Date	Cost per Share

Gold Shares Fund
Common Stocks and Warrants

Diamond Fields International Ltd.	11/04/03	$0.45
Endeavour Mining Capital Corp.	10/27/03	$2.63
Endeavour Mining Capital Corp., Warrants (April 2004)	10/27/03	$0.00
Glencairn Gold Corp.	09/09/03	$0.29
Glencairn Gold Corp., Units	11/18/03	$0.65
Glencairn Gold Corp., Warrants (February 2005)	09/09/03	$0.09

At December 31, 2003, the total cost of restricted securities was $1,084,760, and the total value was $1,583,733, representing 1.84% of net assets.

Statements of Assets and Liabilities (unaudited)

	U.S. Treasury Securities Cash Fund
Investments, at identified cost	$ 121,104,254
ASSETS	
Investments, at value:	
Securities	$ 70,371,648
Repurchase agreements	50,732,606
Cash	—
Receivables:	
Investments sold	45,427,228
Interest	417,906
Capital shares sold	5,976,061
From adviser	—
Other assets	50,608
Total Assets	172,976,057
LIABILITIES	
Payables:	
Investments purchased	50,732,606
Capital shares redeemed	814,422
Adviser and affiliates	71,726
Dividends and distributions	10,118
Accounts payable and accrued expenses	66,278
Due to custodian	—
Total Liabilities	51,695,150
Net Assets	**$121,280,907**
NET ASSETS CONSIST OF:	
Paid-in capital	$ 121,304,499
Accumulated undistributed net investment income (loss)	(5,120)
Accumulated net realized loss on investments	(18,472)
Net unrealized appreciation of investments	—
Net assets applicable to capital shares outstanding	$ 121,280,907
Capital shares outstanding, an unlimited number of no par shares authorized	121,354,047
Net Asset Value, Public Offering Price, Redemption Price, per share	**$ 1.00**

See accompanying notes to financial statements.

December 31, 2003

	U.S. Government Securities Savings Fund	Near-Term Tax Free Fund	Tax Free Fund
	$ 476,949,478	$ 19,019,664	$ 41,642,693
	$ 476,949,478	$ 18,834,829	$ 42,843,086
	—	687,492	266,123
	—	—	451,711
	69,685,000	678,511	279,421
	1,292,162	259,269	536,265
	723,169	19,244	2,131
	—	3,550	—
	20,911	897	1,570
	548,670,720	20,483,792	44,380,307
	68,681,845	687,492	717,834
	1,726,086	10,263	15,429
	146,523	—	16,736
	276,919	49,835	135,792
	97,301	29,876	32,943
	1,268	—	—
	70,929,942	777,466	918,734
	$477,740,778	**$19,706,326**	**$43,461,573**
	$ 478,436,335	$ 19,324,721	$ 42,384,928
	404,082	11,734	24,749
	(1,099,639)	(132,786)	(414,620)
	—	502,657	1,466,516
	$ 477,740,778	$ 19,706,326	$ 43,461,573
	477,987,428	1,779,793	3,481,561
	$ 1.00	$ 11.07	$ 12.48

Statements of Assets and Liabilities (unaudited)

	All American Equity Fund	China Region Opportunity Fund
Investments, at identified cost	$ 16,640,505	$ 43,069,349
ASSETS		
Investments, at value:		
Securities of unaffiliated issuers	$ 19,520,020	$ 45,420,033
Securities of affiliated issuers	—	1,340,274
Repurchase agreements	682,534	6,429,200
Cash	15,150	—
Foreign currencies (cost $0, $13,566, $418,200, $0, $282,859)	—	12,049
Receivables:		
Investments sold	1,530,803	6,110,015
Dividends	21,582	70,324
Interest	32	1,391
Capital shares sold	8,467	1,053,485
Unrealized appreciation on foreign currency exchange contracts - Note 1 G	—	—
Other assets	593	368
Total Assets	21,779,181	60,437,139
LIABILITIES		
Payables:		
Investments purchased	1,072,287	6,664,221
Capital shares redeemed	20,338	17,221
Adviser and affiliates	14,754	58,301
Accounts payable and accrued expenses	42,129	22,417
Due to custodian	—	131,490
Unrealized depreciation on foreign currency exchange contracts - Note 1 G	—	—
Total Liabilities	1,149,508	6,893,650
Net Assets	**$20,629,673**	**$53,543,489**
NET ASSETS CONSIST OF:		
Paid-in capital	$ 20,292,782	$ 59,416,291
Accumulated net investment loss	(43,546)	(473,077)
Accumulated net realized loss on investments and foreign currencies	(3,181,625)	(15,515,471)
Net unrealized appreciation of investments and other assets and liabilities denominated in foreign currencies	3,562,062	10,115,746
Net assets applicable to capital shares outstanding	$ 20,629,673	$ 53,543,489
Capital shares outstanding, an unlimited number of no par shares authorized	905,837	8,158,276
Net Asset Value, Public Offering Price, Redemption Price, per share	**$ 22.77**	**$ 6.56**

See accompanying notes to financial statements.

Global Resources Fund	World Precious Minerals Fund	Gold Shares Fund
$ 187,045,522	$ 176,646,480	$ 50,101,828
$ 182,680,872	$ 237,602,314	$ 70,512,653
2,456,353	17,139,747	—
36,167,512	30,479,088	14,049,206
637,233	489,235	—
421,500	—	286,762
28,154,352	35,952,991	16,577,784
329,287	47,998	15,345
2,611	10,014	663
12,572,711	5,863,400	1,194,663
18,705	5,893	—
432	3,258	1,737
263,441,568	327,593,938	102,638,813
47,758,834	34,097,921	14,964,998
158,999	4,739,680	1,352,320
164,143	271,506	61,316
21,926	29,197	67,274
—	33,918	144,321
421	930	1,241
48,104,323	39,173,152	16,591,470
$215,337,245	$288,420,786	$ 86,047,343
$ 192,730,867	$ 247,618,526	$ 181,244,578
(3,100,701)	(32,515,326)	(715,581)
(8,510,636)	(35,259,956)	(128,974,137)
34,217,715	108,577,542	34,492,483
$ 215,337,245	$ 288,420,786	$ 86,047,343
25,181,847	17,314,523	9,825,529
$ 8.55	$ 16.66	$ 8.76

Statements of Operations (unaudited)

	U.S. Treasury Securities Cash Fund
NET INVESTMENT INCOME	
Income:	
Interest and other	$ 649,458
Total Income	649,458
Expenses:	
Management fee	316,403
Transfer agent fees and expenses	122,315
Accounting service fees and expenses	20,219
Professional fees	22,801
Custodian fees	66,163
Shareholder reporting	39,152
Registration fees	14,562
Trustee fees and expenses	9,200
Miscellaneous	27,626
Total expenses before reductions	638,441
Expenses offset - Note 1 J	(6)
Expenses reimbursed - Note 2	(28,023)
Net Expenses	610,412
Net Investment Income	**39,046**
NET REALIZED AND UNREALIZED LOSS ON INVESTMENTS	
Net realized loss from securities	—
Net change in unrealized depreciation of investments	—
Net Realized and Unrealized Loss on Investments	**—**
Net Increase In Net Assets Resulting From Operations	**$39,046**

See accompanying notes to financial statements.

	U.S. Government Securities Savings Fund	Near-Term Tax Free Fund	Tax Free Fund
	$ 2,669,088	$ 339,393	$ 986,956
	2,669,088	339,393	986,956
	1,115,279	53,567	186,582
	263,138	7,848	10,452
	34,093	20,219	20,219
	25,310	17,091	17,275
	48,624	7,617	9,553
	68,097	2,460	3,140
	23,787	8,835	7,687
	9,200	9,200	9,200
	60,839	2,172	3,268
	1,648,367	129,009	267,376
	—	(5)	(41)
	(499,582)	(80,795)	(93,192)
	1,148,785	48,209	174,143
	1,520,303	**291,184**	**812,813**
	(2,426)	(55,742)	(76,361)
	—	(128,069)	(704,881)
	(2,426)	**(183,811)**	**(781,242)**
	$1,517,877	**$107,373**	**$ 31,571**

97

Statements of Operations (unaudited)

	All American Equity Fund	China Region Opportunity Fund
NET INVESTMENT INCOME		
Income:		
Dividends	$ 125,587	$ 207,293
Foreign taxes withheld on dividends	(3,961)	(4,567)
Net dividends	121,626	202,726
Interest and other (net of foreign taxes withheld $0, $871, $0, $0, $0)	4,138	21,736
Total Income	125,764	224,462
Expenses:		
Management fee	72,562	168,958
Transfer agent fees and expenses	52,700	29,791
Accounting service fees and expenses	20,219	21,393
Professional fees	29,007	23,957
Custodian fees	13,199	29,755
Shareholder reporting	13,948	9,076
Registration fees	6,957	6,180
Trustee fees and expenses	9,200	9,200
Miscellaneous	7,323	6,290
Total expenses before reductions	225,115	304,600
Expenses offset - Note 1 J	(38)	(89)
Expenses reimbursed - Note 2	(55,767)	—
Net Expenses	169,310	304,511
Net Investment Income (Loss)	**(43,546)**	**(80,049)**
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS		
Realized gain (loss) from:		
Securities	490,800	371,119
Foreign currency transactions	(257)	(7,995)
Net realized gain	490,543	363,124
Net change in unrealized appreciation (depreciation) of:		
Investments	2,901,771	11,079,379
Other assets and liabilities denominated in foreign currencies	13	(4,414)
Net unrealized appreciation	2,901,784	11,074,965
Net Realized and Unrealized Gain on Investments	**3,392,327**	**11,438,089**
Net Increase In Net Assets Resulting From Operations	**$3,348,781**	**$11,358,040**

See accompanying notes to financial statements.

For the Six Months Ended December 31, 2003

	Global Resources Fund	World Precious Minerals Fund	Gold Shares Fund
	$ 728,977	$ 225,330	$ 164,423
	(87,155)	(12,985)	(7,015)
	641,822	212,345	157,408
	55,101	121,573	30,748
	696,923	333,918	188,156
	311,362	902,103	241,200
	34,654	128,236	167,650
	25,495	44,105	27,800
	40,901	62,820	45,054
	35,569	83,268	43,505
	11,735	36,076	60,581
	6,277	11,160	11,125
	9,200	9,200	9,200
	8,843	24,512	21,462
	484,036	1,301,480	627,577
	(171)	(359)	(89)
	—	—	—
	483,865	1,301,121	627,488
	213,058	**(967,203)**	**(439,332)**
	613,935	12,543,141	7,655,710
	(167,662)	(232,097)	(6,608)
	446,273	12,311,044	7,649,102
	30,818,707	99,558,815	25,039,112
	(40,556)	3,214	31,889
	30,778,151	99,562,029	25,071,001
	31,224,424	**111,873,073**	**32,720,103**
	$31,437,482	**$110,905,870**	**$32,280,771**

Statements of Changes in Net Assets

	U.S. Treasury Securities Cash Fund	
	Six Months Ended December 31, 2003 (unaudited)	Year Ended June 30, 2003
INCREASE (DECREASE) IN NET ASSETS		
From operations:		
Net investment income	$ 39,046	$ 680,359
Net realized gain (loss)	—	(285)
Net unrealized appreciation (depreciation)	—	—
Net increase in net assets resulting from operations	39,046	680,074
Distributions to shareholders:		
From net investment income	(47,110)	(751,704)
Total distributions to shareholders	(47,110)	(751,704)
From capital share transactions:		
Proceeds from shares sold	444,964,400	863,618,552
Distributions reinvested	34,790	710,363
	444,999,190	864,328,915
Cost of shares redeemed	(447,589,497)	(875,308,077)
Net increase (decrease) in net assets from capital share transactions	(2,590,307)	(10,979,162)
NET INCREASE (DECREASE) IN NET ASSETS	**(2,598,371)**	**(11,050,792)**
NET ASSETS		
Beginning of period	123,879,278	134,930,070
End of period	**$121,280,907**	**$123,879,278**
Accumulated undistributed net investment income (loss), end of period	$ (5,120)	$ 2,944
Capital Share Activity		
Shares sold	444,964,400	863,618,552
Shares reinvested	34,790	710,363
Shares redeemed	(447,589,497)	(875,308,077)
Net share activity	(2,590,307)	(10,979,162)

See accompanying notes to financial statements.

	U.S. Government Securities Savings Fund		Near-Term Tax Free Fund	
	Six Months Ended December 31, 2003 (unaudited)	Year Ended June 30, 2003	Six Months Ended December 31, 2003 (unaudited)	Year Ended June 30, 2003
	$ 1,520,303	$ 6,615,154	$ 291,184	$ 476,265
	(2,426)	(9,319)	(55,742)	35,407
	—	—	(128,069)	395,074
	1,517,877	6,605,835	107,373	906,746
	(1,597,019)	(6,815,829)	(289,844)	(478,091)
	(1,597,019)	(6,815,829)	(289,844)	(478,091)
	154,660,309	335,896,920	5,161,055	17,450,837
	1,292,610	6,670,375	218,744	441,277
	155,952,919	342,567,295	5,379,799	17,892,114
	(207,962,246)	(504,370,898)	(7,469,789)	(6,093,639)
	(52,009,327)	(161,803,603)	(2,089,990)	11,798,475
	(52,088,469)	**(162,013,597)**	**(2,272,461)**	**12,227,130**
	529,829,247	691,842,844	21,978,787	9,751,657
	$477,740,778	**$529,829,247**	**$19,706,326**	**$21,978,787**
	$ 404,082	$ 480,798	$ 11,734	$ 10,394
	154,660,309	335,896,920	466,437	1,581,563
	1,292,610	6,670,375	19,854	40,016
	(207,962,246)	(504,370,898)	(678,924)	(551,304)
	(52,009,327)	(161,803,603)	(192,633)	1,070,275

Statements of Changes in Net Assets

	Tax Free Fund	
	Six Months Ended December 31, 2003 (unaudited)	Year Ended June 30, 2003
INCREASE (DECREASE) IN NET ASSETS		
From operations:		
Net investment income (loss)	$ 812,813	$ 1,213,285
Net realized gain (loss)	(76,361)	152,900
Net unrealized appreciation (depreciation)	(704,881)	1,440,495
Net increase (decrease) in net assets resulting from operations	31,571	2,806,680
Distributions to shareholders:		
From net investment income	(809,054)	(1,213,917)
Total distributions to shareholders	(809,054)	(1,213,917)
From capital share transactions:		
Proceeds from shares sold	12,569,039	49,605,702
Distributions reinvested	629,069	1,098,784
Paid-in capital portion of short-term trading fee	—	—
	13,198,108	50,704,486
Cost of shares redeemed	(24,241,742)	(18,712,637)
Net increase (decrease) in net assets from capital share transactions	(11,043,634)	31,991,849
NET INCREASE (DECREASE) IN NET ASSETS	**(11,821,117)**	**33,584,612**
NET ASSETS		
Beginning of period	55,282,690	21,698,078
End of period	**$ 43,461,573**	**$55,282,690**
Accumulated undistributed net investment income (loss), end of period	$ 24,749	$ 20,990
Capital Share Activity		
Shares sold	1,018,000	4,005,999
Shares reinvested	51,072	88,017
Shares redeemed	(1,957,914)	(1,505,744)
Net share activity	**(888,842)**	**2,588,272**

See accompanying notes to financial statements.

	All American Equity Fund		China Region Opportunity Fund	
	Six Months Ended December 31, 2003 (unaudited)	Year Ended June 30, 2003	Six Months Ended December 31, 2003 (unaudited)	Year Ended June 30, 2003
	$ (43,546)	$ (21,087)	$ (80,049)	$ (62,507)
	490,543	(1,452,818)	363,124	(992,220)
	2,901,784	(487,063)	11,074,965	413,867
	3,348,781	(1,960,968)	11,358,040	(640,860)
	—	—	(389,832)	—
	—	—	(389,832)	—
	2,933,554	4,900,381	45,433,814	12,455,142
	—	—	375,803	—
	975	1,748	94,107	31,567
	2,934,529	4,902,129	45,903,724	12,486,709
	(3,987,511)	(5,320,669)	(16,143,088)	(11,033,754)
	(1,052,982)	(418,540)	29,760,636	1,452,955
	2,295,799	**(2,379,508)**	**40,728,844**	**812,095**
	18,333,874	20,713,382	12,814,645	12,002,550
	$20,629,673	**$18,333,874**	**$53,543,489**	**$12,814,645**
	$ (43,546)	$ —	$ (473,077)	$ (3,196)
	143,507	276,632	7,870,387	3,269,404
	—	—	58,903	—
	(195,091)	(296,261)	(2,843,545)	(2,939,535)
	(51,584)	(19,629)	5,085,745	329,869

Statements of Changes in Net Assets

	Global Resources Fund	
	Six Months Ended December 31, 2003 (unaudited)	Year Ended June 30, 2003
INCREASE (DECREASE) IN NET ASSETS		
From operations:		
Net investment income (loss)	$ 213,058	$ (145,113)
Net realized gain (loss)	446,273	21,597
Net unrealized appreciation (depreciation)	30,778,151	707,173
Net increase (decrease) in net assets resulting from operations	31,437,482	583,657
Distributions to shareholders:		
From net investment income	(2,895,600)	(230,003)
Total distributions to shareholders	(2,895,600)	(230,003)
From capital share transactions:		
Proceeds from shares sold	191,978,570	9,565,719
Distributions reinvested	2,804,886	216,460
Paid-in capital portion of short-term trading fee	13,254	9,913
	194,796,710	9,792,092
Cost of shares redeemed	(22,885,554)	(10,161,261)
Net increase (decrease) in net assets from capital share transactions	171,911,156	(369,169)
NET INCREASE (DECREASE) IN NET ASSETS	**200,453,038**	**(15,515)**
NET ASSETS		
Beginning of period	14,884,207	14,899,722
End of period	**$215,337,245**	**$14,884,207**
Accumulated undistributed net investment loss, end of period	$ (3,100,701)	$ (418,159)
Capital Share Activity		
Shares sold	24,985,206	2,089,242
Shares reinvested	340,812	51,172
Shares redeemed	(3,038,172)	(2,270,820)
Net share activity	22,287,846	(130,406)

See accompanying notes to financial statements.

	World Precious Minerals Fund		Gold Shares Fund	
	Six Months Ended December 31, 2003 (unaudited)	Year Ended June 30, 2003	Six Months Ended December 31, 2003 (unaudited)	Year Ended June 30, 2003
	$ (967,203)	$ (1,000,567)	$ (439,332)	$ (877,419)
	12,311,044	4,176,697	7,649,102	(1,333,628)
	99,562,029	(6,590,466)	25,071,001	134,090
	110,905,870	(3,414,336)	32,280,771	(2,076,957)
	(28,067,072)	(2,305,012)	(247,151)	—
	(28,067,072)	(2,305,012)	(247,151)	—
	442,060,474	617,471,740	114,213,315	108,006,550
	26,655,112	2,200,668	232,435	—
	641,138	1,402,876	208,576	207,077
	469,356,724	621,075,284	114,654,326	108,213,627
	(370,987,080)	(605,187,869)	(106,360,155)	(113,328,412)
	98,369,644	15,887,415	8,294,171	(5,114,785)
	181,208,442	**10,168,067**	**40,327,791**	**(7,191,742)**
	107,212,344	97,044,277	45,719,552	52,911,294
	$288,420,786	**$107,212,344**	**$86,047,343**	**$45,719,552**
	$ (32,515,326)	$ (3,481,051)	$ (715,581)	$ (29,098)
	32,250,690	68,090,367	16,559,673	22,960,311
	1,746,731	231,893	28,802	—
	(27,678,523)	(66,629,273)	(15,589,741)	(24,159,232)
	6,318,898	1,692,987	998,734	(1,198,921)

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

U.S. Global Investors Funds (Trust) is organized as a Massachusetts business trust, consisting of nine separate funds (funds), as follows: U.S. Treasury Securities Cash, U.S. Government Securities Savings, Near-Term Tax Free, Tax Free, All American Equity, China Region Opportunity, Global Resources, World Precious Minerals and Gold Shares. The Trust is an open-end management investment company registered under the Investment Company Act of 1940, as amended. All funds are diversified with the exception of China Region Opportunity, Global Resources, World Precious Minerals and Gold Shares.

The following is a summary of significant accounting policies consistently followed by the funds in the preparation of their financial statements. The policies are in conformity with accounting principles generally accepted in the United States.

A. Security Valuations

The funds value investments traded on national or international securities exchanges or over-the-counter at the last sales price reported by the security's primary exchange at the time of daily valuation. Securities for which no sale was reported are valued at the mean between the last reported bid and asked prices or using quotes provided by principal market makers. Short-term investments with effective maturities of sixty days or less at the date of purchase and investments of U.S. Treasury Securities Cash and U.S. Government Securities Savings Funds are valued at amortized cost, which approximates market value. An independent pricing service values municipal securities and long-term U.S. Government obligations using a system based on such factors as credit rating, maturity, coupon and type of security to determine fair value.

B. Fair Valued Securities

Securities for which market quotations are not readily available or which are subject to legal restrictions are valued at their fair value as determined in good faith under consistently applied procedures under the general supervision of the Board of Trustees. The following factors are generally considered in determining fair value: nature and duration of any trading restrictions, trading volume, market values of unrestricted shares of the same or similar class, investment management's judgment regarding the market experience of the issuer, financial status and other operational and market factors affecting the issuer, issuer's management, quality of the underlying property based on review of independent geological studies, the extent of the fund's investment in the trading securities of the issuer; and other relevant matters. The fair values may differ from what would have been used had a broader market for these securities existed.

For securities traded on international exchanges, if events which may materially affect the value of the fund's securities occur after the close of the primary exchange and before the fund's net asset value is next determined then those securities will be valued at their fair value as determined in good faith under the supervision of the Board of Trustees.

C. Security Transactions and Investment Income

Security transactions are accounted for on trade date. Realized gains and losses from security transactions are determined on an identified-cost basis. Dividend income is recorded on the ex-dividend date, except that certain dividends from foreign securities where the ex-dividend date may have passed are recorded as soon as the funds are informed of the ex-dividend data in the exercise of reasonable diligence. Interest income, which may include original issue discount, is recorded on an accrual basis. Discounts and premiums on securities purchased are accreted and amortized, respectively, on a yield-to-maturity basis as adjustments to interest income.

The funds may purchase securities on a when-issued or delayed-delivery basis and segregate the liquid assets on their books to collateralize the obligation until trade settlement. Such investments are accounted for in the same manner as marketable portfolio securities.

The equity funds may invest in private placements and initial public offerings (IPOs), the volatility of which may significantly affect performance. There is no guarantee that these high-risk investments will affect a fund's performance in the same way in the future.

Each fund may temporarily loan securities up to 10% of its total assets to brokers, dealers or other financial institutions in exchange for a negotiated lender's fee. These fees are recorded as securities lending income. The loans are collateralized by cash, U.S. government securities, high quality money market instruments or other securities that are maintained at all times in an amount at least equal to the current market value of the loaned securities, plus a margin depending on the types of securities loaned. The market value of the loaned securities is determined at the close of business of the fund and any additional required collateral is delivered to the fund on the next business day. In the event of default or bankruptcy by the borrower, retention of the collateral may be subject to legal proceedings. The securities lending agreement was terminated in fiscal 2003. There were no securities on loan at December 31, 2003.

D. Repurchase Agreements

The funds may enter into repurchase agreements with recognized financial institutions or registered broker-dealers and, in all instances, hold as collateral, underlying securities with a value exceeding the total repurchase price, including accrued interest. The funds use joint tri-party repurchase agreements with other funds under common management where uninvested cash is collectively invested in repurchase agreements, and each participating fund owns an undivided interest in the account.

E. Options

Some funds may write or purchase options on securities to manage their exposure to stock or commodity markets as well as fluctuations in interest and currency conversion rates. Written options include a risk of loss in excess of the option premium. The use of options carries the risk of a change in value of the underlying instruments, an illiquid secondary market, or that the counterparty may fail to perform its obligations. The option premium is the basis for recognition of unrealized or realized gain or loss on the option. The cost of securities acquired or the proceeds from securities sold through the exercise of the option is adjusted by the amount of the premium. There were no written options open at December 31, 2003.

Purchase option transactions during the six months ended December 31, 2003 were as follows:

	Global Resources Fund		World Precious Minerals Fund		Gold Shares Fund	
	Number of Contracts	Premiums Paid/(Received)	Number of Contracts	Premiums Paid/(Received)	Number of Contracts	Premiums Paid/(Received)
Options outstanding at June 30, 2003	200	$ 38,583	21,550	$ 2,514,891	11,650	$1,460,779
Options purchased	1,250	93,750	4,000	298,000	1,250	93,750
Options sold	(200)	(38,583)	(9,600)	(1,428,395)	(5,400)	(897,035)
Options expired	—	—	(6,750)	(414,500)	(3,450)	(201,900)
Options outstanding at December 31, 2003	1,250	$ 93,750	9,200	$ 969,996	4,050	$ 455,594

F. Foreign Currency Transactions

Some funds may invest in securities of foreign issuers. The accounting records of these funds are maintained in U.S. dollars. At each net asset value determination date, the value of assets and liabilities denominated in foreign currencies are translated into U.S. dollars using the current exchange rate. Security transactions, income and expenses are converted to U.S. dollars at the prevailing rate of exchange on the date of the event. The effect of changes in foreign exchange rates on foreign denominated securities is included with the net realized and unrealized gain or loss on securities. Other unrealized foreign currency gains or losses are reported separately.

G. Forward Foreign Currency Contracts

The funds may enter into forward foreign currency contracts to lock in the U.S. dollar cost of purchase and sale transactions. A forward foreign currency contract is a commitment to purchase or sell a foreign currency at a future date at a negotiated rate. These contracts are valued daily, and the fund's net equity therein, representing unrealized gain or loss on the contracts as measured by the difference between the forward foreign exchange rates at the dates of entry into the contracts and the forward rates at the reporting, is included in the statement of assets and liabilities. Realized and unrealized gains and losses are included in the statement of operations. Risks may arise upon entering into these contracts from the potential inability of counterparties to meet the terms of the contract and from unanticipated movements in the value of foreign currencies relative to the U.S. dollar.

Open forward foreign currency contracts at December 31, 2003 were:

Fund Contract	Foreign Currency	In Exchange for USD	Settlement Date	Value	Unrealized Appreciation	Unrealized (Depreciation)
Global Resources						
Purchases:						
Canadian Dollar	1,188,486	$ 911,346	12/31/03	$ 919,418	$ 8,072	$ —
Canadian Dollar	880,000	681,115	12/31/03	680,772	—	(343)
Canadian Dollar	1,730,433	1,328,038	01/02/04	1,338,671	10,633	—
Canadian Dollar	200,000	154,799	01/02/04	154,721	—	(78)
	3,998,919	3,075,298		3,093,582	18,705	(421)
World Precious Minerals						
Purchases:						
Canadian Dollar	99,264	$ 76,117	12/31/03	$ 76,791	$ 674	$ —
Canadian Dollar	2,090,000	1,617,647	12/31/03	1,616,834	—	(813)
Canadian Dollar	849,375	651,861	01/02/04	657,080	5,219	—
Canadian Dollar	300,000	232,198	01/07/04	232,081	—	(117)
	3,338,639	2,577,823		2,582,786	5,893	(930)
Gold Shares						
Sales:						
Canadian Dollar	198,200	$ 152,087	12/31/03	$ 153,328	$ —	$(1,241)

H. Federal Income Taxes
The funds intend to continue to comply with the requirements of Subchapter M of the Internal Revenue Code applicable to regulated investment companies and to distribute substantially all of their taxable income to shareholders. Accordingly, no provision for federal income taxes is required.

I. Dividends and Distributions to Shareholders
The funds record dividends and distributions to shareholders on the ex-dividend date. Distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States. Accordingly, periodic reclassifications are made within the funds' capital accounts to reflect income and gains available for distribution under income tax regulations.

The funds generally make distributions at least annually. The U.S. Treasury Securities Cash and U.S. Government Securities Savings Funds accrue dividends, on a daily basis with payment monthly. Tax Free and Near-Term Tax Free pay monthly dividends. Dividends and distributions payable at period end are processed for reinvestment on the following business day.

J. Expenses
Each fund bears expenses incurred specifically on its behalf plus an allocation of its share of Trust level expenses. Expense offset arrangements have been made with the funds' custodian so the custodian fees may be paid indirectly by credits earned on the funds' cash balances. Such deposit arrangements are an alternative to overnight investments.

K. Short-Term Trading (Redemption) Fees
Shares held in the All American Equity Fund less than 30 days are subject to a short-term trading fee equal to 0.10% of the proceeds of the redeemed shares. Shares held in the China Region Opportunity Fund less than 180 days are subject to a short-term trading fee equal to 1.00% of the proceeds of the redeemed shares. Shares held in the Global Resources, World Precious Minerals and Gold Shares Funds held less than 30 days are subject to a short-term trading fee equal to 0.25% of the proceeds of the redeemed shares. These fees, which are retained by the funds, are accounted for as an addition to paid-in capital.

L. Use of Estimates in Financial Statement Preparation
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2: RELATED PARTY TRANSACTIONS

U.S. Global Investors, Inc. (Adviser), under an investment advisory agreement with the Trust in effect through February 28, 2005, furnishes management and investment advisory services and, subject to the supervision of the Trustees, directs the investments of each fund according to its investment objectives, policies and limitations. The Adviser also furnishes all necessary office facilities, business equipment and personnel for administering the affairs of the Trust. Frank E. Holmes, a trustee of the funds, is the controlling owner of the Adviser.

For the services of the Adviser, each fund pays a management fee based upon its net assets. Fees are accrued daily and paid monthly. The contractual management fee for each fund is:

Fund	Annual Percentage of Average Daily Net Assets
Gold Shares, All American Equity and Tax Free	.75% of the first $250,000,000 and .50% of the excess
U.S. Treasury Securities Cash and U.S. Government Securities Savings	.50% of the first $250,000,000 and .375% of the excess
World Precious Minerals and Global Resources	1.00% of the first $250,000,000 and .50% of the excess
Near-Term Tax Free	0.50%
China Region Opportunity	1.25%

The Adviser has voluntarily agreed to reimburse specific funds so that their total operating expenses will not exceed certain annual percentages of average net assets. The expenses for the six months ended December 31, 2003 were voluntarily limited as follows: U.S. Government Securities Savings at 0.45%, Near-Term Tax Free at 0.45%, Tax Free at 0.70% and All American Equity at 1.75%. In addition, the Adviser has contractually limited total fund operating expenses to not exceed 0.45% for the U.S. Government Securities Savings Fund, 0.45% for the Near-Term Tax Free Fund, 0.70% for the Tax Free Fund and 1.75% for the All American Equity Fund on an annualized basis through June 30, 2004, and until such later date as the Adviser determines.

The Adviser has also voluntarily agreed to waive fees and/or reimburse U.S. Treasury Securities Cash Fund and U.S. Government Securities Savings Fund to the extent necessary to maintain the fund's yield at a certain level as determined by the Adviser (Minimum Yield). The Adviser may recapture any fees waived and/or expenses reimbursed within three years after the end of the fiscal year of such waiver and/or reimbursement to the extent that such recapture would not cause the fund's yield to fall below the Minimum Yield. For the six months ended December 31, 2003, fees waived and/or expenses reimbursed as a result of this agreement were $28,023 and $0 for the U.S. Treasury Securities Cash Fund and the U.S. Government Securities Savings Fund, respectively. These amounts are recoverable by the Adviser through June 30, 2007.

United Shareholder Services, Inc. (USSI), a wholly-owned subsidiary of the Adviser, is the transfer agent for the funds. Each fund pays an annual fee based on its number of shareholder accounts for transfer agency services. Certain account fees are paid directly by shareholders to the transfer agent, which, in turn, reduces its charge to the funds. Brown Brothers Harriman & Co. serves as the custodian, fund accounting and administration service agent with a fee structure based primarily on average net assets of the funds. Additionally, the Adviser was reimbursed for in-house legal and internal administration services pertaining to each fund during the six months ended December 31, 2003, in the amounts of $116,483 and $16,004, respectively.

During the six months ended December 31, 2003, A & B Mailers, Inc., a wholly-owned subsidiary of the Adviser, was paid $152,320 for mailing services provided to the funds.

The five independent Trustees receive compensation for serving on the Board. The Chairman and members of special committees receive additional compensation. Trustees are also reimbursed for out-of-pocket expenses incurred while attending meetings. Frank E. Holmes receives no compensation from the funds for serving on the Board.

NOTE 3: INVESTMENT ACTIVITY

Purchases and sales of long-term securities for the six months ended December 31, 2003, are summarized as follows:

Fund	Purchases	Sales
Near-Term Tax Free	$ 2,556,107	$ 4,086,384
Tax Free	6,249,728	13,976,917
All American Equity	8,147,151	9,105,857
China Region Opportunity	30,018,077	6,083,966
Global Resources	142,293,358	3,578,888
World Precious Minerals	133,354,294	81,194,485
Gold Shares	27,222,138	31,737,134

U.S. Treasury Securities Cash and U.S. Government Securities Savings held only short-term investments. The funds neither purchased nor sold long-term U.S. government securities during the period.

Investments in foreign issuers as a percent of total investments at December 31, 2003 were: 81.08% of China Region Opportunity, 57.11% of Global Resources, 82.15% of World Precious Minerals and 76.36% of Gold Shares.

NOTE 4: TAX INFORMATION

The following table presents the income tax basis of the securities owned at December 31, 2003, and the tax basis components of net unrealized appreciation or depreciation:

Fund	Aggregate Tax Cost	Gross Unrealized Appreciation	Gross Unrealized Depreciation	Net Unrealized Appreciation (Depreciation)
U.S. Treasury Securities Cash	$121,104,254	$ —	$ —	$ —
U.S. Government Securities Savings	476,949,478	—	—	—
Near-Term Tax Free	19,019,664	516,466	(13,809)	502,657
Tax Free	41,642,693	1,513,536	(47,020)	1,466,516
All American Equity	16,640,505	3,892,902	(330,853)	3,562,049
China Region Opportunity	43,069,349	11,537,227	(1,417,069)	10,120,158
Global Resources	187,045,522	35,179,673	(920,458)	34,259,215
World Precious Minerals	176,646,480	115,350,602	(6,775,933)	108,574,669
Gold Shares	50,101,828	34,663,771	(203,740)	34,460,031

All distributions paid during the six months ended December 31, 2003, as shown on the Statements of Changes in Net Assets, are taxable as ordinary income to shareholders.

Net realized capital loss carryforwards, for federal income tax purposes, may be used to offset current or future capital gains until expiration. The funds' tax-basis capital gains and losses are determined only at the end of each fiscal year. The loss carryforwards and related expiration dates for each fund, as of June 30, 2003, are as follows:

Fund	Loss Carryforwards	Expiration Date
U.S. Treasury Securities Cash	$ 18,472	2007 - 2011
U.S. Government Securities Savings	1,087,560	2004 - 2005
Near-Term Tax Free	77,044	2008 - 2009
Tax Free	338,259	2009
All American Equity	3,391,251	2010 - 2011
China Region Opportunity	14,881,948	2004 - 2011
Global Resources	8,949,840	2007 - 2011
World Precious Minerals	46,759,906	2007 - 2010
Gold Shares	136,323,572	2004 - 2011

Fund	Post October 31, 2002 Capital Losses	Post October 31, 2002 Currency Loss Deferral
U.S. Government Securities Savings	$ 9,653	$ —
All American Equity	212,876	—
China Region Opportunity	917,197	2,477
World Precious Minerals	355,549	—
Gold Shares	—	3,855

The amounts above, in accordance with tax rules, are deemed to have occurred on July 1, 2003.

NOTE 5: RISKS OF CONCENTRATIONS

China Region Opportunity may be exposed to risks not typically associated with investments in the United States, due to concentration of investments in foreign issuers in the region. These investments present risks resulting from disruptive political or economic conditions and the potential imposition of adverse governmental laws or currency exchange restrictions affecting the area.

The investment policies of Gold Shares and World Precious Minerals present unique risks to their respective portfolios' values. The prices of gold and other precious metals may be subject to fluctuations caused by international monetary and political developments including trade or currency restrictions, currency devaluation and revaluation, and social and political conditions within a country. Fluctuations in the prices of gold and other precious metals will affect the market values of the securities held by these funds.

NOTE 6: CREDIT ARRANGEMENTS

Each of the U.S. Global Investors Funds, along with other funds under common management, has a revolving credit facility with Brown Brothers Harriman & Co. (BBH). Borrowings of each fund are collateralized by any or all of the securities held by BBH as the fund's custodian. Interest on borrowings is charged at the current overnight Federal Funds Rate plus 2%. Each fund has a maximum borrowing limit of 10% of qualified assets. The aggregate borrowings by all the funds under the agreement cannot exceed $10,000,000 at any one time. There were no borrowings under the revolving credit facility at December 31, 2003.

NOTE 7: SHARES OF BENEFICIAL INTEREST

At December 31, 2003, individual shareholders holding more than 5% of outstanding shares comprised 6.28% of the Near-Term Tax Free Fund and 52.33% of the Tax Free Fund.

Financial Highlights

U.S. TREASURY SECURITIES CASH FUND

For a capital share outstanding during the six months ended December 31, 2003 (unaudited) and each year ended June 30,

	12/03	2003	2002	2001	2000	1999
Net asset value, beginning of period	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00
Investment Activities						
Net investment income	—(a)	.01	.01	.05	.04	.04
Net realized and unrealized gain	—	—	—	—	—	—
Total from investment activities	—(a)	.01	.01	.05	.04	.04
Distributions from net investment income	—(a)	(.01)	(.01)	(.05)	(.04)	(.04)
Net asset value, end of period	**$1.00**	**$1.00**	**$1.00**	**$1.00**	**$1.00**	**$1.00**
Total Return (excluding account fees) (b)	.04%	.57%	1.43%	4.59%	4.49%	3.92%
Ratios to Average Net Assets (c):						
Net investment income	.06%	.52%	1.43%	4.62%	4.33%	3.87%
Total expenses	1.00%	.97%	1.00%	1.06%	1.04%	1.01%
Expenses reimbursed or offset	(.04)%	—	—	—	—	—
Net expenses	.96%	.97%	1.00%	1.06%	1.04%	1.01%
Net assets, end of period (in thousands)	**$121,281**	**$123,879**	**$134,930**	**$130,832**	**$137,172**	**$155,767**

U.S. GOVERNMENT SECURITIES SAVINGS FUND

For a capital share outstanding during the six months ended December 31, 2003 (unaudited) and each year ended June 30,

	12/03	2003	2002	2001	2000	1999
Net asset value, beginning of period	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00
Investment Activities						
Net investment income	—(a)	.01	.02	.05	.05	.05
Net realized and unrealized gain	—(a)	—	—	—	—	—
Total from investment activities	—	.01	.02	.05	.05	.05
Distributions from net investment income	—(a)	(.01)	(.02)	(.05)	(.05)	(.05)
Net asset value, end of period	**$1.00**	**$1.00**	**$1.00**	**$1.00**	**$1.00**	**$1.00**
Total Return (excluding account fees) (b)	.32%	1.09%	2.20%	5.42%	5.44%	4.90%
Ratios to Average Net Assets (c):						
Net investment income	.60%	1.08%	2.20%	5.41%	5.26%	4.78%
Total expenses	.65%	.61%	.59%	.60%	.60%	.61%
Expenses reimbursed or offset	(.20)%	(.16)%	(.14)%	(.20)%	(.20)%	(.30)%
Net expenses	.45%	.45%	.45%	.40%	.40%	.31%
Net assets, end of period (in thousands)	**$477,741**	**$529,829**	**$691,843**	**$782,242**	**$755,140**	**$790,148**

(a) The per share amount does not round to a full penny.

(b) Total returns for periods less than one year are not annualized. Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period.

(c) Ratios are annualized for periods of less than one year. Expenses reimbursed or offset reflect reductions to total expenses, as discussed in the notes to the financial statements. These amounts would decrease the net investment income ratio had such reductions not occurred.

See accompanying notes to financial statements.

Financial Highlights

NEAR-TERM TAX FREE FUND

For a capital share outstanding during the six months ended December 31, 2003 (unaudited) and each year ended June 30,

	12/03	2003	2002	2001	2000	1999
Net asset value, beginning of period	$11.14	$10.81	$10.61	$10.31	$10.47	$10.64
Investment Activities						
Net investment income	.16	.32	.40	.43	.44	.42
Net realized and unrealized gain (loss)	(.08)	.32	.19	.30	(.17)	(.17)
Total from investment activities	.08	.64	.59	.73	.27	.25
Distributions from net investment income	(.15)	(.31)	(.39)	(.43)	(.43)	(.42)
Net asset value, end of period	**$11.07**	**$11.14**	**$10.81**	**$10.61**	**$10.31**	**$10.47**
Total Return (excluding account fees) (a)	.76%	5.97%	5.65%	7.21%	2.65%	2.35%
Ratios to Average Net Assets (b):						
Net investment income	2.72%	2.83%	3.73%	4.15%	4.10%	3.93%
Total expenses	1.20%	1.44%	2.63%	2.72%	2.45%	2.25%
Expenses reimbursed or offset	(.75)%	(.94)%	(2.01)%	(2.02)%	(1.75)%	(1.55)%
Net expenses	.45%	.50%	.62%	.70%	.70%	.70%
Portfolio turnover rate	13%	20%	19%	23%	24%	38%
Net assets, end of period (in thousands)	**$19,706**	**$21,979**	**$9,752**	**$6,035**	**$5,222**	**$7,411**

TAX FREE FUND

For a capital share outstanding during the six months ended December 31, 2003 (unaudited) and each year ended June 30,

	12/03	2003	2002	2001	2000	1999
Net asset value, beginning of period	$12.65	$12.18	$11.95	$11.38	$11.80	$12.20
Investment Activities						
Net investment income	.22	.42	.50	.53	.56	.55
Net realized and unrealized gain (loss)	(.18)	.48	.23	.57	(.39)	(.37)
Total from investment activities	.04	.90	.73	1.10	.17	.18
Distributions						
From net investment income	(.21)	(.43)	(.50)	(.53)	(.55)	(.55)
From net realized gains	—	—	—	—	(.04)	(.03)
Total distributions	(.21)	(.43)	(.50)	(.53)	(.59)	(.58)
Net asset value, end of period	**$12.48**	**$12.65**	**$12.18**	**$11.95**	**$11.38**	**$11.80**
Total Return (excluding account fees) (a)	.33%	7.49%	6.18%	9.81%	1.57%	1.39%
Ratios to Average Net Assets (b):						
Net investment income	3.27%	3.34%	4.13%	4.50%	4.80%	4.54%
Total expenses	1.07%	1.22%	1.56%	1.53%	1.53%	1.45%
Expenses reimbursed or offset	(.37)%	(.52)%	(.86)%	(.83)%	(.83)%	(.75)%
Net expenses	.70%	.70%	.70%	.70%	.70%	.70%
Portfolio turnover rate	13%	26%	22%	19%	16%	42%
Net assets, end of period (in thousands)	**$43,462**	**$55,283**	**$21,698**	**$20,248**	**$18,380**	**$24,042**

(a) Total returns for periods less than one year are not annualized. Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period.

(b) Ratios are annualized for periods of less than one year. Expenses reimbursed or offset reflect reductions to total expenses, as discussed in the notes to the financial statements. These amounts would decrease the net investment income ratio had such reductions not occurred.

See accompanying notes to financial statements.

Financial Highlights

ALL AMERICAN EQUITY FUND

For a capital share outstanding during the six months ended December 31, 2003 (unaudited) and each year ended June 30,

	12/03	2003	2002	2001	2000	1999
Net asset value, beginning of period	$19.15	$21.20	$25.44	$45.18	$44.78	$38.80
Investment Activities						
Net investment income (loss)	(.05)	(.03)	(.03)	.08	.33	.26
Net realized and unrealized gain (loss)	3.67	(2.02)	(4.20)	(11.42)	.90	7.10
Total from investment activities	3.62	(2.05)	(4.23)	(11.34)	1.23	7.36
Distributions						
From net investment income	—	—	(.01)	(.08)	(.33)	(.26)
From net realized gains	—	—	—	(8.32)	(.50)	(1.12)
Total distributions	—	—	(.01)	(8.40)	(.83)	(1.38)
Net asset value, end of period	$22.77	$19.15	$21.20	$25.44	$45.18	$44.78
Total Return (excluding account fees) (a)	18.90%	(9.67)%	(16.62)%	(27.96)%	2.72%	19.49%
Ratios to Average Net Assets (b):						
Net investment income (loss)	(.45)%	(.12)%	(.12)%	.25%	.28%	.66%
Total expenses	2.33%	2.56%	2.19%	1.69%	1.53%	1.56%
Expenses reimbursed or offset	(.58)%	(1.06)%	(.73)%	(.69)%	(.53)%	(.56)%
Net expenses	1.75%	1.50%	1.46%	1.00%	1.00%	1.00%
Portfolio turnover rate	45%	119%	75%	85%	21%	25%
Net assets, end of period (in thousands)	$20,630	$18,334	$20,713	$26,942	$44,038	$53,202

CHINA REGION OPPORTUNITY FUND

For a capital share outstanding during the six months ended December 31, 2003 (unaudited) and each year ended June 30,

	12/03	2003	2002	2001	2000	1999
Net asset value, beginning of period	$4.17	$4.38	$4.92	$6.11	$5.58	$4.09
Investment Activities						
Net investment loss	(.01)	(.02)	(.04)	(.04)	(.02)	(.03)
Net realized and unrealized gain (loss)	2.45	(.19)	(.50)	(1.09)	.55	1.55
Total from investment activities	2.44	(.21)	(.54)	(1.13)	.53	1.52
Distributions						
From net investment income	(.05)	—	—	(.06)	—	(.03)
Total distributions	(.05)	—	—	(.06)	—	(.03)
Net asset value, end of period	$6.56	$4.17	$4.38	$4.92	$6.11	$5.58
Total Return (excluding accounts fees) (a)	58.55%	(4.79)%	(10.98)%	(18.45)%	9.50%	37.50%
Ratios to Average Net Assets (b):						
Net investment loss	(.59)%	(.60)%	(.83)%	(.56)%	(.40)%	(1.18)%
Total expenses	2.25%	3.91%	3.54%	3.04%	3.10%	4.41%
Expenses reimbursed or offset	—	—	—	—	—	—
Net expenses	2.25%	3.91%	3.54%	3.04%	3.10%	4.41%
Portfolio turnover rate	25%	44%	29%	4%	40%	13%
Net assets, end of period (in thousands)	$53,543	$12,815	$12,003	$15,123	$21,273	$29,156

(a) Total returns for periods less than one year are not annualized. Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period.

(b) Ratios are annualized for periods of less than one year. Expenses reimbursed or offset reflect reductions to total expenses, as discussed in the notes to the financial statements. These amounts would decrease the net investment income ratio had such reductions not occurred.

See accompanying notes to financial statements.

Financial Highlights

GLOBAL RESOURCES FUND

For a capital share outstanding during the six months ended December 31, 2003 (unaudited) and each year ended June 30,

	12/03	2003	2002	2001	2000	1999
Net asset value, beginning of period	$5.14	$4.93	$4.01	$3.88	$4.01	$4.47
Investment Activities						
Net investment income (loss)	.15	(.05)	(.06)	(.06)	(.08)	(.07)
Net realized and unrealized gain (loss)	3.39	.35	.98	.19	(.05)	(.15)
Total from investment activities	3.54	.30	.92	.13	(.13)	(.22)
Distributions						
From net investment income	(.13)	(.09)	—	—	—	—
From net realized gains	—	—	—	—	—	(.24)
Total distributions	(.13)	(.09)	—	—	—	(.24)
Net asset value, end of period	**$8.55**	**$5.14**	**$4.93**	**$4.01**	**$3.88**	**$4.01**
Total Return (excluding account fees) (a)	68.89%	6.43%	22.94%	3.35%	(3.24)%	(4.12)%
Ratios to Average Net Assets (b):						
Net investment income (loss)	.68%	(1.38)%	(1.57)%	(1.47)%	(1.87)%	(1.83)%
Total expenses	1.55%	3.75%	3.83%	3.61%	3.79%	4.34%
Expenses reimbursed or offset	—	—	—	—	—	—
Net expenses	1.55%	3.75%	3.83%	3.61%	3.79%	4.34%
Portfolio turnover rate	6%	101%	96%	65%	55%	153%
Net assets, end of period (in thousands)	**$215,337**	**$14,884**	**$14,900**	**$11,887**	**$13,530**	**$16,964**

WORLD PRECIOUS MINERALS FUND

For a capital share outstanding during the six months ended December 31, 2003 (unaudited) and each year ended June 30,

	12/03	2003	2002	2001	2000	1999
Net asset value, beginning of period	$9.75	$10.43	$5.28	$6.43	$7.79	$9.86
Investment Activities						
Net investment income (loss)	.29	(.05)	(.07)	(.10)	(.01)	.02
Net realized and unrealized gain (loss)	8.48	(.38)	5.22	(1.03)	(1.35)	(2.08)
Total from investment activities	8.77	(.43)	5.15	(1.13)	(1.36)	(2.06)
Distributions						
From net investment income	(1.86)	(.25)	—	(.02)	—	(.01)
Total distributions	(1.86)	(.25)	—	(.02)	—	(.01)
Net asset value, end of period	**$16.66**	**$9.75**	**$10.43**	**$5.28**	**$6.43**	**$7.79**
Total Return (excluding account fees) (a)	91.71%	(4.02)%	97.54%	(17.54)%	(17.46)%	(20.89)%
Ratios to Average Net Assets (b):						
Net investment income (loss)	(1.04)%	(1.36)%	(1.32)%	(1.51)%	(1.41)%	.27%
Total expenses	1.40%	1.92%	2.27%	2.86%	2.50%	2.18%
Expenses reimbursed or offset	—	—	—	—	—	(.06)%
Net expenses	1.40%	1.92%	2.27%	2.86%	2.50%	2.12%
Portfolio turnover rate	49%	141%	104%	68%	93%	252%
Net assets, end of period (in thousands)	**$288,421**	**$107,212**	**$97,044**	**$42,455**	**$57,019**	**$96,057**

(a) Total returns for periods less than one year are not annualized. Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period.

(b) Ratios are annualized for periods of less than one year. Expenses reimbursed or offset reflect reductions to total expenses, as discussed in the notes to the financial statements. These amounts would decrease the net investment income ratio had such reductions not occurred.

See accompanying notes to financial statements.

Financial Highlights

GOLD SHARES FUND

For a capital share outstanding during the six months ended December 31, 2003 (unaudited) and each year ended June 30,

	12/03	2003	2002	2001	2000	1999
Net asset value, beginning of period	$5.18	$5.28	$2.83	$2.92	$3.42	$3.79
Investment Activities						
Net investment loss	(.04)	(.10)	(.06)	(.09)	(.15)	(.11)
Net realized and unrealized gain (loss)	3.65	—	2.51	—	(.35)	(.26)
Total from investment activities	3.61	(.10)	2.45	(.09)	(.50)	(.37)
Distributions						
From net investment income	(.03)	—	—	—	—	—
Total distributions	(.03)	—	—	—	—	—
Net asset value, end of period	**$8.76**	**$5.18**	**$5.28**	**$2.83**	**$2.92**	**$3.42**
Total Return (excluding accounts fees) (a)	69.66%	(1.89)%	86.57%	(3.08)%	(14.62)%	(9.76)%
Ratios to Average Net Assets (b):						
Net investment loss	(1.37)%	(1.98)%	(1.99)%	(2.93)%	(3.98)%	(2.88)%
Total expenses	1.95%	2.64%	3.57%	5.79%	5.74%	5.59%
Expenses reimbursed or offset	—	—	—	—	—	(.35)%
Net expenses	1.95%	2.64%	3.57%	5.79%	5.74%	5.24%
Portfolio turnover rate	47%	138%	164%	95%	82%	388%
Net assets, end of period (in thousands)	**$86,047**	**$45,720**	**$52,911**	**$22,231**	**$25,836**	**$38,286**

(a) Total returns for periods less than one year are not annualized. Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period.

(b) Ratios are annualized for periods of less than one year. Expenses reimbursed or offset reflect reductions to total expenses, as discussed in the notes to the financial statements. These amounts would decrease the net investment income ratio had such reductions not occurred.

See accompanying notes to financial statements.

Notes

Notes

Notes

ITEM 2. CODE OF ETHICS.

Required only in annual report on Form N-CSR.

ITEM 3. AUDIT COMMITTEE FINANCIAL EXPERT.

Required only in annual report on Form N-CSR.

ITEM 4. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Required only in annual report on Form N-CSR.

ITEM 5. AUDIT COMMITTEE OF LISTED REGISTRANTS

Required only in annual report on Form N-CSR.

ITEM 6. [RESERVED]

**ITEM 7. DISCLOSURE OF PROXY VOTING POLICIES AND PROCEDURES FOR CLOSED-END MANAGE-
MENT INVESTMENT COMPANIES.**

Not applicable.

ITEM 8. [RESERVED]

ITEM 9. CONTROLS AND PROCEDURES.

(a)   The registrant's president and treasurer have determined that the registrant's disclosure controls
        and procedures are effective based on their evaluation of the disclosure controls and procedures as
        of a date within 90 days of the filing date of this report.

(b)   There was no change in the registrant's internal control over financial reporting that occurred in the
        registrant's first fiscal half-year that has materially affected, or is reasonably likely to materially af-
        fect, the registrant's internal control over financial reporting.

ITEM 10. EXHIBITS.

(a)   Not applicable.

(b)   Certifications of principal executive officer and principal financial officer of the registrant as re-
        quired by Rule 30a-2 under the Investment Company Act of 1940.

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

U.S. GLOBAL INVESTORS FUNDS

By: _____

Frank E. Holmes
President, Chief Executive Officer
Date: March 10, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: _____

Frank E. Holmes
President, Chief Executive Officer
Date: March 10, 2004

By: _____

Tracy C. Peterson
Treasurer
Date: March 10, 2004

EXHIBIT INDEX

(b) (1)   Certifications of principal executive officer and principal financial officer as required by Rule 30a-2 under the Investment Company Act of 1940.

(b) (2)   Certifications of principal executive officer and principal financial officer as required by Section 906 of the Sarbanes-Oxley Act of 2002.

EXHIBIT (b) (1)

SECTION 302 CERTIFICATION

I, Frank E. Holmes, certify that:

1. I have reviewed this report on Form N-CSR of U.S. Global Investors Funds;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations, changes in net assets, and cash flows (if the financial statements are required to include a statement of cash flows) of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rule 30a-3(c) under the Investment Company Act of 1940) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of a date within 90 days prior to the filing date of this report based on such evaluation; and

   (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal half-year (the registrant's second fiscal half-year in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 10, 2004

_____
Frank E. Holmes
Chief Executive Officer

SECTION 302 CERTIFICATION

I, Tracy C. Peterson, certify that:

1. I have reviewed this report on Form N-CSR of U.S. Global Investors Funds;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations, changes in net assets, and cash flows (if the financial statements are required to include a statement of cash flows) of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rule 30a-3(c) under the Investment Company Act of 1940) and internal control over financial reporting (as defined in Rule 30a-3(d) under the Investment Company Act of 1940) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of a date within 90 days prior to the filing date of this report based on such evaluation; and

    (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal half-year (the registrant's second fiscal half-year in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 10, 2004

_____
Tracy C. Peterson
Treasurer

EXHIBIT (b) (2)

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2003

In connection with this report on Form N-CSR for the Registrant as furnished to the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as applicable; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

By: ______________________________
Frank E. Holmes
President, Chief Executive Officer
Date: March 10, 2004

By: ______________________________
Tracy C. Peterson
Treasurer
Date: March 10, 2004

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Registrant and will be retained by the Registrant and furnished to the Securities and Exchange Commission or its staff upon request.

This certification is being furnished to the Commission solely pursuant to 18 U.S.C. ss. 1350 and is not being filed as part of the Form N-CSR filed with the Commission.